
07048282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ARS

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended September 30, 2006

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 0-15935

SPESCOM SOFTWARE INC.
(Exact name of registrant as specified in its charter)

California	**95-3634089**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
10052 Mesa Ridge Court, Suite 100 San Diego, CA	**92121**
(Address of principal executive offices)	(Zip Code)

PROCESSED
APR 0 2 2007
THOMSON FINANCIAL

(858) 625-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity on March 31,2006, (the last business day of the Registrant's most recently completed second fiscal quarter) held by non-affiliates* of the Registrant, based upon the last price reported on the OTC Bulletin Board on such date was $4,796,296.

The number of shares outstanding of the Registrant's Common Stock at the close of business on December 22, 2006 was 37,144,494.

---

* Without acknowledging that any individual director of Registrant is an affiliate, all directors have been included as affiliates with respect to shares owned by them.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement relating to its 2007 Annual Shareholders Meeting are incorporated by reference into – Part III hereof.

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or anticipated results, including those set forth under the heading "Risk Factors" and elsewhere in, or incorporated by reference into, this report. Other risks and uncertainties include such factors, among others, as market acceptance and market demand for the Company's (as defined below) technologies and services, pricing, the changing regulatory environment, the effect of the Company's accounting policies, potential seasonality, industry trends, adequacy of the Company's financial resources to execute its business plan, the Company's ability to attract, retain and motivate key technical, marketing and management personnel, possible disruption in commercial activities occasioned by terrorist activity and armed conflict, and other risk factors detailed in the Company's other SEC filings.

In some cases, you can identify forward looking statements by terms such as "may," "intend," "might," "will," "should," "could," "would," "expect," " believe, " " anticipate, " "estimate," "predict," "potential," or the negative of these terms, and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The forward-looking statements in this report are based upon management's current expectations and belief, which management believes are reasonable. These statements represent our estimates and assumptions only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to publicly release the result of any revisions to any forward-looking statement, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are cautioned not to place undue reliance on any forward-looking statements.

In this report, unless the context indicates otherwise, the terms "Company," "we," "us," and "our" refer to Spescom Software Inc., a California corporation, and its subsidiaries.

ITEM 1. BUSINESS

General

Spescom Software Inc, formerly Altris Software, Inc., (the "Company") was founded and incorporated as a California corporation in 1981 and is headquartered in San Diego, California with an international sales and support subsidiary in London, United Kingdom. Our principal executive office is located at 10052 Mesa Ridge Court, Suite 100, San Diego, California, 92121. Our telephone number at that address is (858) 625-3000. Our website address is www.spescomsoftware.com. Our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 can be accessed, free of charge, at our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission.

The Company develops, markets and supports *e*B™, its integrated suite of collaborative document, configuration and records management software solutions. The *e*B suite enables organizations in a broad range of industries to create, capture, store, manage, share and distribute critical business information regarding their customers, products, assets and processes in an efficient manner. The *e*B suite also enables them to maintain complete, up-to-date information about the configuration of their products, assets and infrastructures so that they can achieve operational excellence and compliance with regulatory requirements. *e*B provides the capabilities of an Enterprise Content Management (ECM)/Electronic Document Management (EDM) System, but extends these capabilities by also managing the "things' that the content/documents relate to such as products, assets, functions, processes, requirements, projects, organizations, locations, work orders, etc. As a result, eB can be used to manage the lifecycle of physical items (e.g., products, equipment or assets), and the requirements (e.g., functional, safety, performance, environmental, etc.) that govern them. It enables intelligent relationships to be defined between these items thereby creating an interdependency model. As a result, the effects of any change on requirements, documents and items can be determined and change can be managed to effectively ensure information integrity. In particular, *e*B enables organizations with extensive and complex physical infrastructures to efficiently identify, classify, structure, link, and manage documents, physical items, and requirements throughout their lifecycles and ensure that conformance between these is maintained by means of an automated change process.

*e*B's integration of document, configuration and records management functionality onto a single platform is a major differentiator and significant competitive advantage that allows the Company to address the information management needs of an enterprise in a more holistic manner than solutions provided by other vendors. In addition, *e*B provides interoperability and scalability across and beyond an enterprise, deployment over the web, and quick, cost-effective "out-of-the-box" implementation. Finally, the product's full functionality is available via a set of application programming interfaces ("API's") that enable the rapid definition and deployment of customer specific solutions and integration with other business applications, including enterprise resource planning ("ERP"), maintenance management, and project management products.

History

In the 1980's, the Company and a handful of other pioneering companies set out to provide a better alternative for managing documents electronically. In the mid 1990's the Company acquired two of those other companies, Optigraphics Corp., and Trimco Ltd. that were recognized for their product excellence and vision. As a combined entity, the Company became a leading developer of enterprise document management solutions. In 2000, the Company acquired the rights to certain configuration management technology and skills from Spescom Ltd., which at the same time acquired a controlling interest in the Company. Due to this unique combination of document and configuration management technologies and skills, the Company began doing business as Spescom Software Inc. on October 1, 2001.

As of September 30, 2006 Spescom Ltd. by virtue of its ownership of common stock and Series F Preferred Stock controlled 56% of the outstanding voting shares of the Company.

A timeline summary of equity transactions between the Company and Spescom Ltd. follows:

1999
The Company sold 3,428,571 shares of its common stock to Spescom Ltd. for $2,300,000 in cash. In addition, the Company sold a 60% interest in ASL, its United Kingdom subsidiary, for an additional $1,000,000. At the end of 1999 Spescom Ltd. purchased the Company's subordinated debt and Series E Preferred Stock held by a third party. Under the terms of the debt and preferred stock, Spescom Ltd. had the right to convert the debt and preferred stock into common stock at $1.90 per share which equated to 3,226,841 shares of common stock.

2000
In April 2000 the Company sold 5,284,714 shares of its common stock to Spescom Ltd. for $3,700,000. Also, the Company agreed to convert its subordinated debt and Series E Preferred Stock held by Spescom Ltd. into 9,528,096 shares of common stock—an effective conversion rate of $.70 per share. The Company also transferred its remaining interest in ASL to Spescom Ltd. for no consideration. In September 2000 the Company changed its year end from December 31 to September 30 to coincide with Spescom Ltd.'s year end.

2001
In October 2000 Spescom Ltd. contributed certain assets and liabilities of its United Kingdom subsidiary (formerly ASL) to the Company for 550,000 shares of common stock of the Company.

2002
In 2002 Spescom Ltd. loaned working capital to the Company under promissory notes secured by all of the assets of the Company.

2003
In September 2003 the Company agreed to convert $5,292,000 of the $5,791,000 owed to Spescom Ltd. into shares of the Company's Series F Preferred Stock. The Series F Preferred Stock is convertible into the Company's common stock based upon a conversion rate of $.45 per share (subject to certain adjustments set forth in the related Certificate of Determination for the Series F Preferred Stock), which equates to 11,757,778 shares of common stock.

2004
In November 2003 the Company issued a note payable to Spescom UK with a principal balance of $600,000 which was repaid in full during fiscal 2004.

2005
In November 2004 the Company completed a financing arrangement whereby the Company issued 2,200 shares of Series G Convertible Preferred Stock along with 2,750,000 common stock warrants for gross proceeds of $2,200,000. During fiscal 2005, 750 shares of this preferred stock was converted into 2,428,000 shares of common stock.

2006
In fiscal 2006, the Company completed two preferred stock financings, the net aggregate result of which was the Company's issuance of 2,450 shares of Series I Convertible Preferred Stock along with 1,851,852 common stock warrants, its receipt of cash consideration of $1,000,000 and its cancellation of the remaining 1,450 shares of Series G Convertible Preferred Stock. As a result of these financing activities, Spescom Ltd.'s ownership of the Company on a fully diluted basis including the shares issuable upon conversion of the shares of the Company's Series F Convertible Preferred Stock held by Spescom Ltd is now less than 50%. Spescom Ltd., however, by virtue of its ownership of common stock and Series F Convertible Preferred Stock, is currently entitled to 56% of the total number of votes eligible to be cast in the election of directors.

Industry Background

In today's marketplace, organizations are increasingly looking for better ways to help manage their business information and processes. Most companies are overwhelmed by the amount and variety of information generated by their suppliers, customers, employees and partners and by the rate at which change occurs in their operations. As a result, organizations are seeking computer-based information management solutions that enable them to improve productivity, reduce costs, react quickly to changes in their marketplace, improve customer service or comply with stringent regulatory and quality certification requirements.

Enterprise information can be broadly divided into two categories:

i) **Structured information** stored in a database regarding, for example, customers, suppliers, products and transactions. This data is readily manipulated by a computer application to achieve a specified business objective, for example, general accounting, manufacturing planning, inventory control, purchasing, asset management, personnel management. Most enterprise software applications including for example, Enterprise Resource Planning ("ERP"), Customer Relationship Management ("CRM"), Supply Chain Management ("SCM"), and Product Lifecycle Management ("PLM"), solely use this category of information.

ii) **Unstructured information** generated by software for personal computers and workstations, such as word processing documents, spreadsheets and computer-aided design ("CAD") drawings, as well as other types of information which may or may not be in electronic format, such as manufacturing procedures, maintenance records, training and technical manuals, facility layouts, blueprints, product and parts drawings, specifications, schematics, invoices, checks and other business records, presentation graphics, photos, audio and video clips and facsimile documents. The majority of corporate information is in an unstructured format and is growing at an exponential rate straining an enterprise's ability to efficiently access, process and communicate that information.

Whatever the format and wherever the location, unstructured data represents information that is essential to a company's business and forms a key part of its intellectual capital. In today's competitive marketplace, companies need the ability to leverage their intellectual capital; however, limitations on a company's ability to access, process and communicate this information has restrained the productivity of businesses at both the individual and team levels. Without an effective means of obtaining business information, employees are often forced to re-create information from scratch, duplicating effort and increasing the potential for error. In addition, professionals often spend a significant amount of their time locating information rather than engaging in higher-value activities. Additional complexity results where information must be accessed and revised by collaborative teams dispersed throughout and beyond an enterprise that may operate different desktop software and computers. The lack of effective tools for communicating and sharing information and for automating the business logic makes this process even more time-consuming, inefficient and error-prone.

A further factor that is increasingly impacting business is that of information integrity. Due to the dynamic business environment, enterprises are being stretched to the limit to manage change effectively. The result of rapid change is a reduction in enterprise information integrity and an inevitable decrease in operational efficiency, safety, customer service, regulatory compliance and profitability. Independent research by the Institute of Configuration Management (ICM) based in Phoenix, Arizona has determined that a reduction of only 8% in information integrity results in a 50% reduction in operational effectiveness.

In recent years, enterprises have become keenly aware of the need to secure and protect their corporate information as its loss could threaten the ongoing operations of the business. The need to not only provide secured access to information but also implement effective disaster recovery plans is of utmost importance. Stringent regulatory requirements as a result of the Enron and other financial fiascos have also forced enterprise to re-examine and improve their information and records management policies and systems.

To address some of the above issues, Electronic Document Management Systems (EDMS) were developed in the late 1990's to enable enterprises to effectively and efficiently manage, share and distribute critical business information contained in documents. An EDMS solution is often viewed by organizations as part of their information systems' re-engineering, and as a result there are several significant issues they typically consider when evaluating an EDMS solution. Such issues include scalability of the system, the ability to integrate with existing structural databases and applications, deployment over the web, the price of the system, the ability to view multiple document formats, the level and cost of integration services required, the impact of the system on network bandwidth, integration with existing business processes, the ability to control document security, the ability to operate on existing computing infrastructure and with existing applications, the system architecture and the ability to handle large and complex data types and to customize the product to the client's particular needs. In addition, organizations also consider user related issues such as the ability to search, retrieve, view, and edit data in a controlled manner and associate unstructured and structured data to company assets.

More recently EDMSs have evolved to Enterprise Content Management (ECM) systems that not only capture, manage and deliver document content but manage all types of content within an enterprise including email, web content, digital assets (video, voice, pictures) and forms.

A further category of software used to manage information about an enterprise's products and/or assets includes Product Data Management (PDM), Product Lifecycle Management (PLM) and Enterprise Asset Management (EAM) applications. These applications typically enable all the component parts comprising a product or an asset/plant and all associated information to be identified, structured and managed throughout their lifecycles. PDM and PLM applications are mainly used to manage information regarding discrete products especially during the design and manufacturing phases. EAM applications typically are used to maintain a complex asset/plant throughout its operational life cycle.

While all of the above categories of products create, organize, and track data, they do little to ensure the integrity or relevance of the information they manage. A new category of products called Enterprise Information Management (EIM) is emerging that add this level knowledge. The Company sees itself as being an early entrant in this category.

The Company's Strategic Positioning

The Company has leveraged its historic domain knowledge and developed technology built on the modern Microsoft .NET framework that encompasses many of the features of an ECM and PLM system. These features have been uniquely combined and enhanced with the ability to relate all relevant and interdependent information together providing an EIM solution ideal for maintaining the information integrity necessary for compliance needs across many industries and business needs. The unique combination of features developed to work in the pervasive Microsoft infrastructure enable the Company to deliver superior solutions at a better value compared to the competition.

While the Company's product offerings are applicable and deployed in many markets, the Company has focused on and been successful in the regulated energy sector and local governments.

Competition

The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company currently encounters competition from a number of public and private companies, including Electronic Document Management Systems/Enterprise Content vendors such as EMC (formerly Documentum), IBM/FileNet, and OpenText/Hummingbird; Enterprise Asset Management vendors such as Indus and IBM(MRO/Maximo); and to a lesser extent Product Data Management/Product Lifecycle

Management vendors such as UGS, PTC and Dassault(Matrix One). Many of these direct competitors have significantly greater financial, technical, marketing and other resources than the Company. The Company also expects that direct competition will increase as a result of recent consolidation in the software industry.

The Company also faces indirect competition from systems integrators and value added resellers ("VARs"). The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendation of its products to potential purchasers.

The Company believes that the principal competitive factors affecting its market include system features such as scalability of the system, the ability to integrate and compliment existing applications such as other EDMS, EAM and PDM, the ability to provide integrated document, configuration and records management capability, the price of the system, the level and cost of integration required, the impact of the system on network bandwidth, integration with existing business processes, the ability to operate on existing computing infrastructure and with existing applications, the system architecture and the ability to handle large and complex data types and to customize products to the client's needs. In addition, organizations also consider features such as the ability to search, retrieve, view, annotate and edit data in a controlled manner.

The Company's Solution

The Company's solutions are for regulated organizations with vast quantities of interdependent documents that need to be managed and controlled through their lifecycle. Customers are generally focused on meeting regulatory compliance requirements and reducing business risk while optimizing process efficiency to lower the cost of operations and compliance. The Company's product "eB" is n Enterprise Information Management solution that vastly improves the integrity, visibility and access to all relevant information at the time it is needed. The *e*B product is unlike document and records management solutions that collect and archive documents for search and retrieval and lack document control capabilities such as IBM/FileNET or EMC/Documentum. The solution ensures the integrity of the controlled information, and uniquely connects information objects with relevant assets, people, processes, projects and functions to create a framework for rapid access to accurate information in context.

Technology

The company has been an early adopter of the critically acclaimed Microsoft .NET Framework as the development platform for all products. The core product architecture embodies several best practice concepts such as Service Oriented Architecture (SOA), XML data structures, and modular n-tier components that make it scalable in terms of quantity of data, number of users, and volume of transactions.

With strong partnership ties with Microsoft (Gold Certified Partner, Managed Partner), the Company has access to valuable insight and guidance in the use of Microsoft technology and products.

The Company's Products

The Company's flagship product *e*B is a fully integrated Enterprise Information Management suite that includes collaborative document, configuration and records management software. The eB product enables the efficient capture, management and distribution of all types of information across an enterprise.

The functionality of *e*B consists of a core platform that contains functionality usually provided by multiple applications in a single fully integrated environment. This includes:

- Document/content management
- Imaging
- Workflow
- Item management
- Requirements management
- Change management
- Records management

This core functionality is exposed via a comprehensive set of application program interfaces available as a toolkit to enable rapid application development and easy integration with other software products.

*e*B provides a collaborative environment for managing both unstructured and structured enterprise information. In addition, it not only provides a hub to connect other applications to each, but also identifies and controls key information with the goal of ensuring its integrity.

*e*B enables documents/content, as well as physical items (products, equipment or assets) and requirements (e.g., functional, safety, environmental) to be identified, classified, structured, linked and managed throughout their life-cycles. It is designed to ensure that conformance between these is maintained by means of an automated change process.

It provides the capabilities of a document management suite but goes beyond this by also providing the capability to manage items and link documents to items and requirements. It then applies industry standard configuration management rules to control the effects of change on both documents and items in order to achieve information integrity.

The records management functions of *e*B support the enterprise to achieve compliance with legal, regulatory, corporate, audit and quality requirements regarding declaration, archiving and disposition of enterprise records.

Multiple ways of accessing *e*B are provided from standard out-of-the-box interfaces as well as integrations with other business applications. Full access is also provided over the Internet using standard web browsers enabling global collaboration and access to information anytime, anywhere to authorized users. Any one or all of the components of *e*B can be deployed, depending on a customer's specific requirements.

In December 2006, the Company announced the ability of eB to manage the integrity of documents stored in a Microsoft Office 2007 Server (SharePoint), making it even easier to deploy eB solutions within an enterprise.

This integrated solution provides enterprises with many benefits, including:

1. A single system for all document, data, records and process orientated functions across an enterprise that simplifies maintenance for administrators and IT staff.

2. A single point of entry for users, which reduces the cost of training and eliminates the need for users to know or care where documents and other information resides.

3. A broad range of functionality that addresses the needs of many different users throughout an organization, thereby maximizing the investment.

4. Rapid deployment using standard "out-of-the-box" interfaces and applications resulting in a fast return on investment.

5. A single point of contact and support for the technology, which results in potentially fewer problems with software upgrades, than might otherwise be encountered in systems that use products from multiple vendors.

6. Reduced integration effort compared to implementing "best-of-breed" systems using technologies from multiple vendors — an approach that requires learning multiple programming interfaces in an attempt to integrate unrelated products.

7. Rapid application development and simplified integration with other critical systems such as ERP applications using the powerful *e*B Software Development Kit.

Strategy

Business Model

The Company is building its business strategies around three core strengths:

- Expertise and a large customer base in the Nuclear industry
- A large customer base in applications within local governments — mainly where some form of regulatory compliance is required.

- The inherently broad application set the *e*B product can handle when combined with the Microsoft SharePoint product.

To capitalize on these strengths, the Company has instituted the strategic initiatives listed below. We believe that these initiatives will enhance the Company's ability to achieve a defensible, leading market position within its growing market niche.

Strategic Initiatives

- ***Continue to Develop and Position eB as a Critical but Complementary Enterprise Platform.*** Rather than position and market *e*B as a stand-alone, mutually exclusive enterprise suite, the Company will continue to promote *e*B as an essential, high value, high functionality niche platform that complements, rather than supplants, existing/legacy solutions. By positioning *e*B in this less threatening manner, the Company not only minimizes repetitive and costly "head-to-head" evaluations with competitors having significantly greater resources, but also enables the conversion of its "competitors" into "partners".

- ***Continue Investment in the Company's Direct Sales Force.*** The Company currently employs a dual sales model comprised of both a direct sales force and select partners and re-sellers. Vertical markets targeted by the Company's direct sales force are those: (1) in which the Company has market domain expertise, and (2) that have a limited number of end-user customers that can be effectively penetrated and profitably served by its relatively small sales force. The direct sales force will focus on core market verticals where we can leverage our vertical expertise.

- ***Form product strategic partnering agreements to be able to provide more enhanced solutions.*** The Company will continue its efforts to develop integrations/interconnections with already established software market leaders.

- ***Enter New Markets Through Increased Investment in and Expansion of Strategic Partnerships.*** To expand into new markets, the Company seeks to increase its key strategic relationships with dominant players in market verticals, system integrators and channel partners having significantly greater resources and immediate access to customers. Because of the Company's positioning of *e*B as a complementary rather than replacement or standalone solution, the Company is well positioned to create win-win relationships with its direct/indirect competitors. Ultimately, the end-users benefit with higher value solutions that truly address their critical information requirements. Properly implemented, we believe this strategy affords the Company new, relatively immediate, incremental, high margin revenues with substantially reduced investment. However, for this strategy to be successful, the Company must allocate resources for the additional demands placed on the Company. In particular, the Company must invest in: (1) product development to assure *e*B integrates easily with those of the expanding partner network, and (2) sales, marketing and customer support resources to train, coordinate, and support a growing partnership network and base of end-users.

- ***Outsource Non-Core Operations.*** The Company plans to continue its program of outsourcing non-core service functions. Services presently outsourced include on-site implementation and integration using partners in selected regions and markets. The Company plans to expand these functions to include other regions and markets.. Through careful partner and supplier selection and program coordination, monitoring and implementation, the Company is better positioned to:

i) Allocate its resources to its critical, core functions,

ii) Focus on the delivery of higher margin services and products such as system design services and solution products, and

iii) Leverage these partners market position, thus providing increase sales opportunity and customer penetration.

- ***Increase Company's Market Presence.*** The Company plans to increase the awareness and credibility of the Company and the *e*B suite within its vertical markets, with its partners, and within the investment and technology analyst communities. To heighten the profile of the Company in its customer markets, the Company will be modernizing its corporate image to showcase its state-of-the-art technology and focus on regulatory compliance issues.

- ***Grow revenues by:***

i) Leveraging senior business development executives with extensive market contacts within each of the Company's targeted vertical markets in the US and UK/Europe. In addition, the Company plans to allocate additional resources to support these key persons with adequate staffs and budgets to leverage their effect in the market.

ii) Leveraging existing user groups to increase the number of licensed seats and/or number of software modules. This is intended to not only increase software sales but also enhance the recurring revenue stream the Company realizes from annual software maintenance contracts. In addition, the Company will target conversion of legacy software seats into *e*B.

iii) Applying resources to expand horizontally or vertically to new user groups, departments or subsidiaries within existing markets

iv) Leverage partnerships into new markets

Customers

The Company is primarily active in markets characterized by customers that have extensive assets and infrastructures that need to be managed throughout their life cycles. The target markets specifically include:

- Utilities (power, water and gas)
- Transportation (air, rail and sea)
- Public Sector/Local Government

Enterprises within these markets are highly regulated and operate extensive and complex assets and infrastructures that form the foundation for the products and services they provide to their customers and for generating revenues. For example, rail transportation companies operate a complex rail network including tracks, signaling, electrification, etc. and utilities or public sector enterprises operate power, water or gas distribution networks.

The following are examples of customers who are using the Company's products:

Utilities. Within the utilities industry, countless documents relating to plant management, facility maintenance and support, transmittal processing and tracking and statutory compliance must be current and readily available at all times. Furthermore, with pending deregulation, utilities are under increasing pressure to minimize their costs. The Company has installed information management solutions at utilities around the world and today provides the core Configuration Management product of numerous utilities and has dominated certain applications functions.

Transportation. In the rail transportation segment, countless documents relating to scheduling, structures, track and signaling must be current and readily available at all times. For example, one of the world's oldest and largest public transportation systems had more than 3,000,000 maintenance and safety documents stored on aperture cards and microfiche, and manual handling processes were straining efficient operation. The Company's information management solution now enables users quick access to all documents on-line, including the documents described above as well as accounts payable and invoice records, internal letters and memoranda and other business records, with additional search, optical character recognition ("OCR") and e-mail functionality. Today, the system can be accessed and operated by over 1,500 individual users who can retrieve critical business information whenever necessary on a near-instantaneous basis, thereby enabling this public transportation system to better ensure regulatory compliance.

Public Sector / Local Government. Local authorities constantly face the challenges of complying with safety, environmental and fiscal regulations. Many of these organizations have used *e*B to control their documents and data needed to support these business processes in a highly efficient manner. As an example, a major US metropolitan utilities district has adopted *e*B as its standard throughout the city and county, and has made extensive use of the interfaces with its Permit Tracking and Geographical Information Systems (GIS). Geo-spatial data is of utmost importance to the safety and security programs currently being developed by all metropolitan authorities. It allows them to accurately identify buildings, powerplants and other structures of high risk, and integrate all available data (e.g. building and evacuation plans, fire surveys, threat assessments) into police, fire and rapid response systems. *e*B's ability to store this information and make it available in context to geographical location, forms a critical components of a solution for safety and security in local government.

A small number of customers has typically accounted for a large percentage of the Company's annual revenues. In fiscal 2006 Constellation Energy Group accounted for 13% of revenues. In fiscal 2005 Network Rail accounted for 16% of revenues. In fiscal 2004 Network Rail and Constellation Energy Group accounted for 23% and 15% of revenue, respectively. The Company's reliance on relatively few customers could have a material adverse effect on the results of its operations on a quarterly basis.

For this reason, alternatives "to market avenues" are being pursued with strategic partners. It is a defined objective of the Company to substantially grow our partnering relationships in markets where we are not directly active.

Sales and Marketing

Direct sales

The Company focuses its direct sales force on select vertical markets with compelling business needs for the Company's information management solutions. The Company has established a strong market presence in those chosen verticals both domestically and internationally. The Company's strategy is to continue its direct sales and marketing to increase its market penetration in these verticals. Sales cycles for the Company's products generally last from six to twelve months.

Indirect distribution channels

Although the Company has historically generated the majority of its revenues from its direct sales force, the Company has also established a network of third-party VARs, system integrators and OEMs who build and sell systems (with components or complete systems provided by the Company) that address specific customer needs within various vertical markets, including those targeted directly by the Company. Sales through indirect channels amounted to $796,000 or 11%, $507,000 or 9% and $471,000 or 5% of total sales for fiscal years 2006, 2005 and 2004, respectively.

The Company's strategy is to further grow and develop its VAR, systems integrator and OEM channels which are primarily targeted at the industries and geographic regions not covered by its direct sales force in order to reach the broadest customer base. The VARs and systems integrators are an integral part of the Company's distribution strategy as they are responsible for identifying potential end-users, selling the Company's products to end-users as part of a complete hardware and software solution, customizing and integrating the Company's products at the end-user's site and supporting the end-user following the sale.

Customers, VARs, systems integrators and OEMs may not continue to purchase the Company's products. The failure by the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition.

Services and Support

The Company believes that a high level of services and support are critical to its performance. As a result, the Company maintains a telephone hotline service to provide technical assistance and software support directly to its end-users on an as-needed basis. The Company also provides technical support, maintenance, training and consulting to its VARs, systems integrators and OEMs, which in turn provide technical support services directly to end-users. These services are designed to increase end-user satisfaction, provide feedback to the Company as to end-users' demands and requirements and generate recurring revenue. The Company provides much of its maintenance activities through its eSupport website which enables customers and partners to obtain support on a self-service basis. The Company plans to continue to expand its support programs as the depth and breadth of the products offered by the Company increase.

VARs, Systems Integrators and OEM support

The Company employs pre-sales, technical support personnel that work directly with VARs, systems integrators and OEMs to provide responses to technical sales inquiries. The Company also offers educational and training programs, as well as customized consulting services to its VARs, systems integrators and OEMs. Fees for training and consulting services are generally charged on a per diem basis. The Company also provides product information bulletins on an ongoing basis, including bulletins posted through its Internet web site and through periodic informational updates about the products installed. These bulletins generally answer commonly asked questions and provide information about new product features.

Technical Support and Software Maintenance

The Company, in conjunction with its VARs and systems integrators, offers end-users a software maintenance program that includes software updates provided by the Company to end-users and technical support provided by the VARs and systems integrators.

Telephone consultation is provided by the Company to VARs and systems integrators in response to end-user questions that VARs and systems integrators are unable to answer. VARs and systems integrators typically charge end-users a fee for maintenance and support of the entire EDMS and imaging system, including software and hardware. In turn, the Company charges VARs and systems integrators an annual fee based upon a percentage of the original purchase price of the licensed software.

The Company generally includes a 90-day limited warranty with software licenses. During the warranty period, end-users are entitled to corrections for documented program errors. The services provided during the warranty period may be extended by the end-user entering into the Company's software maintenance program.

Product Development

The Company's product development efforts are focused on providing customers with the most technologically advanced solutions for their document, configuration and records management needs. The Company believes that the marketplace is rapidly moving towards demanding that all corporate information, structured and unstructured, simple and complex, be managed in a consistent and controlled manner. Customers are requiring integrated solutions that address critical information management issues in a holistic manner, that can be implemented quickly and provide a rapid ROI. This trend demands that greater functionality is provided "out-of-the-box" thereby reducing the need for multiple products from different vendors and the associated integration and support costs. It also demands that products work across technology platforms, across the web, business processes and geographic locations to provide real-time information management with integrated document/content, records and configuration management capabilities.

The Company intends to continue to extend its position as a technology leader in developing and marketing EIM solutions that include integrated document, configuration and records management solutions. The Company intends to do this by continuing to enhance the features and functionality of its eB product suite using industry best practices, customer input and feedback and current technologies, including tools to allow users to tailor the look and feel of the product, administrative tools to enable systems operators to easily setup and make changes to the system and add tighter integration with other third party enterprise products. Through this enhanced functionality and integration the Company's products can provide even faster deployment and greater management control of enterprise information. The Company also plans to introduce new products and product extensions which are complementary to its existing suite of products and which address both existing and emerging market needs.

During 2006, the Company developed a new feature set that enable it to bring EIM features to an existing Microsoft SharePoint installation. This technology will continue to be enhanced and refined during 2007. In addition, the Company is participating in the Early Adopter program for certification on Microsoft's new Vista operating system.

Backlog and Current Contracts

The Company's contract backlog consists of the aggregate anticipated revenues remaining to be earned at a given time from the uncompleted portions of its existing contracts. It does not include revenues that may be earned if customers exercise options to make additional purchases. At September 30, 2006, the Company's contract backlog was $4,244,000, as compared to $4,355,000 at September 30, 2005. The Company expects a majority of the September 30, 2006 backlog to be substantially completed in fiscal 2007. The amount of contract backlog is not necessarily indicative of future contract revenues because short-term contracts, modifications to or terminations of present contracts and production delays can provide additional revenues or reduce anticipated revenues. The Company's backlog is typically subject to large variations from time to time when new contracts are awarded. Consequently, it is difficult to make meaningful comparisons of backlog.

The Company's contracts with its customers generally contain provisions permitting termination at any time at the convenience of the customer (or the U.S. Government if the Company is awarded a subcontract under a prime contract with the U.S. Government), upon payment of costs incurred plus a reasonable profit on the goods and services provided prior to termination. To the extent the Company deals directly or through prime contractors with the U.S. Government or other governmental sources, it is subject to the business risk of changes in governmental appropriations. In order to reduce the risks inherent in competing for business with the U.S. Government, the Company has directed its government contracts marketing efforts toward teaming with large corporations, who typically have existing government contracts, can alleviate the cash flow burdens often imposed by government contracts and have more extensive experience in and resources for administering government contracts. The Company does not have any contractual arrangements regarding such joint marketing efforts. In the past, such efforts have been pursued when deemed appropriate by the Company and such corporations in response to opportunities for jointly providing systems or services to potential government agency customers.

Patents and Technology

The Company's success is dependent in part upon proprietary technology. The Company owns certain U.S. and foreign patents covering certain aspects of its document management systems technology, including two patents that enable large format drawings to be rapidly downloaded and viewed over low speed communication links. The Company also owns a patent on technology to allow edit users to make changes to documents without having to specify whether they are working on raster or vector data and a patent for a reviser capability that allows users to modify and store drawing changes in raster and vector format for subsequent review of the original document and each sequential revision.

Employees

As of September 30, 2006, the Company had 33 full-time employees, of whom 8 were engaged in product development, 11 in customer support, implementation and application engineering activities, 8 in sales and marketing and 6 in administration. The Company also utilizes consultants for specific projects. None of the Company's employees is represented by a labor union. The Company has not experienced work stoppages and believes its relationship with its employees is good. Competition for qualified personnel in the industry in which the Company competes is intense and the Company expects that such competition will continue for the foreseeable future. The Company had an incentive stock option plan which expired March 31, 2006 which was used for granting options to employees as a means of attracting and keeping key individuals. The Company believes that its future success will depend, in large measure, on its ability to continue to attract, hire and retain qualified employees and consultants.

ITEM 1A. RISK FACTORS

Because of the following factors, as well as other variables affecting our operating results and financial condition, past performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

The Company has a history of significant losses. If we do not sustain profitability, our financial condition and stock price could suffer.

The Company has a history of losses and may incur losses in the foreseeable future. We incurred net losses of $2,376,000, $6,049,000 and $223,000 for the fiscal years 2006, 2005 and 2004, respectively. As of September 30, 2006, our accumulated deficit was $92,313,000. If revenues do not reach the levels the Company anticipates, or if operating expenses exceed the Company's expectations, the Company may not be able to achieve or sustain profitability in the near future or at all. If the Company is unable to achieve and sustain profitability at satisfactory levels, its financial condition and stock price could be materially adversely affected.

The Company will be controlled by Spescom Ltd. and its subsidiaries as long as they are entitled to a majority of the votes eligible to be cast in the election of directors.

As of December 19, 2006, Spescom Ltd. (together with its subsidiaries), by virtue of its ownership of common stock and Series F Preferred Stock, was entitled to 27,408,249, or 56%, of the total number of votes eligible to be cast in the election of directors. Spescom Ltd. therefore currently has the ability to elect a majority of the Company's board of directors and to remove the entire board of directors, with or without cause, without calling a special meeting. Moreover, even if the above-referenced percentage were to drop below 50%, it is likely that Spescom Ltd. would have sufficient votes to retain control of the Company. As a result, Spescom Ltd. will likely continue to control all matters affecting the Company, including but not limited to:

- the composition of the Company's board of directors and, through it, any determination with respect to the Company's business direction and policies, including the appointment and removal of officers;
- the allocation of business opportunities that may be suitable for the Company and Spescom Ltd.;
- any determinations with respect to mergers or other business combinations or extraordinary transactions;
- the Company's acquisition or disposition of assets; and
- the Company's financing.

Spescom Ltd. is not prohibited from selling a controlling interest in us to a third party.

Notwithstanding the foregoing discussion, if certain affiliates of M.A.G. Capital, LLC become entitled to elect a majority of the authorized directors, as discussed below, Spescom Ltd. would cease to control the Company. Spescom Ltd., however, would continue to exert significant influence over matters other than the election of directors for which shareholder approval is required under applicable law, such as certain types of mergers and other business combinations.

Monarch Pointe Fund, Ltd. and its affiliate Mercator Momentum Fund III, as holders of Series I Convertible Preferred Stock, may become entitled to elect a majority of the Board of Directors.

The Certificate of Determination for the Series I Convertible Preferred Stock provides that, if the Company has not entered into a binding agreement to consummate a consolidation, merger, or certain other corporate transactions meeting certain requirements on or before April 30, 2006, the holders of Series I Preferred Stock may, by a two-thirds vote not later than December 31, 2006, elect to have all of the outstanding Series I Preferred Stock redeemed by the Company at an amount equal to $1,000 per share plus all declared but unpaid dividends. If such election is made and the Company does not have sufficient funds to carry out the redemption, the holders of Series I Preferred Stock as a class will be entitled to elect a majority of the authorized directors of the Company.

There are currently 2,450 shares of Series I Preferred Stock outstanding, which are held by Monarch Pointe Fund, Ltd. ("Monarch") and its affiliate Mercator Momentum Fund III, L.P. ("MMF"), each an affiliate of M.A.G. Capital, LLC ("MAG"). A corporate transaction of the variety discussed in the preceding paragraph did not occur on or before April 30, 2006. Monarch and MMF are therefore entitled to elect to have all of the outstanding Series I Preferred Stock redeemed as discussed in the preceding paragraph. If such election is made prior to December 31, 2006, the redemption price is anticipated to be $2,450,000, plus all declared but unpaid dividends. In the event of such election, unless the Company is able to raise additional debt or equity funds, the Company anticipates that it would not have sufficient funds to carry out the redemption. If the Company were able to raise additional funds, it is likely that existing shareholders would suffer additional substantial dilution. If the election to redeem the Series I Preferred Stock is made and the Company is unable to pay the redemption price, Monarch and MMF would become entitled to elect a majority of the authorized directors of the Company. In this event, those entities, through their majority control of the Board of Directors, would be able to control or (with respect to matters requiring shareholder approval) exert significant influence over all matters affecting the Company, including:

- any determination with respect to the Company's business direction and policies, including the appointment and removal of officers;
- the allocation of business opportunities that may be suitable for the Company and Spescom Ltd.;
- any determinations with respect to mergers or other business combinations or extraordinary transactions;
- the Company's acquisition or disposition of assets; and
- the Company's financing.

Upon a liquidation of the Company, sale of all or substantially all of the Company's assets, or merger of the Company, the Company's preferred shareholders would be entitled to receive substantial payments prior to any distribution to the common shareholders.

Upon a liquidation of the Company, the holders of Series F Convertible Preferred Stock would be entitled to receive, prior to any distribution to the holders of common stock, an aggregate amount equal to $5,291,000 plus accrued but unpaid dividends per share and interest on all such dividends, which as of November 30, 2006 totaled $943,000. Upon a liquidation of the

Company, sale of all or substantially all of the Company's assets, or merger of the Company, prior to any distribution or payment of merger consideration to the holders of common stock, the holders of Series I Convertible Preferred Stock would be entitled to receive an aggregate amount equal to the higher of (i) $2,450,000 plus declared but unpaid dividends per share, which as of November 30, 2006 totaled $46,000 and (ii) the amount such holders would be entitled to receive had such holders' shares of Series I Preferred Stock been converted into shares of common stock immediately prior to the liquidation, sale of assets or merger in accordance with the terms of the Series I Preferred Stock.

The Company has borrowed funds from Spescom Ltd., which debts are secured by all of the Company's assets, and the Company may become insolvent if repayment of such debt is due prior to the Company's ability to obtain funds to repay such debt or if the Company fails to restructure such debt.

At September 30, 2006, the Company owed, including accrued but unpaid interest, an aggregate amount of $680,000 to Spescom Ltd. Interest accrues on such debt at an annual interest rate of 10%, and such debt is secured by a security interest in favor of Spescom Ltd. on all of the Company's assets. Spescom Ltd. has agreed to extend the maturity date on such debt until October 1, 2007. In addition at September 30, 2006 the Company owed Spescom Ltd. $534,000 relating to certain marketing research and analysis that Spescom Ltd. performed on behalf of the Company in 2005 along with administrative and office facilities provided to the Company in the United Kingdom. The obligation accrues interest at 11% per annum. In October 2006 the Company repaid $350,000 of the amounts owed to Spescom Ltd. If the Company is unable to generate sufficient cash flow from its operations, secure funds from the capital markets or lenders or restructure its debt to Spescom Ltd., the Company will become insolvent.

The Company will likely not be able to rely on Spescom Ltd. to fund its future capital requirements, and financing from other sources may not be available on favorable terms or at all.

The Company may need financing in the future and such financing may not be available on favorable terms or at all from any source. Although the Company in the past has received funding from Spescom Ltd. for working capital purposes, the Company believes that, due to Spescom Ltd.'s current financial condition, it is unlikely that Spescom Ltd. would provide additional financing. In addition, if Spescom Ltd. were able to provide additional loans on terms acceptable to the Company, the funding of such loans could be delayed or prevented by currency exchange regulations of the Republic of South Africa, under which Spescom Ltd. is required to apply for and obtain the approval of the South African Reserve Bank before providing any funds to the Company.

The Company believes its capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in its operating results, financing activities, and investments and third party products and receivables management. The Company's future liquidity will depend on its ability to generate new system sales of its *e* B product suite in the near term, which cannot be assured. Failure to generate sufficient system sales to meet the Company's cash flow needs can be expected to have a material adverse effect on the Company's business, results of operations, and financial condition. Management believes that the Company's current cash and receivables, as well as additional cash that may be generated from operations, will be sufficient to meet its short-term needs for working capital. However, the Company may not be able to obtain sufficient orders to enable the Company to achieve a sustained break-even level of cash flow, which would be necessary to continue operations in the absence of further financing. Future equity financings would be dilutive to the existing holders of the Company's common stock. Future debt financings could involve restrictive covenants. Moreover, the Company may not be able to attract equity or debt financing at all.

The Company is dependent on sales to a relatively small number of new customers each quarter, so any failure to close a sale to any customer could have a material adverse effect on its quarterly operating results.

A small number of customers has typically accounted, and will continue in the future to account, for a large percentage of the Company's annual revenues. Constellation Energy Group accounted for 13% of revenue for fiscal 2006. Network Rail accounted 16% of the Company's revenues in fiscal 2005. Network Rail and Constellation Energy Group accounted for 23% and 15%, respectively, of revenues for fiscal 2004. Because of the Company's reliance on sales to relatively few customers, the loss of any sale could have a material adverse effect on the results of its operations on any given quarter. Additionally, a significant portion of the Company's revenues has historically been, and is expected in the future to be, derived from the sale of systems to new customers. The Company generally incurs significant marketing and sales expense prior to entering into a contract with a new customer that generates revenues. The length of time it takes to establish a new customer relationship typically ranges from 6 to 12 months. As such, the Company may incur significant expenses associated with its sales efforts directed to prospective customers in any particular period before any associated revenues stream begins. If the Company is not successful at obtaining significant new customers or if a small number of customers cancel or delay their orders for its products, then its business and its prospects could be harmed which may cause the price of the Company's common stock to decline.

The Company has granted a source code license in the eB product suite to Aveva Solutions Limited and could face competition from the offering by that company or one of its sublicensees of products with substantially the same functionality as the eB product suite.

On October 2, 2006, the Company entered into a $2 million licensing contract with an engineering IT solutions and services company, Aveva Solutions Limited ("AVEVA"), by which the Company granted to AVEVA a non-exclusive perpetual license to use and sublicense (subject to certain restrictions described below) the technology underlying the Company's eB product suite, including the source code of the eB product suite. However, prior to October 2, 2007, AVEVA may not actively offer a product that includes substantial functionality from the eB product suite to specified customers of the Company, which comprise substantially all of the Company's customers. In addition, prior to March 31, 2008, AVEVA may not (1) sublicense the source code of the eB product suite or any derivative of it (except to third party contractors under limited circumstances) or (2) sublicense the eB product suite or any derivative of it when such technology is not included with other products (except to existing customers of AVEVA's parent company, Aveva Group plc, and certain of its affiliates). Nevertheless, subject to the foregoing restrictions, AVEVA or a party to whom AVEVA grants a sublicense could offer products using the Company's source code and providing substantially the same functionality as the eB product suite, which could have a material adverse impact on the Company's business, results of operations, and financial condition. The Company is not aware, however, that AVEVA has undertaken or intends to undertake any activities using the licensed technology that are in direct competition with the Company's business. Furthermore, the Company believes, based on communications with AVEVA, that AVEVA intends to use the licensed technology only in products designed for use in and offered to business segments that the Company does not currently serve or intend to serve.

The Company's operating results are difficult to predict and fluctuate substantially from quarter to quarter and year to year, which may increase the difficulty of financial planning and forecasting and may result in declines in the Company's stock price.

The Company's future operating results may vary from the Company's past operating results, are difficult to predict and may vary from year to year due to a number of factors. Many of these factors are beyond the Company's control. These factors include:

- the potential delay in recognizing revenue from license transactions due to revenue recognition rules which the Company must follow;
- the tendency to realize a substantial amount of revenue in the last weeks, or even days, of each quarter due to the tendency of some of the Company's customers to wait until quarter or year end in the hope of obtaining more favorable terms;
- customer decisions to delay implementation of the Company's products;
- the size and complexity of the Company's license transactions;
- any seasonality of technology purchases;
- demand for the Company's products, which can fluctuate significantly;
- the timing of new product introductions and product enhancements by both the Company and its competitors;
- changes in the Company's pricing policy;
- the publication of opinions concerning us, the Company's products or technology by industry analysts;
- changes in foreign currency exchange rates; and

- domestic and international economic and political conditions.

One or more of these factors may cause the Company's operating expenses to be disproportionately high or the Company's gross revenues to be disproportionately low during any given period, which could cause the Company's net revenue and operating results to fluctuate significantly. The Company's operating results have fluctuated significantly in the past. You should not rely on the Company's annual operating results to predict its future results because of the significant fluctuations to which the Company's results are subject.

As a result of these and other factors, operating results for any fiscal year are subject to significant variation, and the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful in terms of their relation to future performance. You should not rely upon these comparisons as indications of future performance. It is likely that the Company's future quarterly and annual operating results from time to time will not meet the expectations of public market analysts or investors, which could cause a drop in the price of its common stock.

The Company's market is subject to rapid technological change and if the Company fails to continually enhance its products and services in a timely manner, its revenue and business would be harmed.

The Company must continue to enhance and improve the performance, functionality and reliability of its products and services in a timely manner. The software industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and services introductions embodying new technologies, and the emergence of new industry standards and practices that could render the Company's products and services obsolete. The Company has experienced product development delays in the past, and may experience delays in the future. The Company's failure to continually enhance its products and services in a timely manner would adversely impact its business and prospects. In the past, the Company has also discovered that some of its customers desire additional performance and functionality not currently offered by its products. The Company's success will depend, in part, on its ability to internally develop and license leading technologies to enhance its existing products and services, to develop new products and services that address the increasingly sophisticated and varied needs of its customers, and to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The Company's product development efforts with respect to its *e*B product suite are expected to continue to require substantial investments by the Company, and the Company may not have sufficient resources to make the necessary investments. If the Company is unable to adapt its products and services to changing market conditions, customer requirements or emerging industry standards, it may not be able to maintain or increase its revenue and expand its business.

The Company's lack of product diversification means that any decline in price or demand for its products and services would seriously harm its business.

The *e*B product suite and related services have accounted for substantially all of the Company's revenue and this situation is expected to continue for the foreseeable future. Consequently, a decline in the price of, or demand for, the *e*B product suite or related services, or their failure to achieve broad market acceptance, would seriously harm the Company's business.

Significant unauthorized use of the Company's products would result in material loss of potential revenues and the Company's pursuit of protection for its intellectual property rights could result in substantial costs to it.

The Company's software is licensed to customers under license agreements containing provisions prohibiting the unauthorized use, copying and transfer of the licensed program. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software products exists, any significant piracy of its products could materially and adversely affect the Company's business, results of operations and financial condition. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to as great an extent as do the laws of the United States and the Company's means of protecting its proprietary rights may not be adequate.

The Company relies on third party software products incorporated in its products. Any loss of use to such third party software could result in delays in the Company's product shipments.

The Company relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. There can be no assurances that the developers of such software will remain in business, that they will continue to support their products, that their products will otherwise continue to be available to the Company on commercially reasonable terms or that their products are free from bugs or defects. The loss of or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which could adversely affect the Company's business, operating results and financial condition.

If third parties claim that the Company infringes on their patents, trademarks, or other intellectual property rights, it may result in costly litigation or require the Company to make royalty payments.

The Company is not aware that any of its software products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company with respect to its current or future products. The Company expects that software product developers will increasingly be subject to infringement claims. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, consume significant management time or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may face product liability claims from its customers.

The Company's license agreements with its customers usually contain provisions designed to limit its exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of some jurisdictions. A successful product liability claim brought against the Company could result in payment by the Company of substantial damages, which would harm its business, operating results and financial condition and cause the price of its common stock to fall.

If the Company loses key personnel, or is unable to attract and retain additional key personnel, the Company may not be able to successfully grow and manage its business.

The Company believes that its future success will depend upon its ability to attract and retain its key technical and management personnel. These employees are not subject to employment contracts. The Company may not be successful in retaining its key employees in the future or in attracting and assimilating replacement or additional key personnel. Any failure in retaining and attracting management personnel may impair its ability to rapidly grow and manage its business.

The Company faces intense competition from several competitors and may be unable to compete successfully.

The market for the Company's products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company currently encounters competition from a number of public and private companies, including Electronic Document Management System/Enterprise Content Management vendors such as EMC (formerly Documentum), FileNet, OpenText, Sword and Hummingbird; Enterprise Asset Management vendors such as Indus and MRO/Maximo; and to a lesser extent Product Data Management/Product Lifecycle Management vendors such as Matrix I, PTC and EDS. Many of these direct competitors have significantly greater financial, technical, marketing and other resources than the Company. The Company also expects that direct competition will increase as a result of recent consolidation in the software industry.

The Company also faces indirect competition from systems integrators and VARs. The Company relies on a number of systems consulting and systems integration firms for implementation and other customer support services, as well as for recommendation of its products to potential purchasers. Although the Company seeks to maintain close relationships with these service providers, many of these third parties have similar, and often more established, relationships with the Company's principal competitors. If the Company were unable to develop and retain effective, long-term relationships with these third parties, the Company's competitive position would be materially and adversely affected. Further, these third parties may market software products in competition with the Company in the future and may otherwise reduce or discontinue their relationship with, or support of, the Company and its products.

In addition, database vendors, such as Oracle, IBM and Microsoft are potential competitors in the future if they acquire competitive technology or otherwise expand their current product offerings. Like the Company's current competitors, these companies have longer operating histories, significantly greater financial, technical, marketing and other resources and name recognition and a larger installed base of customers than the Company. Several of these companies, including Oracle, Microsoft, IBM and others, have well-established relationships with the Company's current and potential customers and strategic partners, as well as extensive resources and knowledge of the enterprise software industry that may enable them to offer a single-vendor solution more easily than the Company can. In addition, the Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than the Company can. If the Company cannot respond to its competitors adequately and in a timely manner, then it may be required to reduce prices for its products and could suffer reduced gross margins and loss of market share, any of which could harm its business, prospects, financial condition and operating results, causing the price of its common stock to decline. In addition, the Company's past financial losses and customer uncertainty regarding the Company's financial condition are likely to have a material adverse effect on the Company's ability to sell its products in the future against competitors.

The Company's common stock is deemed to be "penny stock," which may make it more difficult for investors to sell their shares due to suitability requirements.

The Company's common stock is deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. These requirements may reduce the potential market for the Company's common stock by reducing the number of potential investors. This may make it more difficult for investors in the Company's common stock to sell shares to third parties or to otherwise dispose of them. This could cause the Company's stock price to decline. Penny stock is stock:

- With a price of less than $5.00 per share;
- That is not traded on a "recognized" national exchange;
- Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or
- In issuers with net tangible assets less than or equal to $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stock. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

The Company's common stock trades sporadically; the market price of the Company's common stock may be volatile.

The Company's common stock currently trades sporadically on the OTC Bulletin Board. The market for the Company's common stock may continue to be an inactive market, and the market price of the Company's common stock may experience significant volatility. The Company's quarterly results, failure to meet analysts' expectations, announcements by the Company or its competitors regarding acquisitions or dispositions, loss of existing customers, new industry standards or technology, changes in general conditions in the economy, and general market conditions could cause the market price of the common stock to fluctuate substantially. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many technology companies. These price and volume fluctuations often have been unrelated to the operating performance of the affected companies.

Conversion of the Company's preferred stock would result in significant dilution to existing shareholders.

In a private placement completed in March 2006, the Company issued, in addition to certain warrants, shares of new Series I Convertible Preferred Stock, which upon conversion into common stock would result in substantial dilution to common shareholders. The number of shares of the Company's common stock into which the shares of Series I Preferred Stock may be converted varies based on a volume-weighted measure of the market price of the common stock. The range is from 11,666,667 common shares, if the market price measure were to be at least $0.25 at the time of all conversions, up to 33,793,104 common shares, if the market price measure were to be no greater than $0.08 at the time of all conversions.

On September 30, 2003, the Company issued 5,291 shares of Series F Preferred Stock with a stated value of $1,000 per share in consideration of the cancellation of $5,291,000 of its debt owed to Spescom Ltd. and its subsidiary. The Series F Preferred Stock is convertible into the Company's common stock at a stated conversion price of $0.45 per share, subject to certain adjustments to prevent dilution, representing a total of 11,757,778 shares of the Company's common stock. Such conversion may occur at the option of the holder until September 30, 2008. On that date, any outstanding Series F Preferred Stock not previously converted will be converted automatically. Conversion of the Series F Preferred Stock will result in substantial dilution to common shareholders.

Future sales of common stock by the Company's shareholders, including investors in future offerings and Spescom Ltd., could adversely affect the Company's stock price.

In connection with the Series I Convertible Preferred Stock private placement completed in March 2006, the Company filed a registration statement for the common stock of the Company issuable upon conversion of such preferred stock. The registration statement was declared effective By the Securities and Exchange Commission on July 10, 2006. Any sales of these shares of common stock or shares of the Company's common stock issued in any future offering could cause a decline in the price of the Company's stock. In addition, Spescom Ltd. holds 27,408,249 shares of the Company's common stock on a fully diluted basis as of December 19, 2006, and if it sells its shares of the Company from time to time in the future, the Company's stock price may be adversely affected. Spescom Ltd. also has certain demand and piggyback registration rights relating to 11,757,778 of these shares.

The exercise of outstanding options and warrants would result in dilution of the Company's stock.

As of September 30, 2006, the Company had outstanding stock options to purchase approximately 4,454,750 shares of common stock and warrants to purchase approximately 6,726,852 shares of common stock. If all or a significant number of the options or warrants are exercised, shareholders could suffer significant dilution.

The Company is subject to significant foreign currency fluctuations which may have a material adverse effect on the Company's business and financial results.

Changes in foreign currency rates, the condition of local economics, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues in the future. Although the Company's operating and pricing strategies take into account changes in exchange rates over time, future fluctuations in the value of foreign currencies may have a material adverse effect on the Company's business, operating results and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Company's headquarters are located in San Diego, California. The Company leases 12,192 square feet of a 40,000 square foot building in San Diego. The lease, which commenced September 1, 2003 and terminates on August 31, 2009, carries a monthly rent starting at $18,898 in year one, increasing 3% each year to $21,908 in year six.

The Company leases 3,024 square feet of a 6,137 square foot building in Surrey, United Kingdom. The lease, which commenced on February 10, 2006 and terminates on February 10, 2011, includes an early termination option effective after three years, February 9, 2009, provided six months notice is given. The monthly rent, which began on August 10, 2006, is $6,663 over the lease term.

See Note 10 of the Notes to the Consolidated Financial Statements for further information regarding the Company's lease commitments.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved from time to time in litigation arising in the normal course of business. The Company believes that any liability with respect to such routine litigation, individually or in the aggregate, is not likely to be material to the Company's consolidated financial position or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company trades on the OTC Bulletin Board under the symbol "SPCO.OB" The following table shows, for the calendar quarters indicated, the high and low bid prices of the Common Stock. These high and low bid prices from over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Year Ended September 30, 2006		
First Quarter	$ 0.25	$ 0.09
Second Quarter	0.25	0.11
Third Quarter	0.14	0.08
Fourth Quarter	0.12	0.06
Year Ended September 30, 2005		
First Quarter	$ 0.55	$ 0.31
Second Quarter	0.68	0.30
Third Quarter	0.50	0.21
Fourth Quarter	0.36	0.16

On September 30, 2006, there were approximately 800 holders of record of the Company's Common Stock and the last sale price of the Common Stock as reported on the OTC Bulletin Board on September 30, 2006 was $0.12 per share.

The Company has never paid a dividend on its Common Stock, and the current policy of its Board of Directors is to retain all earnings to provide funds for the operation and expansion of the Company's business. Consequently, the Company does not anticipate that it will pay cash dividends on its Common Stock in the foreseeable future.

Equity Compensation Plan Information

The following table gives information about the Company's common stock that may be issued upon the exercise of options under all of the Company's equity compensation plans as of September 30, 2006. The table includes the 1996 Stock Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	4,454,750	$ 0.28	—
Equity compensation plans not approved by security holders	1,300,000(1)(2)	$ 0.33	—
Total	5,754,750	$ 0.29	—

(1) A warrant underlying 1,000,000 of these option shares was granted in 2004 to a public relations firm. The exercise price under the warrant is $0.40 per share. The warrant expires on November 3, 2007. The warrant vests and becomes exercisable as follows: (i) 500,000 option shares vest on the date that the average of the last sale price of the Company's stock on the OTC Bulletin Board for the ten trading days immediately preceding such date (the "Market Price") exceeds $0.60 per share,

(ii) 250,000 option shares vest on the date that the Market Price exceeds $0.70 per share, and (iii) the remaining 250,000 option shares vest and become exercisable on the date that the Market Price exceeds $0.80 per share.

(2) A warrant underlying 300,000 of these option shares was granted on March 31, 2006 to a public relations firm. The exercise price under the warrant is $0.10 per share. The warrant expires on the third anniversary of its date of issuance.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data of the Company. The financial data for each of the years ended September 30, 2006, 2005, 2004, 2003 and 2002 have been derived from the audited Consolidated Financial Statements.

The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Years ended September 30,				
	2006	2005	2004	2003	2002
	(In thousands except per share data)				
Consolidated Statement of Operations Data					
Revenues					
Licenses	$ 1,775	$ 737	$ 3,897	$ 2,053	$ 1,958
Services and other	5,231	5,088	5,105	5,309	5,012
Total revenues	7,006	5,825	9,002	7,362	6,970
Cost of revenues					
Licenses	324	206	260	690	2,041
Services and other	2,370	2,232	2,249	2,334	3,218
Total cost of revenues	2,694	2,438	2,509	3,024	5,259
Gross profit	4,312	3,387	6,493	4,338	1,711
Operating expenses:					
Research and development	1,058	852	1,393	1,494	1,828
Marketing and sales	2,410	3,799	2,949	2,452	3,479
General and administrative	1,622	1,994	1,965	1,410	1,809
	5,090	6,645	6,307	5,356	7,116
Income (loss) from operations	(778)	(3,258)	186	(1,018)	(5,405)
Nonrecurring loss on conversion of debt to preferred stock	—	—	—	(1,499)	—
Interest and other income	4	1	13	4	7
Interest and other expense	(248)	(291)	(151)	(491)	(371)
Net income (loss)	(1,022)	(3,548)	48	(3,004)	(5,769)
Deemed preferred dividend	(1,000)	(2,200)	—	—	—
Cumulative preferred dividends	(354)	(301)	(271)	—	—
Net loss available to common shareholders	$(2,376)	$(6,049)	$ (223)	$(3,004)	$(5,769)
Basic and diluted net loss per share	$ (0.06)	$ (0.17)	$ (0.01)	$ (0.10)	$ (0.19)
Shares used in computing basic and diluted net loss per common share	36,875	34,941	34,016	31,100	30,842

	Years Ended September 30,				
	2006	2005	2004	2003	2002
	(In thousands)				
Consolidated Balance Sheet Data					
Working deficit	$(7,782)	$(4,659)	$(2,693)	$(3,880)	$(2,972)
Total assets	1,723	1,645	1,430	1,230	2,508
Long-term obligations	680	976	601	566	4,891
Shareholders' (deficit) equity	(7,878)	(4,960)	(3,136)	(4,141)	(7,145)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company develops, markets and supports *e*B, its integrated suite of collaborative document, configuration and records management software solutions. The *e*B suite enables organizations in a broad range of industries to create, capture, store, manage, share and distribute critical business information regarding their customers, products, assets and processes in an efficient manner. The *e*B suite also enables them to maintain complete, up-to-date information about the configuration of their products, assets and infrastructures so that they can achieve operational excellence and compliance with regulatory requirements. *e*B provides the capabilities of an Enterprise Content Management (ECM)/Electronic Document Management (EDM) System, but extends these capabilities by also managing the "things' that the content/documents relate to such as products, assets , functions, processes, requirements, projects, organizations, locations, work orders, etc. As a result, *e*B can be used to manage the lifecycle of physical items (e.g. products, equipment or assets), and the requirements (e.g. functional, safety, performance, environmental, etc.) that govern them. It enables intelligent relationships to be defined between these items thereby creating an interdependency model. As a result, the effects of any change on requirements, documents and items can be determined and change can be managed to effectively ensure information integrity. In particular, *e*B enables organizations with extensive and complex physical infrastructures to efficiently identify, classify, structure, link, and manage documents, physical items, and requirements throughout their lifecycles and ensure that conformance between these is maintained by means of an automated change process.

We develop, market and support *e*B, our integrated suite of collaborative document, configuration and records management software solutions. Our revenues in the fiscal year ended September 30, 2006 increased by 20% from the prior fiscal year primarily due to increased license sales for both new and existing customers.

Our revenues are derived from licenses of our software to our customers, services that we provide under maintenance support contracts and our non-maintenance services, consisting primarily of design studies, system implementation and training. Of our total revenues in fiscal 2006, license revenues accounted for 25%, maintenance services revenues accounted for 44% and non-maintenance services represented 31%.

Many of our customers are located outside the United States, with foreign-originated revenues accounting for 35% and 49% of fiscal 2006 and 2005 revenues, respectively. Revenue in fiscal 2006 reflected a foreign currency gain of $10,000 due to the declining value of the dollar during the year.

While revenues increased, our cost of revenues increased by 11% in fiscal 2006 compared to fiscal 2005 primarily because of higher cost of sales for licenses. Our gross profit increased from 58% to 62% of revenues in fiscal 2006 due to the increase in high margin software sales. Operating expenses decreased by 23% primarily as a result of decreased marketing and sales efforts in fiscal 2006 and a reduction in personnel in September 2005.

At September 30, 2006, our principal sources of liquidity consisted of $95,000 of cash and cash equivalents, compared to $285,000 at September 30, 2005. On October 31, 2005 and March 10, 2006 we completed two private placement of preferred stock which resulted in aggregate gross proceeds of $1,000,000. Subsequent to fiscal 2006, we received an initial payment of $1,200,000 relating to a large license sale in October 2006, in connection with which the Company expects to receive an additional license and development fee of $800,000. (See Note 13 to the Consolidated Financial Statements for further information regarding that license sale.)

This Management's Discussion and Analysis of Financial Condition and Results of Operation summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flow during the three-year period ended September 30, 2006, each year therein being referred to as fiscal 2006, fiscal 2005 and fiscal 2004. Unless otherwise indicated, references to any year in this discussion refer to the applicable fiscal year ended September 30. This discussion and analysis should be read with the consolidated financial statements and financial statement footnotes included in this Annual Report on Form 10-K.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements due to many factors, including but not limited to those set forth under the headings "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. As such, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The significant accounting policies which are most critical to aid in fully understanding and evaluating reported financial results include the following:

Revenue Recognition

The Company's revenues are derived from sales of its document and configuration management systems that are primarily composed of software and services, including maintenance, training and consulting services, and third party software and hardware. The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition," SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", Staff Accounting Bulletin ("SAB") No. 101, updated by SAB's 103 and 104 "Update of Codification of Staff Accounting Bulletins," and Emerging Issues Task Force No. 00-21 ("EITF 00-21") "Accounting for Revenue Arrangements with Multiple Deliverables." Revenue through the Company's Value Added Resellers ("VARS") are net of any VAR discount in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent."

Software license and third party product revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection is probable. In cases where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. For new software products where a historical record has not yet been demonstrated that acceptance is perfunctory, the Company defers recognition of revenue until acceptance has occurred. If an undelivered element of the arrangement exists under the license arrangement, a portion of revenue is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element until delivery occurs. If VSOE does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered. Annual maintenance revenues, which consist of ongoing support and product updates, are recognized on a straight-line basis over the term of the contract. Payments received in advance of performance of the related service for maintenance contracts are recorded as deferred revenue. Revenues from training and consulting services are recognized when the services are performed and adequate evidence of providing such services is available. Contract revenues for long-term contracts or programs requiring specialized systems are recognized using the percentage-of-completion method of accounting, primarily based on contract labor hours incurred to date compared with total estimated labor hours at completion. Provisions for anticipated contract losses are recognized at the time they become known.

Contracts are billed based on the terms of the contract. There are no retentions in billed contract receivables. Unbilled contract receivables relate to revenues earned but not billed at the end of the period.

The Company considers many factors when applying accounting principles generally accepted in the United States of America related to revenue recognition. These factors include, but are not limited to:

- The actual contractual terms, such as payment terms, delivery dates, and pricing of the various product and service elements of a contract
- Availability of products to be delivered
- Time period over which services are to be performed
- Creditworthiness of the customer
- The complexity of customizations to the Company's software required by service contracts
- The sales channel through which the sale is made (direct, VAR, distributor, etc.)
- Discounts given for each element of a contract
- Any commitments made as to installation or implementation of "go live" dates.

Each of the relevant factors is analyzed to determine its impact, individually and collectively with other factors, on the revenue to be recognized for any particular contract with a customer. Management is required to make judgments regarding the significance of each factor in applying the revenue recognition standards, as well as whether or not each factor complies with such standards. Any misjudgment or error by management in its evaluation of the factors and the application of the standards, especially with respect to complex or new types of transactions, could have a material adverse effect on the Company's future operating results.

Software Development Costs and Purchased Software

Software development costs and purchased software are capitalized when technological feasibility and marketability of the related product have been established. Software development costs incurred solely in connection with a specific contract are charged to cost of revenues. Capitalized software costs are amortized on a product-by-product basis, beginning when the product is available for general release to customers. In 2006 and 2005, the Company capitalized $35,000 and $514,000, respectively, of internal software developments costs. The capitalized software costs relate primary to the eB version 14 product release completed in November 2005 and is the core base product of the Company going forward. Annual amortization expense is calculated using the greater of the ratio of each product's current gross revenues to the total of current and expected gross revenues or the straight-line method over the estimated useful life of three to five years.

Allowance for Doubtful Accounts

The Company sells its products directly to end-users, generally requiring a significant up-front payment and remaining terms appropriate for the creditworthiness of the customer. The Company also sells its products to VARs and other software distributors generally under terms appropriate for the creditworthiness of the VAR or distributor. The Company retains no continuing obligations on sales to VARs. Management believes that no significant concentrations of credit risk existed at September 30, 2006. Receivables from customers are generally unsecured. The Company continuously monitors its customer account balances and actively pursues collections on past due balances. The Company maintains an allowance for doubtful accounts which is comprised of a general reserve based on historical collections performance plus a specific reserve for certain known customer collections issues. If actual bad debts are greater than the reserves calculated based on historical trends and known customer issues, the Company may be required to book additional bad debt expense which could have a material adverse effect on our business, results of operations and financial condition for the periods in which such additional expense occurs.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (FAS 123R), "Share-Based Payment," which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the effective dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R were effective for the Company beginning in the quarter ended December 31, 2005.

Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of FAS 123R on October 1, 2005, the first day of the Company's fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R.

Results of Operations

The following table sets forth the percentage relationship to total revenues of items included in the Company's Consolidated Statements of Operations for the years ended September 30, 2006, 2005 and 2004.

	2006	2005	2004
Revenues			
Licenses	25%	13%	43%
Services and other	75%	87%	57%
Total revenues	100%	100%	100%
Cost of revenues			
Licenses	4%	4%	3%
Services and other	34%	38%	25%
	38%	42%	28%
Gross profit	62%	58%	72%
Operating expenses:			
Research and development	15%	15%	15%
Marketing and sales	35%	65%	33%
General and administrative	23%	34%	22%
	73%	114%	70%
Income (loss) from operations	(11)%	(56)%	2%
Nonrecurring loss on conversion of debt to preferred stock	—	—	—
Interest and other income	—	—	—
Interest expense	(4)%	(5)%	(1)%
Net income (loss)	(15)%	(61)%	1%
Deemed preferred dividend	(14)%	(38)%	—
Cumulative preferred dividends	(5)%	(5)%	(3)%
Net loss available to common shareholders	(34)%	(104)%	(2)%

Revenues

Licenses Revenues
(in thousands)

	2006	Change	2005	Change	2004
License revenues	$1,775	141%	$ 737	(81)%	$3,897
Percentage of total revenues	25%		13%		43%

License revenues increased by $1.0 million, or 141%, to $1.8 in fiscal 2006 million from $737,000 in fiscal 2005. The increase is due to (1) new customers ordering software systems such as Florida Power and Light for $269,000 and Defense Threat Reduction Agency (a part of the United States Defense Department) for $140,000 and (2) current customers expanding their systems such as Constellation Energy Group who placed sales for $282,000 and JEA for $275,000. License revenues decreased by $3.2 million, or 81%, to $737,000 in fiscal 2005 from $3.9 in fiscal 2004. This decrease was due to delays in new customers ordering software and current customers expanding their existing systems. We believe these delays were the result of customer concerns regarding budgets and availability of internal customer resources. In fiscal 2004 the Company benefited from three large license sales of which one was to an existing customer, Network Rail, for $1.5 million and two new customers, Constellation Energy Group for $750,000 and City of Las Vegas for $546,000.

The Company was successful in capitalizing on its pipeline of sales opportunities in 2006 resulting in a substantial increase in license revenues compared to relatively weak license sales in fiscal 2005. While the Company's pipeline of sales opportunities continues to be strong for 2007, the Company's license revenues can fluctuate from quarter to quarter, based on the timing of customers orders due to the long sales cycle and changes in customers' internal plans for the rollout of software licenses. The length of time it takes to establish new customer relationships typically ranges from 6 to 12 months and as such the timing of sales can fluctuate significantly.

A small number of customers has typically accounted for a large percentage of the Company's total annual revenues. Constellation Energy Group accounted for 13% of 2006 revenue and Network Rail accounted for 16% of fiscal 2005 revenue, while Network Rail and Constellation Energy Group accounted for 23% and 15%, respectively, of revenues for fiscal 2004. The Company's reliance on relatively few customers could have a material adverse effect on the results of its operations on a quarterly basis. In an effort to decrease the Company's dependence on large license orders from individual customers, the Company is focusing on building its network of software resellers to increase its channels to market. In fiscal 2006 revenue through resellers totaled $796,000 or 11% of total revenue versus $507,000 or 9% in fiscal 2005 and $471,000 or 5% in fiscal 2004.

Service and Other Revenues
(in thousands)

	2006	Change	2005	Change	2004
Services and other revenues	$5,231	3%	$5,088	—%	$5,105
Percentage of total revenues	75%		87%		57%

Services and other revenues are comprised of maintenance and non-maintenance services. Non-maintenance services typically relate to design studies, implementation of systems and training which vary with the level of license revenues while maintenance revenue is primarily dependent on customers renewing their annual maintenance support contracts.

Services and other revenues increased $143,000 or 3% from $5.1 million in fiscal 2005 to $5.2 million in fiscal 2006. Non-maintenance services increased $134,000 while there was a slight increase of $9,000 for maintenance revenue in fiscal 2006. Non-maintenance services increased as customers continued to utilize the Company's resources to assist in implementing their systems in new business areas within their company and upgrading from older legacy systems to the current versions of *e*B.

Service and other revenues were relatively unchanged from fiscal 2004 to fiscal 2005. Non-maintenance services increased $122,000 while maintenance revenue decreased $139,000. Non-maintenance services increased slightly as customers continued to utilize the Company's resources to assist in implementing their systems in new business areas within their company and upgrading from older legacy systems to the current versions of *e*B. The decrease in maintenance revenue is primarily the result of customers which had been acquired by other entities and therefore did not renew their maintenance.

We anticipate that service and other revenue will fluctuate primarily due to fluctuations in sales to new customers, which require more services that typically include a business process study, integration with other business systems and training. In addition, we expect that service and other revenues will continue to fluctuate from quarter to quarter based on the timing of customer orders.

Cost of Revenues

Cost of Licenses Revenues
(in thousands)

	2006	Change	2005	Change	2004
Cost of License Revenues	$ 324	57%	$ 206	(21)%	$ 260
Percentage of total revenues	4%		4%		3%

Cost of licenses revenues consists of costs associated with reselling third-party products and amortization of internal software development costs.

Cost of license revenues increased $118,000 or 57% in fiscal 2006 compared to fiscal 2005 primarily due to a full year of software amortization totaling $87,000 and an increase in third party software costs of $31,000 for one customer. However, the gross profit percentage of license revenue increased to 82% in fiscal 2006 from 72% in fiscal 2005 primarily due to the substantial increase in the sales of the Company's proprietary software during fiscal 2006 while the related costs was only the amortization of the Company's capitalized software development costs.

The cost of license revenues decreased in absolute dollars but increased as a percentage of license revenues in fiscal 2005 compared to fiscal 2004. The $54,000, or 21% decrease was comprised of a $32,000 decrease in software amortization expense as a result of software being fully amortized in fiscal 2004 and a $22,000 decrease in third party software costs reflecting the lower third party product sales in fiscal 2005. Although license revenues decreased 81% in fiscal 2005 the cost of license revenues decreased only 21% resulting in a reduction in gross profit percentage of license revenues to 72% in fiscal 2005 from 93% the prior year. This decrease was due to the fact that fiscal 2005 had a higher portion of third party license revenues to total license revenues.

We expect the cost of license revenues to fluctuate based on customer requirements for third-party software products since these costs have the largest impact on cost of license revenues. We expect the gross profit percentage from license revenues to improve as sales of the Company's proprietary software become a greater portion of total license revenues in future years.

Cost of Services and Other Revenues
(in thousands)

	2006	Change	2005	Change	2004
Cost of services and other revenues	$2,370	6%	$2,232	(1)%	$2,249
Percentage of total revenues	34%		38%		25%

Cost of services and other revenues consists primarily of personnel-related costs in providing consulting services, training to customers and support. It also includes costs associated with reselling third-party hardware and maintenance, which includes telephone support costs.

Cost of services and other revenues increased by $138,000 or 6% primarily due to third party scanning services provided to one customer during fiscal 2006. The gross profit percentage on services and other revenue decreased slightly to 55% in fiscal 2006 from 56% in fiscal 2005.

Cost of services and other revenues decreased $17,000, or 1%, in fiscal 2005 compared to fiscal 2004 as services and other revenue remained was also relatively unchanged. The gross profit percentage on services and other revenue for fiscal 2005 was unchanged from 2004 at 56%.

We expect the cost of services and other revenues to fluctuate in absolute dollar amounts and as a percentage of total revenues as the related service revenue fluctuates.

Operating Expenses

Research and Development
(in thousands)

	2006	Change	2005	Change	2004
Research and development expenses	$1,058	24%	$ 852	(39)%	$1,393
Percentage of total revenue	15%		15%		15%

Research and development expenses consist of salaries and benefits for software developers as well as an allocation of corporate expenses, calculated on the basis of headcount, such as corporate insurance, facilities, telephone and other.

In fiscal 2006, research and development expenses increased $206,000, or 24% compared to fiscal 2005. In fiscal 2005 capitalization costs relating to the Version 14 *e*B software upgrade totaled $514,000, while only $35,000 was capitalized in fiscal 2006 since the project was completed in November 2005, resulting in research and development costs of $479,000 being expensed. Excluding the effect from the capitalized software, research and development costs decreased $273,000 from fiscal 2005 to fiscal 2006 as a result of lower personnel related costs due to a reduction in personnel in September 2005.

Research and development expenses decreased by $541,000, or 39% from fiscal 2004 compared to fiscal 2005. The decrease was due primarily to the capitalization of $514,000 in costs directly associated with the development of a new architecture for the *e*B platform. The balance of the decrease, $27,000, related to the reduction in engineering personnel implemented in June 2005. As a percentage of total revenues research and development expense remained unchanged at 15%.

We believe that continued investment in research and development is a critical factor in maintaining our competitive position and we expect research and development costs to increase in absolute dollar amounts but remain relatively unchanged as a percentage of total revenue.

Marketing and Sales
(in thousands)

	2006	Change	2005	Change	2004
Marketing and sales expenses	$2,410	(37)%	$3,799	29%	$2,949
Percentage of total revenue	35%		65%		33%

Marketing and sales expenses consist of salaries, cost of benefits, sales commissions and other expenses related to the direct sales force, as well as allocation of overall corporate expenses, calculated on the basis of headcount, related to items such as corporate insurance, facilities, telephone and other.

In fiscal 2006, marketing and sales expenses decreased $1,389,000 or 37% when compared to fiscal 2005. This decrease is primarily due to a reduction in personnel in September 2005 resulting in $756,000 lower personnel related costs and reduced costs of $589,000 for advertising, consulting, and tradeshows.

Marketing and sales expenses increased in absolute dollars and as a percentage of total revenue for fiscal 2005 compared to fiscal 2004. The increase of $850,000, or 29% is due primarily to $452,000 for additional marketing and sales personnel, $263,000 in marketing research and analysis of the IT infrastructure and banking markets, and $247,000 in marketing costs primarily related to a public relations campaign, user conference, trade shows, and travel. In September 2005 the Company determined that it did not have adequate resources to continue to pursue the IT infrastructure and banking markets. In addition, at the end of fiscal 2005 the Company restructured its marketing and sales department resulting in decreased costs in 2006.

We expect marketing and sales expense to increase in absolute dollar amounts but decrease as a percentage of total revenue in fiscal 2007.

General and Administrative
(in thousands)

	2006	Change	2005	Change	2004
General and administrative expenses	$1,622	(19)%	$1,994	1%	$1,965
Percentage of total revenue	23%		34%		22%

General and administrative expenses consist primarily of personnel costs for finance, information technology, human resources and general management, as well as outside professional services and an allocation of overall corporate expenses, calculated on the basis of headcount, such as corporate insurance, facilities, telephone and other.

In fiscal 2006, general and administrative expenses decreased by $372,000 or 19% when compared to fiscal 2005. A significant portion of the decrease was attributable to restructuring costs of $239,000 incurred in 2005 that was partially offset by a $77,000 reduction in the Company's allowance for uncollectible accounts. The balance of the decrease was due to a reduction in legal and professional fees of $333,000 that was offset by the increase of compensation expense of $123,000 related to the adoption of FAS 123R.

General and administrative expenses remained relative constant on an absolute dollar basis and increased as a percentage of total revenues for fiscal 2005 as compared to fiscal 2004. Fiscal 2005 general and administrative expense included $239,000 in restructuring costs which was comprised of employee termination expense of $203,000 and $36,000 in the writedown of capitalized software development costs associated with the Company's decision in September 2005 to no longer pursue the *e*B IT market.

We expect that general and administrative expenses will increase slightly in absolute dollars in comparison to the prior year but decrease as a percentage of total revenue in fiscal 2007.

Interest and Other Income

Interest and other income consists primarily of interest earned on our cash and cash equivalents, gains on revaluation of derivatives or foreign translation adjustments, and gains on the sale of assets. In fiscal 2006, interest and other income increased to $4,000 from $1,000, a net increase of $3,000, primarily from a foreign translation exchange difference.

Interest and other income decreased by $12,000 to $1,000 in fiscal 2005 from $13,000 in fiscal 2004 due primarily to fiscal 2004 including a gain of $6,000 on the revaluation of a derivative that was recognized as a liability in the consolidated balance sheet in fiscal 2003 but was converted into stock in the second quarter of fiscal 2004.

Interest and Other Expense

Interest and other expense decreased $43,000 from fiscal 2005 to 2006. Other expense in fiscal 2005 included an expense of $146,000 relating to extending the expiration date of certain warrants. The expense was determined based on the value calculated using the Black-Scholes method. Excluding the expense associated with extending the life of the warrants, interest expense increased $103,000 from fiscal 2005 to 2006 primarily due to interest on the higher balance of dividends and notes payable to Spescom Ltd. and Spescom Ltd. UK.

Interest and other expense increased $140,000 from fiscal 2004 to fiscal 2005 due to expenses associated with the Company extending the life of certain warrants that were due to expire in August 2005 for a period of one year. The expense was determined based on the value calculated using the Black-Scholes method.

Deemed Preferred Dividend

In October 2005 the Company completed a financing arrangement whereby the Company issued 1,950 shares of our Series H Preferred Stock along with 925,926 common stock warrants for gross proceeds of $500,000 and the exchange and cancellation of 1,450 shares of Series G Convertible Preferred Stock. In accordance with EITF 00-27 "Application of issue No 98-5 to Certain Convertible Instruments," the Company calculated using the Black-Scholes method the intrinsic value of the convertible instruments issued and determined that there was a deemed preferred dividend equal to the gross proceeds received of $500,000.

In March 2006 the Company completed the second round of the financing arrangement whereby the Company issued 2,450 shares of Series I Preferred Stock along with 925,926 common stock warrants for gross proceeds of $500,000 and the exchange and cancellation of 1,950 shares of Series H Convertible Preferred Stock. In accordance with EITF 00-27 "Application of issue No 98-5 to Certain Convertible Instruments," the Company calculated using the Black-Scholes method the intrinsic value of the convertible instruments issued and determined that there was a deemed preferred dividend equal to the gross proceeds received of $500,000.

In fiscal 2005 the Company also had a deemed dividend in connection with a financing arrangement whereby the Company issued 2,200 shares of Series G Convertible Preferred Stock along with 2,750,000 common stock warrants for gross proceeds of $2,200,000. The Company calculated using the Black-Scholes method the intrinsic value of the convertible instruments issued and determined that there was a deemed preferred dividend equal to the gross proceeds received of $2,200,000.

Preferred Dividends

The outstanding Series F Convertible Preferred Stock was entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, payable on a quarterly basis in cash or common stock (valued on the basis of the average per share market value on the 30 trading days immediately prior to the date on which such dividend is declared by the Board of Directors). Cumulative preferred dividends earned in both fiscal 2006 and fiscal 2005 were $265,000. Unpaid dividends accrue interest at the rate of 8% per annum. As of September 30, 2006, unpaid dividends and accrued interest amounted to $794,000 and $93,000, respectively.

The outstanding Series I Convertible Preferred Stock was entitled to receive dividends of 6.75% of the stated value of $1,000 per share per annum, payable on a monthly basis in cash or common stock accrued through the July 10, 2006 effective date of the registration statement filed by the Company that included the common stock issuable under the Series I Convertible Preferred Stock ("Series I Preferred Stock"). Cumulative preferred dividends earned for fiscal 2006 were $46,000. Unpaid dividends did not accrue interest. As of September 30, 2006, unpaid dividends amounted to $46,000.

Prior to the exchange on March 10, 2006 of all the outstanding Series H Convertible Preferred Stock ("Series H Preferred Stock") for Series I Preferred Stock, the Series H Preferred Stock was entitled to receive dividends of 6.75% of the stated value of $1,000 per share per annum, payable monthly in arrears on the last day of each month based on the number of shares of Series H Preferred Stock outstanding as of the first day of each such month. For fiscal year 2006 dividends on the Series H Preferred Stock totaled $44,000 and there was no Series H Preferred Stock outstanding for the same periods in the prior year. A total of 325,966 shares of common stock were issued on March 31, 2006 based on a $0.13 per share fair market price in payment of Series H Preferred Stock dividends due as of March 10, 2006, when the Series H Preferred Stock was exchanged for Series I Preferred Stock.

The outstanding Series G Convertible Preferred Stock (the "Series G Preferred Stock") was entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, payable monthly in arrears on the last day of each month based on the number of shares of Series G Preferred Stock outstanding as of the first day of each such month until the common shares under the Series G Preferred Stock was registered. Prior to the registration statement being declared effective in March 2005 by the Securities & Exchange Commission, the Company issued 82,050 shares of common stock with a value of $37,000 as a dividend on the Series G Preferred Stock. In connection with the Series G Preferred Stock financing in November 2004, the Company recorded a beneficial conversion of $2,200,000 as a preferred deemed dividend, as discussed above.

Liquidity and Capital Resources

At September 30, 2006, our principal sources of liquidity consisted of $95,000 of cash and cash equivalents compared to $285,000 at September 30, 2005. On October 31, 2005 and March 10 2006 we completed private placements of preferred stock which resulted in aggregate gross proceeds of $1,000,000. Subsequent to the end of fiscal 2006, we received an initial payment of $1,200,000 relating to a large license and development fee sale of $2,000,000 in October 2006. (See Note 13 to the Consolidated Financial Statements for further information regarding that license sale.) Our liquidity could be negatively impacted by a decrease in demand for our products, which are subject to rapid technological changes, reductions in capital expenditures by our customers and intense competition, among other factors.

In past years, the Company has received loans from Spescom Ltd. in the past to meet its obligations. The outstanding balance of its demand notes owed to Spescom Ltd. including interest was $680,000 at September 30, 2006 as compared to $615,000 at September 30, 2005. Spescom Ltd. has agreed not to call the notes prior to October 1, 2007. In addition at September 30, 2006, the Company had a payable to Spescom Ltd. of $534,000. The payable primarily relates to marketing research and analysis that Spescom Ltd. performed on behalf of the Company in fiscal 2005 and administrative services and facilities that Spescom Ltd. has provided to the Company in the United Kingdom. Subsequent to yearend the Company paid $350,000 to Spescom Ltd. on the payable balance owed. The Company has agreed to pay an additional $200,000 to Spescom Ltd. upon payment of the second installment of $800,000 from the license sale.

Cash used in operating activities was $773,000 for fiscal 2006. The $773,000 use of cash in operating activities was due to the loss the Company incurred in fiscal 2006. The operating loss was adjusted for non-cash activities of $656,000 comprised primarily of $167,000 in depreciation and amortization, $196,000 for FAS 123R period charge for employee stock options, and $253,000 in unpaid interest on notes payable to Spescom Ltd., and on an operating basis the Company also had a $346,000 decrease in deferred revenue due to one customer's prepayment in 2005 of maintenance for three years.

Cash used in operating activities was $1,026,000 for fiscal 2005. The $1,026,000 use of cash in operating activities was due to the substantial loss the Company incurred in fiscal 2005. The operating loss was adjusted for non-cash activities of $734,000 comprised primarily of $84,000 in depreciation and amortization, $135,000 in unpaid interest on notes payable to Spescom Ltd., and $302,000 in deferred payment professional services performed by Spescom Ltd. On an operating basis the Company also benefited from a $1,119,000 increase in deferred revenue due to customers participating in an incentive program for early annual maintenance renewal. The $168,000 used in operations for fiscal 2004 was due to a decrease in operating assets and liabilities of $575,000 while adjustments for non-cash activities increased $359,000, offset by the Company's net income of $48,000.

Cash used in investing activities was $78,000 for fiscal 2006. In fiscal 2006 the Company capitalized $35,000 in software development costs associated with its release of its *e*B product with a new architecture. In fiscal 2006 the Company purchased $43,000 of property and equipment in connection with the move into a new office facility in the United Kingdom.

Cash used in investing activities was $567,000 for fiscal 2005. In fiscal 2005 the Company capitalized $514,000 in software development costs associated with its release of its *e*B product with a new architecture. In fiscal 2005 the Company purchased $14,000 of property and equipment and made $39,000 of software purchases.

In fiscal 2006 the Company received net proceeds totaling $716,000 after offering costs from two preferred stock offerings. On October 25, 2005, the Company entered into a definitive agreement relating to a private placement with Monarch Pointe Fund, Ltd. ("Monarch") and M.A.G. Capital, LLC ("MAG"). Pursuant to the agreement, on October 25, 2005, the Company issued (1) 1,950 shares of Series H Convertible Preferred Stock to Monarch and (2) warrants, which expire October 25, 2008, to purchase an aggregate of 925,926 shares of common stock at $0.27 per share to Monarch and MAG. The aggregate consideration received by the Company for the Series H Convertible Preferred Stock and warrants consisted of $500,000 and the remaining 1,450 shares of the Series G Convertible Preferred Stock, which were cancelled by the Company. The agreement contemplated the issuance by the Company at a second closing of 500 shares of Series H Convertible Preferred Stock and warrants, expiring on the third anniversary of the second closing, to purchase 925,926 shares of common stock at $0.27 per share, in exchange for aggregate consideration of $500,000. The obligations of the investors to consummate that second closing were subject to certain conditions, including that the closing price of the Company's common stock would be $0.16 or greater for 20 consecutive trading days. This stock price condition was not satisfied and the second closing was not completed.

On March 10, 2006, the Company completed a private placement with MAG, Monarch, and Mercator Momentum Fund III, L.P. ("MMF"). Under the terms of the financing, the Company issued (i) to Monarch and MMF an aggregate of 2,450 shares of Series I Convertible Preferred Stock and (ii) to MAG, Monarch and MMF warrants, expiring March 10, 2009, to purchase an aggregate of 925,926 shares of common stock at $0.27 per share. The Company received aggregate consideration for the Series I Convertible Preferred Stock and warrants issued in the private placement consisting of $500,000 and the 1,950 shares of Series H Convertible Preferred Stock issued by the Company in October 2005, which have been cancelled.

The Certificate of Determination for the Series I Convertible Preferred Stock provides that, if the Company has not entered into a binding agreement to consummate a consolidation, merger, reclassification of the stock of the Company (subject to certain exceptions), or disposition of all or substantially all of the assets of the Company on or before April 30, 2006, the holders of Series I Preferred Stock may, by the vote not later than December 31, 2006 of at least two-thirds of the then-outstanding shares of Series I Preferred Stock, elect to have all of the outstanding Series I Preferred Stock redeemed by the Company. Upon such election, the Company would be obligated to redeem the Series I Preferred Stock at an amount equal to $1,000 per share plus all declared but unpaid dividends. If such election is made and the Company does not have sufficient funds available to redeem the Series I Preferred Stock in accordance with applicable law, the holders of Series I Preferred Stock as a class will be entitled to elect the smallest number of directors of the Company constituting a majority of the authorized number of directors.

A corporate transaction of the variety discussed in the preceding paragraph did not occur on or before April 30, 2006. Monarch and MMF, as the holders of the Series I Preferred Stock, are therefore entitled to elect to have all of the outstanding Series I Preferred Stock redeemed as discussed in the preceding paragraph. If such an election is made prior to December 31, 2006, the redemption price is anticipated to be $2,450,000, plus all declared but unpaid dividends. In the event of such an election, unless the Company is able to raise additional debt or equity funds, the Company anticipates that it would not have sufficient funds to carry out the redemption. If the Company were able to raise additional funds, it is likely that existing shareholders would suffer additional substantial dilution. If the election to redeem the Series I Preferred Stock is made and the Company is unable to pay the redemption price, Monarch and MMF would become entitled to elect a majority of the authorized directors of the Company. In this event, those entities, through their majority control of the Board of Directors, would be able to control or (with respect to matters requiring shareholder approval) exert significant influence over all matters affecting the Company. To date, the holders of the Series I Preferred Stock have not elected to exercise this redemption option. As a result of this redemption feature, as of September 30, 2006 the Series I Preferred Stock is classified as a liability due to the Company's obligation to redeem the stock at the option of the holder.

Each share of Series I Preferred Stock is convertible into a number of shares of common stock determined by dividing $1,000 by the conversion price per share in effect at the time of conversion. The conversion price per share is equal to 85% of the market price (the volume-weighted average price of the Company's common stock during the 5 immediately preceding trading days, subject to adjustment), provided that in no event shall the conversion price exceed a ceiling price of $0.21 per share, or be less than a floor price of $0.0725 per share. The conversion price is subject to adjustment in the case of any stock split, combination, capital reorganization, reclassification, consolidation or merger, and certain dividends. Subject to certain exceptions, the conversion price is also subject to weighted average anti-dilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price, exercise price or conversion price less than the conversion price then in effect.

The number of shares issuable upon exercise and the per share exercise price of the warrants issued in the October 2005 and March 2006 private placements discussed above are subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification, consolidation or merger.

In fiscal 2005 cash provided by financing activities totaled $1,747,000 primarily generated from the Series G Convertible Preferred Stock private placement the Company completed in November 2004 which provided net gross proceeds of $2,200,000.

The Company believes its capital requirements will continue to vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in its operating results, financing activities, and investments and third party products and receivables management. The Company's future liquidity will depend on its ability to generate new system sales of its *e*B product suite in the near term, which cannot be assured. Management believes that the Company's current cash and receivables and cash that may be generated from operations, will be sufficient to meet its short-term needs for working capital for at least the next year. However, the Company may not be able to obtain sufficient orders to enable the Company to continue on a cash flow break-even level, which would be necessary to continue operations in the absence of further financing. Future equity financings, if available to the Company, would be dilutive to the existing holders of the Company's common stock. Future debt financings, if available to the Company, would likely involve restrictive covenants.

Net Operating Loss Tax Carryforwards

As of September 30, 2006, the Company had a net operating loss carryforward ("NOL") for federal income tax purposes of $32,993,000, which expires over the years 2007 through 2024. The Company also had a NOL carryforward for state income tax purposes of $5,765,000, which expires over the years 2007 through 2012. In addition, the Company generated but has not used research and investment tax credits for federal income tax purposes of approximately $274,000, which will substantially expire in the years 2007 through 2012. Under the Internal Revenue Code of 1986, as amended (the "Code"), the Company generally would be entitled to reduce its future Federal income tax liabilities by carrying unused NOL forward for a period of 20 years to offset future taxable income earned, and by carrying unused tax credits forward for a period of 20 years to offset future income taxes. As a result of the issuances of shares to Spescom Ltd. in the past, an additional ownership change occurred in April 2000. The Company's ability to utilize the consolidated NOL in future years will be limited pursuant to Code Section 382. The annual limitation is approximately $1,159,000.

Off-Balance Sheet Arrangements

At September 30, 2006 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, including entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we were engaged in such relationships.

Foreign Currency

The Company's geographic markets are primarily in the United States and Europe, with some sales in other parts of the world. In fiscal 2006, revenues recorded in the United States were 65% of total revenue and revenues from Europe and other locations were 35% of total revenue. For fiscal 2005 and 2004 combined, revenues recorded in the United States were 54% of total revenues, and revenues from Europe and other locations were 46% of total revenues.

Revenues from our United Kingdom subsidiary can fluctuate from quarter to quarter based on the timing of customer orders. Revenue in fiscal 2006 and fiscal 2005 were improved by foreign currency gain of $10,000 and $75,000 respectively, in each case due to a weakened dollar value compared to the pound sterling. Changes in foreign currency rates, the condition of local economies, and the general volatility of software markets may result in a higher or lower proportion of foreign revenues in the future. Although the Company's operating and pricing strategies take into account changes in exchange rates over time, future fluctuations in the value of foreign currencies may have a material adverse effect on the Company's business, operating results and financial condition.

Inflation

The Company believes that inflation has not had a material effect on its operations to date. Although the Company enters into fixed-price contracts, management does not believe that inflation will have an adverse material impact on its operations for the foreseeable future, as the Company takes into account expected inflation in its contract proposals and is generally able to project its costs based on forecasted contract requirements.

Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations and other commitments at September 30, 2006, and the effect such obligations could have on our liquidity and cash flow in future periods:

	Amount of Commitment Expiring by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Notes and Accounts Payable to Spescom Ltd.	$1,214,000	$ 550,000	$ 664,000	$ —	$ —
Lease commitments – Operating Leases	1,109,000	337,000	663,000	109,000	—
Lease commitments – Capital Leases	60,000	44,000	16,000	—	—
Total	$2,383,000	$ 931,000	$1,343,000	$ 109,000	$ —

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company's exposure to market rate risk for changes in interest rates relates primarily to the Company's investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. The Company places its investment with high quality issuers and follows internally developed guidelines to limit the amount of credit exposure to any one issuer. Additionally, in an attempt to limit interest rate risk, the Company follows guidelines to limit the average and longest single maturity dates. The Company is adverse to principal loss and ensures the safety and preservation of its invested funds by limiting default, market and reinvestment risk. As of September 30, 2006, 2005 and 2004 the Company did not have any investments in money market accounts.

Foreign Exchange Risk

Our revenue originating outside the United States was 35%, 49% and 48% for fiscal 2006, 2005 and 2004, respectively. International sales are made mostly from our foreign sales subsidiary in the United Kingdom. The functional currency of the Company's United Kingdom subsidiary is the pound sterling. Our subsidiary incurs and settles most of its expenses in its local currency.

The assets and liabilities of our subsidiary are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the daily current exchange rates. Gains and losses from translation are included in stockholders' equity.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Spescom Software Inc.
San Diego, California

We have audited the consolidated balance sheets of Spescom Software Inc., as of September 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive loss, shareholders' deficit, and cash flows for each of the three years in the period ended September 30, 2006. Our audits also included the financial statement schedule of Spescom Software Inc. listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spescom Software Inc. as of September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

SINGER LEWAK GREENBAUM AND GOLDSTEIN LLP

Los Angeles, California
December 6, 2006

SPESCOM SOFTWARE INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2006	September 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 95,000	$ 285,000
Receivables, net	854,000	613,000
Other current assets	190,000	72,000
Total current assets	1,139,000	970,000
Property and equipment, net	131,000	168,000
Computer software, net	425,000	477,000
Other assets	28,000	30,000
Total assets	$ 1,723,000	$ 1,645,000
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 792,000	$ 374,000
Payable to Spescom Ltd.	550,000	213,000
Preferred stock dividend payable to Spescom Ltd.	887,000	568,000
Accrued liabilities	1,446,000	1,407,000
Lease obligations— current portion	44,000	41,000
Deferred revenue	2,752,000	3,026,000
Series 1 redeemable preferred stock, par value $0.01 per share, 2,450 shares authorized; 2,450 shares issued and outstanding at September 30, 2006	2,450,000	—
Total current liabilities	8,921,000	5,629,000
Notes and accrued interest payable to Spescom Ltd.	664,000	917,000
Lease obligations	16,000	59,000
Total liabilities	9,601,000	6,605,000
Shareholders' deficit:		
Convertible preferred stock, 243,239 remaining shares authorized		
Series F - par value $1.00 per share; 5,291 shares authorized, issued and outstanding in 2006 and 2005	6,790,000	6,790,000
Series G - par value $0.01 per share; 1,670 remaining shares authorized; 1,450 shares issued and outstanding in 2005	—	1,450,000
Common stock, no par value, 100,000,000 shares authorized; 37,144,494 and 36,818,528 shares issued and outstanding in 2006 and 2005	76,581,000	75,938,000
Common stock warrants	1,505,000	1,506,000
Accumulated other comprehensive loss	(441,000)	(353,000)
Accumulated deficit	(92,313,000)	(90,291,000)
Total shareholders' deficit	(7,878,000)	(4,960,000)
Total liabilities and shareholders' deficit	$ 1,723,000	$ 1,645,000

The accompanying notes are an integral part of these consolidated financial statements.

SPESCOM SOFTWARE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended September 30,		
	2006	2005	2004
Revenues:			
Licenses	$ 1,775,000	$ 737,000	$ 3,897,000
Services and other	5,231,000	5,088,000	5,105,000
Total revenues	7,006,000	5,825,000	9,002,000
Cost of revenues:			
Licenses	324,000	206,000	260,000
Services and other	2,370,000	2,232,000	2,249,000
Total cost of revenues	2,694,000	2,438,000	2,509,000
Gross profit	4,312,000	3,387,000	6,493,000
Operating expenses:			
Research and development	1,058,000	852,000	1,393,000
Marketing and sales	2,410,000	3,799,000	2,949,000
General and administrative	1,622,000	1,994,000	1,965,000
	5,090,000	6,645,000	6,307,000
Income (loss) from operations	(778,000)	(3,258,000)	186,000
Interest and other income	4,000	1,000	13,000
Interest and other expense	(248,000)	(291,000)	(151,000)
Net income (loss)	(1,022,000)	(3,548,000)	48,000
Deemed preferred dividend	(1,000,000)	(2,200,000)	—
Net income (loss) available after deemed preferred dividend	(2,022,000)	(5,748,000)	48,000
Cumulative preferred dividends	(354,000)	(301,000)	(271,000)
Net loss available to common shareholders	$(2,376,000)	$(6,049,000)	$ (223,000)
Earnings per share:			
Basic and diluted	$ (0.06)	$ (0.17)	$ (0.01)
Weighted average shares outstanding:			
Basic and diluted	36,876,000	34,941,000	34,016,000
Statement of Comprehensive Loss			
Net income (loss)	$(1,022,000)	$(3,548,000)	$ 48,000
Other Comprehensive income (loss):			
Foreign currency translation adjustment	(88,000)	34,000	(93,000)
Comprehensive loss	$(1,110,000)	$(3,514,000)	$ (45,000)

The accompanying notes are an integral part of these consolidated financial statements.

SPESCOM SOFTWARE INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
Years Ended September 30, 2006, 2005 and 2004
(In thousands except preferred share data)

	Preferred Stock		Common Stock		Stock Warrants	Accumulated Other Comprehensive Income	Accumulated Deficit	Total	Comprehensive Loss
	Share	Amount	Share	Amount					
Balance at September 30, 2003			33,922	73,676	278	(294)	(84,591)	(10,931)	
Exercise of stock options			56	14	—	—	—	14	
Reclassification of Preferred Stock (See Note 6)	5,291	$ 6,790	—	—	—	—	—	6,790	
Reclass of equity instruments redeemable for common stock to current liablities (see Note 8)	—	—	—	1,226	—	—	—	1,266	
Preferred Stock dividend	—	—	—	(264)	—	—	—	(264)	
Common stock issued for services	—	—	165	74	—	—	—	74	
Foreign currency translation adjustment	—	—	—	—	—	(93)	—	(93)	$ (93)
Net income	—	—	—	—	—	—	48	48	48
Total comprehensive loss	—	—	—	—	—	—	—	—	$ (45)
Balance at September 30, 2004	5,291	6,790	34,143	74,726	278	(387)	(84,543)	(3,136)	
Exercise of stock options	—	—	74	10	—	—	—	10	
Issuance of Series G Preferred Stock & Warrants(see Note 6)	2,200	2,200	—	552	1,197	—	(2,200)	1,749	
Preferred Stock dividend Series F	—	—	—	(264)	—	—	—	(264)	
Preferred Stock dividend Series G	—	—	82	—	—	—	—	—	
Warrants issued for services	—	—	—	—	30	—	—	30	
Expiration of warrants	—	—	—	133	(133)	—	—	—	
Conversion of Series G Preferred Stock into Commn Stock	(750)	(750)	2,428	750	—	—	—	—	
Warrants exercised	—	—	91	31	(13)	—	—	18	
Extension of expiration date of warrants (see Note 7)	—	—	—	—	147	—	—	147	
Foreign currency translation adjustment	—	—	—	—	—	34	—	34	$ 34
Net loss	—	—	—	—	—	—	(3,548)	(3,548)	(3,548)
Total comprehensive loss	—	—	—	—	—	—	—	—	$ (3,514)
Balance at September 30, 2005	6,741	$ 8,240	36,818	$ 75,938	$ 1,506	$ (353)	$ (90,291)	$(4,960)	
Exhange Series G Preferred Stock for Series H Preferred Stock (See Note 6)	(1,450)	(1,450)	—	—	—	—	—	(1,450)	
Issuance of Series H Preferred Stock (see Note 6)	1,950	1,950	326	303	133	—	(500)	1,886	
Exchange Series H Preferred Stock for Series I Preferred Stock	(1,950)	(1,950)	—	—	—	—	—	(1,950)	
Issuance of Series I Preferred Stock (see Note 6)	2,450	2,450	—	175	—	—	(500)	2,125	
Reclass of Series I Preferred Stock to current liabilities (see Note 6)	(2,450)	(2,450)	—	—	105	—	—	(2,345)	
Preferred Stock dividend Series F	—	—	—	(264)	—	—	—	(264)	
Preferred Stock dividend Series I	—	—	—	(46)	—	—	—	(46)	
Warrants issued for services	—	—	—	—	40	—	—	40	
Expiration of warrants	—	—	—	279	(279)	—	—	—	
FAS 123 period charge for employee stock options	—	—	—	196	—	—	—	196	
Foreign currency translation adjustment	—	—	—	—	—	(88)	—	(88)	$ (88)
Net loss	—	—	—	—	—	—	(1,022)	(1,022)	(1,022)
Total comprehensive loss	—	—	—	—	—	—	—	—	$ (1,110)
Balance at September 30, 2006	5,291	$ 6,790	37,144	$ 76,581	$ 1,505	$ (441)	$ (92,313)	$(7,878)	

The accompanying notes are an integral part of these consolidated financial statements.

SPESCOM SOFTWARE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended September 30,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$(1,022,000)	$(3,548,000)	$ 48,000
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	167,000	84,000	183,000
Unpaid interest on notes payable	253,000	135,000	108,000
Deferral of professional service charge from Spescom Ltd.	—	302,000	—
Share-based compensation	196,000	—	—
Impairment of capitalized software	—	36,000	—
Extension of expiration date on warrants	—	147,000	—
Warrants issued to consultant	40,000	30,000	—
Common Stock issued to consultant	—	—	74,000
Gain on derivative revaluation	—	—	(6,000)
Changes in assets and liabilities:			
Receivables, net	(222,000)	333,000	(518,000)
Other current assets	(115,000)	228,000	14,000
Accounts payable	416,000	(68,000)	30,000
Payable to Spescom Ltd	(7,000)	20,000	—
Accrued liabilities	(133,000)	156,000	60,000
Deferred revenue	(346,000)	1,119,000	(161,000)
Net cash used in operating activities	(773,000)	(1,026,000)	(168,000)
Cash flows from investing activities:			
Purchases of property and equipment	(43,000)	(14,000)	(22,000)
Capitalization of software development costs	(35,000)	(514,000)	—
Purchases of software	—	(39,000)	(10,000)
Net cash used in investing activities	(78,000)	(567,000)	(32,000)
Cash flows from financing activities:			
Proceeds from exercise of stock options	—	10,000	14,000
Proceeds from exercise of warrants	—	18,000	—
Proceeds from Spescom Ltd. loans	—	—	600,000
Repayment of Spescom Ltd. loans	—	—	(600,000)
Net proceeds from private placement of common stock	716,000	1,750,000	—
Payments on capital lease obligations	(40,000)	(31,000)	(22,000)
Net cash provided (used) by financing activities	676,000	1,747,000	(8,000)
Effect of exchange rate changes on cash	(15,000)	22,000	(16,000)
Net increase (decrease) in cash and cash equivalents	(190,000)	176,000	(224,000)
Cash and cash equivalents at beginning of period	285,000	109,000	333,000
Cash and cash equivalents at end of period	$ 95,000	$ 285,000	$ 109,000

*See Note 1 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

SPESCOM SOFTWARE INC.
Notes to Consolidated Financial Statements – September 30, 2006, 2005 and 2004

Note 1—The Company and Summary of Significant Accounting Policies

The Company

The Company develops markets and supports a suite of integrated document, configuration and records management software products. These products were developed to enable customers in a broad range of industries, including utilities, transportation and state and local governments among others to effectively and efficiently manage, share and distribute critical business information, expertise and other intellectual capital. The Company is headquartered in San Diego, California with an international sales and support subsidiary in London, UK.

Principles of Consolidation

The consolidated financial statements are prepared using accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned United Kingdom subsidiary, Spescom Software Ltd. All significant intercompany balances and transactions have been eliminated.

Foreign Currency

The functional currency of the Company's United Kingdom subsidiary is the pound sterling. Assets and liabilities are translated into U.S. dollars at end-of-period exchange rates. Revenues and expenses are translated at average exchange rates in effect for the period. Net currency exchange gains or losses resulting from such translations are excluded from net income and are accumulated in a separate component of shareholders' deficit as accumulated other comprehensive income(loss). Gains and losses resulting from foreign currency transactions, which are not significant, are included in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include revenue recognition estimates, the viability of recognizing deferred income tax assets, capitalized software costs and the valuation of equity instruments, and the allowance for doubtful accounts.

Revenue Recognition

The Company's revenues are derived from sales of its document and configuration management systems that are primarily composed of software and services, including maintenance, training and consulting services, and third party software and hardware. The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition," SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", Staff Accounting Bulletin ("SAB") No. 101, updated by SAB's 103 and 104 "Update of Codification of Staff Accounting Bulletins," and Emerging Issues Task Force No. 00-21 ("EITF 00-21") "Accounting for Revenue Arrangements with Multiple Deliverables." Revenue through the Company's Value Added Resellers ("VARS") are net of any VAR discount in accordance with EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent."

Software license and third party product revenues are recognized upon shipment of the product if no significant vendor obligations remain and collection is probable. In cases where a significant vendor obligation exists, revenue recognition is delayed until such obligation has been satisfied. For new software products where a historical record has not yet been demonstrated that acceptance is perfunctory, the Company defers recognition of revenue until acceptance has occurred. If an undelivered element of the arrangement exists under the license arrangement, a portion of revenue is deferred based on vendor-specific objective evidence (VSOE) of the fair value of the undelivered element until delivery occurs. If VSOE does not exist for all undelivered elements, all revenue is deferred until sufficient evidence exists or all elements have been delivered. Annual maintenance revenues, which consist of ongoing support and product updates, are recognized on a straight-line basis over the term of the contract. Payments received in advance of performance of the related service for maintenance contracts are recorded as deferred revenue. Revenues from training and consulting services are recognized when the services are performed and adequate evidence of providing such services is available. Contract revenues for long-term contracts or programs requiring specialized systems are recognized using the percentage-of-completion method of accounting, primarily based on contract labor hours incurred to date compared with total estimated labor hours at completion. Provisions for anticipated contract losses are recognized at the time they become known.

Contracts are billed based on the terms of the contract. There are no retentions in billed contract receivables. Unbilled contract receivables relate to revenues earned but not billed at the end of the period.

The Company considers many factors when applying U.S. generally accepted accounting principles related to revenue recognition. These factors include, but are not limited to:

- The actual contractual terms, such as payment terms, delivery dates, and pricing of the various product and service elements of a contract
- Availability of products to be delivered
- Time period over which services are to be performed
- Creditworthiness of the customer
- The complexity of customizations to the Company's software required by service contracts
- The sales channel through which the sale is made (direct, VAR, distributor, etc.)
- Discounts given for each element of a contract
- Any commitments made as to installation or implementation of "go live" dates

Each of the relevant factors is analyzed to determine its impact, individually and collectively with other factors, on the revenue to be recognized for any particular contract with a customer. Management is required to make judgments regarding the significance of each factor in applying the revenue recognition standards, as well as whether or not each factor complies with such standards. Any misjudgment or error by management in its evaluation of the factors and the application of the standards, especially with respect to complex or new types of transactions, could have a material adverse effect on the Company's future operating results.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments", requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as cash or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity, and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At September 30, 2005 and 2004, management believes that the carrying amounts of cash and cash equivalents, short-term investments, accounts receivable and accounts payable, and accrued expenses approximate fair value because of the short maturity of these financial instruments. The Company believes that the carrying value of its loans, leases and lines of credit approximate their fair values based on current market rates of interest.

Concentration of Credit Risk

The Company provides products and services to customers in a variety of industries worldwide, including local governments, petrochemicals, utilities, manufacturing and transportation. Concentration of credit risk with respect to trade receivables is limited due to the geographic and industry dispersion of the Company's customer base. The Company has not experienced significant credit losses on its customer accounts.

A small number of customers has typically accounted for a large percentage of the Company's annual revenues. Constellation Energy Group accounted for 13% of revenues for fiscal 2006, while Network Rail accounted for 16% of revenues for fiscal 2005. Network Rail and Constellation Energy Group accounted for 23% and 15%, respectively, of revenues for fiscal 2004.

Property, Equipment and Purchased Software

Property and equipment is recorded at cost and depreciated using the straight-line method over useful lives of two to seven years. Purchased software is recorded at cost and amortized using the straight-line method over the useful lives of one to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease.

Accumulated depreciation and amortization of property, equipment and purchase software was $1,400,000 and $1,392,000 at September 30, 2006 and 2005, respectively. The related depreciation expense was $79,000, $83,000 and $183,000 for the years ended September 30, 2006, 2005 and 2004 respectively. Expenditures for ordinary repairs and maintenance are expensed as incurred while major additions and improvements are capitalized.

Software Development Costs

Software development costs are capitalized when technological feasibility and marketability of the related product have been established. Software development costs incurred solely in connection with a specific contract are charged to cost of revenues. Capitalized software costs are amortized on a product-by-product basis, beginning when the product is available for general release to customers. In fiscal 2006 the Company capitalized $35,000 of internal software development costs, while the Company capitalized $514,000 of internal software developments costs in fiscal 2005. Annual amortization expense is calculated using the greater of the ratio of each product's current gross revenues to the total of current and expected gross revenues or the straight-line method over the estimated useful life of three to four years. Accumulated amortization of capitalized software costs was $88,000 and $1,000 at September 30, 2006 and 2005, respectively. The related amortization expense was $87,000 and $1,000 for the years ended September 30, 2006 and 2005, respectively. The Company has determined that none of its capitalized development costs has been impaired as of September 30, 2006 in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed."

Long-lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. An impairment loss would be recognized when the sum of the expected future net cash flows is less than the carrying amount of the asset. The Company concluded in fiscal 2006 and 2005 that there were no events or changes in circumstances that would indicate that the carrying amounts of long-lived assets were impaired.

Share-Based Payments

In April 1996, the Company adopted its 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan is administered by either the Board of Directors or a committee designated by the Board to oversee the plan. The total number of authorized shares under the 1996 Plan is 7,425,000. As of September 30, 2006, options to purchase 4,455,000 shares are outstanding. The 1996 Plan expired as of March 31, 2006 and therefore no further grants are available from this Plan. The Company has not adopted a new sock incentive plan.

The option vesting period under the plan is determined by the Board of Directors or a Stock Option Committee and usually provides that 25% of the options granted can be exercised 90 days from the date of grant, and thereafter, those options vest and become exercisable in additional cumulative annual installments of 25% commencing on the first anniversary of the date of grant. Options granted are generally due to expire upon the sooner of ten years from date of grant, thirty days after termination of services other than by reason of convenience of the Company, three months after disability, or one year after the date of the option holder's death. The option exercise price is equal to the fair market value of the common stock on the date of grant. Options granted to employees under the 1996 Plan were either incentive stock options or nonqualified options. Only nonqualified options were granted to non-employee directors.

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (FAS 123R), "Share-Based Payment," which establishes accounting for share-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the effective dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R were effective for the Company beginning in the quarter ended December 31, 2005.

Under FAS 123R, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period. The Company has no awards with market or performance conditions. The Company adopted the provisions of FAS 123R on October 1, 2005, the first day of the Company's fiscal year 2006, using a modified prospective application, which provides for certain changes to the method for valuing share-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of FAS 123R apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in this FASB Staff Position for calculating the tax effects of share-based compensation pursuant to FAS 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	For the year ended September 30, 2006
Dividend Yield	0%
Expected Volatility	391%
Risk free interest rate	4.7%
Expected lives	10

The weighted-average estimated fair value of employee stock options granted during fiscal 2006 using the Black-Scholes model were as follows:

	For the three months ended September 30, 2006	**For the year ended September 30, 2006**
Research and development	$ 1,000	$ 10,000
Marketing and sales	6,000	63,000
General and administrative	12,000	123,000
Share-based compensation	$ 19,000	$ 196,000
Basic and diluted net loss per share attributable to common shareholders		
Basic	$ —	$ —
Diluted	$ —	$ —

A summary of option activity under the Plan as of September 30, 2006, and changes during the fiscal year then ended is presented below:

Options	Shares (000)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding Options at September 30, 2005	4,856	$ 0.30		
Granted	2,194	$ 0.12		
Exercised	—	$ —		
Forfeited or expired	(2,595)	$ 0.19		
Outstanding at September 30, 2006	4,455	$ 0.28	6.9	$ 800
Exercisable at September 30, 2006	3,410	$ 0.32	6.2	$ 200

The weighted-average grant-date fair values of options granted during the fiscal year ended September 30, 2006 were $0.12 per share. There were no options exercised for the fiscal year ended September 30, 2006.

Stock-Based Compensation under FAS 123 for Periods Prior to Fiscal 2006

The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method and provides pro forma disclosures of net loss and basic and diluted net loss per share as if the fair value-based method had been applied in measuring compensation expense. The Company applies SFAS No.123, *Accounting for Stock-Based Compensation* and Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee stock-based compensation plan.

No compensation cost was recognized for employee stock option grants during 2005 or 2004 based upon the intrinsic value method, which were fixed in nature, as the options were granted at exercise prices equal to fair market value on the date of grant. Had compensation cost for the Company's employee stock-based compensation plan been determined based on the fair value at the grant dates the disclosure requirements of SFAS 148, which amends the disclosure requirements of FAS 123, would have been as follows:

	Years ended September 30, 2005	2004
Net income (loss) used in computing net income (loss) per share		
As reported	$(6,049,000)	$ (223,000)
Add: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(190,000)	(423,000)
Pro forma	$(6,239,000)	$ (646,000)
Basic and diluted net loss per share		
As reported	$ (0.17)	$ (0.01)
Pro forma	$ (0.18)	$ (0.02)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

	2005	2004
Dividend yield	0%	0%
Expected volatility	154%	170%
Risk free interest rate	4%	4%
Expected lives (years)	10	10

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from the differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the change during the year in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future based on the Company's current and expected operating results.

Net Loss per Common Share

Basic net loss per common share is computed as net loss divided by the weighted average number of common shares outstanding during the year. Diluted net loss per common share is computed as net loss divided by the weighted average number of common shares and potential common shares, using the treasury stock method, outstanding during the year and assumes conversion into common stock at the beginning of each period of all outstanding shares of convertible preferred stock, stock options, warrants and other potential common stock. Computations of diluted net loss per share do not give effect to individual potential common stock for any period in which their inclusion would be anti-dilutive.

Statements of Cash Flows

The following table provides supplemental cash flow information:

	Years ended September 30,		
	2006	2005	2004
Supplemental cash flow information:			
Interest paid	$ 12,000	$ 12,000	$ 43,000
Non-cash financing and investing activities:			
Deemed preferred dividend on private placement	$1,000,000	$2,200,000	—
Expiration of warrants	$ 279,000	$ 133,000	—
Accrued preferred stock dividends	$ 310,000	$ 265,000	$ 271,000
Acquisition of equipment under capital lease	$ —	$ 68,000	—
Preferred stock coversion to common stock	$ 44,000	—	—
Beneficial conversion of Series H	$ 762,000	—	—

Note 2—Summary of Significant Accounting Policies

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R which requires companies to measure all employee stock-based compensation awards using a fair value method and record such expense in the Company's consolidated financial statements. The provisions of SFAS 123R are effective for the first annual reporting period that begins after June 15, 2005. The Company adopted this standard at the beginning of fiscal 2006 under the modified-prospective transition method. Under the modified-prospective method, awards that are granted, modified, repurchased or cancelled after the date of adoption should be measured and accounted for in accordance with SFAS 123R. Awards that are granted prior to the effective date should continue to be accounted for in accordance with SFAS 123 except that stock option expense for unvested options must be recognized in the income statement. Had the Company adopted SFAS 123R in prior periods, the Company believes the impact of that standard would have approximated the impact of SFAS 123 as described in the above "Stock Based Employee Compensation" disclosure of pro forma net income and earnings per share.

In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections*" (SFAS 154), which replaces Accounting Principles Board Opinion No. 20 "*Accounting Changes*" and FASB Statement No. 3, "*Reporting Accounting Changes in Interim Financial Statements*". SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005 and requires retrospective application to prior period financial statements of voluntary changes in accounting principle, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. The consolidated financial position, results of operations or cash flows will only be impacted by SFAS 154 if the Company implements a voluntary change in accounting principle or correct accounting errors in future periods.

In March 2005, the FASB issued Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations*" (FIN 47) which is effective for fiscal years ending after December 15, 2005 and is an interpretation of FASB Statement No. 143, "Accounting for Asset Retirement Obligations". FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the fair value of the liability can be reasonably estimated. The Company does not expect the adoption of FIN 47 to have a material impact on the consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, "*Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions*" (SFAS 153), as part of its short-term international convergence project with the International Accounting Standards Board (IASB). Under SFAS 153, nonmonetary exchanges are required to be accounted for at fair value, recognizing any gains or losses, if their fair value is determinable within reasonable limits and the transaction has commercial substance. SFAS 153 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS 153 to have a material impact on the consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "*Inventory Costs, an amendment of ARB No. 43, Chapter 4*" (SFAS 151), which adopts wording from the IASB's International Accounting Standard, "Inventories," in an effort to improve the comparability of cross-border financial reporting. The new standard indicates that abnormal freight, handling costs and wasted materials are required to be treated as current period charges rather than as a portion of inventory costs. Additionally, the standard clarifies that fixed production overhead should be allocated based on the normal capacity of a production facility. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS 151 to have a material impact on the consolidated financial position, results of operations or cash flows.

In February 2006, the FASB issued FAS 155, *"Accounting for Certain Hybrid Financial Instruments,"* an amendment of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("FAS 133") and Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* ("FAS 140"). With respect to FAS 133, FAS 155 simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates the interim guidance in Statement 133 Implementation Issue No. D1, *"Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,"* which provided that beneficial interests in securitized financial assets are not subject to the provision of FAS 133. With respect to FAS 140, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. We do not expect the adoption of FAS 155 to significantly affect our financial condition or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for us beginning October 1, 2007. We are in the process of determining the effect, if any, the adoption of FIN 48 will have on our financial statements.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements." FAS 157 defines fair value, established a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS 157 to significantly affect our financial condition or results of operations.

In September 2006, the FASB issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans-an Amendment of FASB Statements No. 87, 88, 106 and 132(R)." FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize the changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. FAS 158 is effective for us as of the end of the fiscal year ending after December 15, 2006. We do not expect the adoption of FAS 158 to significantly affect our financial condition or results of operations.

In September 2006, the SEC released SAB 108 to address diversity in practice regarding consideration of the effects of prior year errors when quantifying misstatements in current year financial statements. The SEC staff concluded that registrants should quantify financial statement errors using both a balance sheet approach and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 states that if correcting an error in the current year materially affects the current year's income statement, the prior period financial statements must be restated. SAB 108 is effective for fiscal years ending after November 15, 2006. We do not expect the adoption of SAB 108 to significantly affect our financial condition or results of operations.

In October 2006, the FASB issued FAS 123R-5, *"Amendment of FASB Staff Position FAS 123R-1,"* to address whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FAS 123R-1, *"Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. FAS 123(R)."* The provisions in FAS 123R-5 are effective for us in the quarter beginning January 1, 2007. We do not expect the adoption of FAS 123R-5 to significantly affect our financial condition or results of operations.

Note 3 – Spescom Ltd. Transactions and Related Parties

As of September 30, 2006 and 2005 there were 5,291 shares of Series F Convertible Preferred Stock with a stated value of $1,000 per share held by Spescom Ltd., the majority shareholder of the Company. The Series F Convertible Preferred Stock is convertible into common stock, at a stated conversion price of $0.45 per share subject to certain adjustments. The conversion is at the option of Spescom Ltd. through September 30, 2008. The outstanding Series F Convertible Preferred Stock is entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, payable on a quarterly basis in cash or common stock (valued on the basis of the average per share market value on the 30 trading days immediately prior to the date on which such dividend is declared by the Board of Directors). Unpaid dividends accrue interest at the rate of 8% per annum. As of September 30, 2006, unpaid dividends and accrued interest amounted to $794,000 and $93,000, respectively. As of September 30, 2005, unpaid dividends and accrued interest amounted to $529,000 and $39,000, respectively.

Related party liabilities consist of the following:

	September 30,	
	2006	2005
Payable to Spescom UK	$213,000	$213,000
Payable to Spescom Ltd	337,000	—
Payable to Spescom Ltd	$550,000	$213,000
Notes and accrued interest payable on demand - Spescom UK	$664,000	$615,000
Payable to Spescom Ltd	—	302,000
Notes and accrued interest payable to Spescom Ltd	$664,000	$917,000

The Company has two existing demand notes payable to Spescom Ltd. UK, a wholly owned subsidiary of Spescom Ltd., for $400,000 and $100,000, each bearing interest at the rate of 10% per annum. As of September 30, 2006 and 2005, the balance owed on the notes including interest was $680,000 and $615,000, respectively. Spescom Ltd. has agreed that it will not cause Spescom Ltd. UK to demand repayment of $664,000 under the two notes prior to October 1, 2007. Interest expense on the notes was $65,000 and $58,000 for the years ended September 30, 2006 and 2005, respectively. These notes are collateralized by a security interest in favor of both Spescom Ltd. and Spescom Ltd. UK in respect of all the Company's assets. In November 2005 the Company's wholly owned subsidiary, Spescom Software Ltd. agreed to guarantee certain loan obligations of Spescom Ltd. which totaled $3.2 million as of September 30, 2006. The proceeds of these loans had been used by Spescom Ltd. in prior years to provide working capital to the Company. The guarantee is secured by the assets of Spescom Software Ltd., which totaled $283,000 as of September 30, 2006. Subsequent to year end, Spescom Ltd. refinanced their bank loans and the guarantee was reduced to $1.2 million.

Under a royalty arrangement beginning in fiscal 2004, Spescom Ltd. resold the Company's software and maintenance services in South Africa. In February 2006 the royalty arrangement with Spescom Ltd. was terminated and the company entered into a new reseller arrangement with a third party company, DocQnet International, for the South African market. As part of the termination the Company assumed responsibility for the remaining maintenance obligations owed by Spescom

Ltd. to their customers. The deferred maintenance obligation assumed totaled $99,000 and was deducted from the payable balance owed by the Company to Spescom Ltd. Royalty revenue recognized under the royalty agreement with Spescom Ltd. for the years ended September 30, 2006, 2005 and 2004 were $117,000, $81,000 and $47,000, respectively. In September 2005, Spescom Ltd. performed certain marketing and business development projects for the Company along with assisting in raising working capital. Spescom Ltd. has agreed to defer payment for these services until after October 1, 2007. However, interest accrues on the balance owed at a rate of 11%. The total expense relating to these services was $302,000 for the year ended September 30, 2005 and there was no additional expense recorded for the fiscal year ended September 30, 2006. As of September 30, 2006, the total unpaid services and interest amounted to $302,000 and $35,000, respectively.

Prior to February 10, 2006, Spescom Ltd. UK provided certain administrative and accounting functions for the Company's United Kingdom subsidiary. The Company was billed a monthly fee by Spescom Ltd. UK for reimbursement of certain costs in the United Kingdom including the office facilities, all accounting and human resources services, and certain corporate marketing activities. As of February 10, 2006, Spescom Ltd. no longer provides these administrative or accounting functions and the Company's United Kingdom subsidiary has relocated to another facility. For the years ended September 30, 2006, 2005 and 2004 the administrative fees totaled $226,000, $605,000 and $588,000, respectively. The office rent included in the administrative fee totaled $132,000, $354,000 and $344,000, respectively, for the years ended September 30, 2006, 2005 and 2004. At September 30, 2006 and 2005, the Company had a payable to Spescom Ltd. UK of $213,000 at the end of each year. In 1999, as part of an agreement to sell a 60% interest in its United Kingdom subsidiary to Spescom Ltd., the lease for the United Kingdom office facility was to be assigned to Spescom Ltd. UK; however, the landlord did not grant its consent to the assignment and as such Spescom Ltd.UK has paid the lease for the entire office directly to the landlord. The lease expired on March 14, 2006. The landlord has claimed that the Company owes certain dilapidation payments under the lease. The Company has disputed such claims and believes there will be no material effect once resolved.

Since February 10, 2006 the Company has provided certain accounting functions at fair value for Spescom Ltd. UK. The Company has received compensation of $20,000 for the year ended September 30, 2006 for the accounting services rendered.

Spescom Ltd. and the Company have entered into a license agreement pursuant to which Spescom Ltd. has licensed to the Company the right to use the name "Spescom" and to use a trademark owned by Spescom Ltd. related to certain computer software. The Company will not pay any royalties to Spescom Ltd. in connection with this license. The license is for an indefinite term, but is terminable by either party upon 60 days prior written notice. Under the license agreement, Spescom Ltd. has agreed to indemnify and hold harmless the Company and its directors, officers, employees and agents against liabilities arising from any claim brought against the Company that alleges that Spescom Ltd.'s or the Company's use of the licensed trademark infringes the rights of any third party, provided that the Company is in material compliance with the provisions of the license agreement.

Note 4—Balance Sheet Information

	September 30,	
	2006	2005
Receivables, net:		
Receivables	$ 767,000	$ 603,000
Unbilled receivables	96,000	18,000
	863,000	621,000
Less: allowance for doubtful accounts	(9,000)	(8,000)
	$ 854,000	$ 613,000
Property and equipment, net:		
Computer equipment	$1,035,000	$1,011,000
Purchase software	252,000	326,000
Equipment under capital leases	148,000	150,000
Furniture & fixtures	73,000	73,000
Leasehold improvements	23,000	—
	1,531,000	1,560,000
Less accumulated depreciation & amortization	(1,400,000)	(1,392,000)
	$ 131,000	$ 168,000
Accrued liabilities		
Accrued vacation	$ 331,000	$ 300,000
Employee compensation and related expenses	326,000	261,000
Accrued dividends	46,000	—
Accrued severance	—	152,000
Customer deposits	327,000	274,000
Accrued audit and tax fees	121,000	144,000
Sales and VAT taxes payable	29,000	69,000
Accrued deferred rent	106,000	79,000
Other	160,000	128,000
	$1,446,000	$1,407,000

During the fourth quarter of fiscal 2005, the Company expensed $203,000 in general and administrative expense relating to one—time termination costs associated with severance for two of the Company's officers. The Company implemented the restructuring in an effort to focus the business on its historical core markets and to reduce expenses. The Company had paid $51,000 in severance in fiscal 2005 and the remaining balance of $152,000 in fiscal 2006.

Note 5 – Reconciliation of Net Loss and Shares Used in Per Share Computations:

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options, stock awards and shared performance stock awards using the "treasury stock" method. The components of basic and diluted earnings per share were as follows:

	Years ended September 30,		
	2006	2005	2004
Net income (loss) available for common shareholders	$(2,376,000)	$(6,049,000)	$ (223,000)
Common stock and common stock equivalents	36,876,000	34,941,000	34,016,000

For the years September 30, 2006, 2005 and 2004, shares totaling 4,883,000, 1,541,000 and 1,069,000, respectively, attributable to outstanding stock options, were excluded from the calculation of diluted earnings per share because the effect was antidilutive.

In September 2003, the Company issued an option to purchase 2,500,000 shares of common stock to an investment consulting firm involved in a private placement and the Company issued 5,291 shares of Series F Preferred Stock to Spescom

Ltd. and Spescom UK with a stated value of $1,000 per share which are convertible into the Company's common stock at a stated conversion price of $0.45 per share representing a total of 11,757,778 shares of common stock. Also in September 2003, the Company issued warrants to investors who participated in the private placement to purchase 1,008,335 shares of the Company's common stock. In November 2004 the Company issued 2,200 shares of Series G Preferred Stock along with certain warrants to purchase 2,197,000 shares of common stock. The stock options, warrants and convertible preferred stock were excluded from calculations of per share amounts, because their effect would be antidilutive for all periods.

Note 6 — Redeemable and Convertible Preferred Stock

October 2005 Private Placement

On October 25, 2005, the Company completed a private placement issuing 1,950 shares of Series H Convertible Preferred Stock ("Series H Preferred Stock") and warrants for the purchase of 925,926 common shares in exchange for cash of $500,000 and 1,450 shares of previously issued Series G Convertible Preferred Stock. The common stock warrants have an exercise price of $0.27 per share and expire October 25, 2008. In connection with this transaction, the 1,450 shares of Series G Convertible Preferred Stock then outstanding were cancelled by the Company. Expenses relating to the transaction totaled $64,000 primarily relating to legal and accounting fees. In accordance with EITF 00-27 "Application of Issue No 98-5 to Certain Convertible Instruments," the Company calculated, using the Black—Scholes method, the intrinsic value of the convertible instruments issued and determined that there was a deemed preferred dividend equal to the gross proceeds received of $500,000. In March 2006 the Company completed a private placement exchanging all of the Series H Preferred Stock for Series I Convertible Preferred Stock. See March 2006 Private Placement below.

The shares of Series H Preferred Stock issued were convertible into common stock at the conversion rate in effect at the time of conversion. The conversion price per share of the Series H Preferred Stock was equal to 85% of the market price (the volume weighted average price of the Company's common stock during the 5 immediately preceding trading days), provided that in no event shall the conversion price exceed a ceiling price of $0.40 per share, or be less than a floor price which varies with the aggregate gross revenues of the Company during the last four fiscal quarters for which revenues have been reported by the Company prior to such time, but which will not be lower than $0.0725 per share and not higher than $0.16 per share. The Series H Preferred Stock accrued dividends at 6.75% of the stated value of $1,000 per share per annum. On March 31, 2006 the Company issued 325,966 shares of common stock in payment of declared Series H Preferred Stock dividends of $44,000 based on a fair market value of $0.13 per share.

The terms of the October 2005 financing also provided for a second closing to have occurred no later than January 20, 2006, under which the Company would issue an additional 500 shares of Series H Preferred Stock and additional warrants for the purchase of 925,926 common shares in exchange for cash of $500,000. The obligations of the purchasers to consummate the second closing were subject to certain conditions, including that the closing price of the Company's common stock would be $0.16 or greater for 20 consecutive trading days. This stock price condition was not satisfied and the second closing was not completed.

March 2006 Private Placement

On March 10, 2006, the Company completed a private placement issuing 2,450 shares of Series I Convertible Preferred Stock ("Series I Preferred Stock") and warrants, expiring March 10, 2009, to purchase 925,926 shares of common stock at $0.27 per share in exchange for cash $500,000 and 1,950 shares of the Company's Series H Convertible Preferred Stock, which have been cancelled. Expenses relating to the transaction totaled $98,000 primarily relating to legal and accounting fees. In accordance with EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments," the Company calculated, using the Black—Scholes method, the intrinsic value of the convertible instruments issued and determined that there was a deemed preferred dividend equal to the gross proceeds received of $500,000. Pursuant to the terms of the financing, the Company filed a registration statement on April 7, 2006 for the common shares issuable under the Series I Preferred Stock and related warrants, which became effective on July 10, 2006.

Each share of Series I Preferred Stock is convertible into a number of shares of common stock determined by dividing $1,000 by the conversion price per share in effect at the time of conversion. The conversion price per share is equal to 85% of the market price (the volume-weighted average price of the Company's common stock during the 5 immediately preceding trading days, subject to adjustment), provided that in no event shall the conversion price exceed a ceiling price of $0.21 per share, or be less than a floor price of $0.0725 per share.

Under the terms of the Series I Preferred Stock, if the Company has not entered into a binding agreement to consummate a consolidation, merger, reclassification of the stock of the Company (subject to certain exceptions), or disposition of all or substantially all of the assets of the Company on or before April 30, 2006, the holders of Series I Preferred Stock may, by the vote not later than December 31, 2006 of at least two-thirds of the then-outstanding shares of Series I Preferred Stock, elect to have all of the outstanding shares of Series I Preferred Stock redeemed by the Company. Upon such election, the Company would be obligated to redeem the Series I Preferred Stock at an amount equal to $1,000 per share plus all declared but unpaid dividends. In the event that the holders of Series I Preferred Stock exercise their redemption right but the Company does not have sufficient funds available to redeem the Series I Preferred Stock in accordance with applicable law, the holders of Series I Preferred Stock as a class will be entitled to elect the smallest number of directors of the Company constituting a majority of the authorized number of directors. As of April 30, 2006 the Company had not entered into a binding agreement to consummate a consolidation, merger, reclassification of the stock of the Company or disposition of all or substantially all of the assets of the Company; presently, however, the holders of the Series I Preferred Stock have not taken any action in regard to their rights under these terms. In the event the holders of the Series I Preferred Stock exercise their redemption right, the Company would not have sufficient funds available to redeem the Series I Preferred Stock and those holders would be entitled to elect a majority of the authorized directors of the Company. In this event, those holders, through their majority control of the Board of Directors, would be able to control or (with respect to matters requiring shareholder approval) exert significant influence over all matters affecting the Company. Under FAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and EITF D-98 "Classification and Measurement of Redeemable Securities" and since a binding agreement was not entered into by April 30, 2006, the Company has reclassified the fair value of the Series I Preferred Stock to liabilities as of September 30, 2006 as the Company may be obligated to repay all the proceeds received.

Each holder of Series I Preferred Stock is entitled to a liquidation preference equal to the greater of (i) $1,000 per share plus declared but unpaid dividends per share and (ii) the amount such holder would be entitled to receive had such holder's shares been converted into shares of common stock immediately prior to the distribution in accordance with the terms of the Series I Preferred Stock. Commencing on the issuance date of the Series I Preferred Stock, the Series I Preferred Stock is entitled to receive dividends of 6.75% of the stated value of $1,000 per share per annum, only payable until the registration statement for the common stock underlying the Series I Preferred Stock is declared effective by the Securities and Exchange Commission. That registration statement was declared effective by the Securities and Exchange Commission on July 10, 2006.

Series G Convertible Preferred Stock

On November 5, 2004, the Company completed a financing arrangement whereby the Company issued 2,200 shares of our Series G Convertible Preferred Stock ("Series G Preferred Stock") along with 2,750,000 common stock warrants for gross proceeds of $2,200,000. The Series G Preferred Stock is convertible into common stock at a price equal to 85% of the volume weighted average price of the Company's common stock during the five trading days immediately preceding the conversion date; however, the conversion price can be no higher than $0.40 per share and no lower than $0.30 per share. The 2,750,000 warrants have an exercise price of $0.44 per share and expire November 5, 2007. The Company incurred $450,000 in expenses related to the transaction and issued 825,000 common stock warrants to an investment consulting firm. The 825,000 warrants were comprised of 550,000 warrants with an exercise price of $0.40 per share which expire November 5, 2009 and 275,000 warrants which have an exercise price of $0.44 which expire on November 5, 2007. In connection with the financing, the Company recorded a beneficial conversion of $2,200,000 on the Series G Preferred Stock as a deemed dividend for the year ended September 30, 2005. The Company recorded the value of the Series G Preferred Stock equal to the gross proceeds of $2,200,000 while the fair value of the warrants was determined to be $1,197,000 computed using a Black-Scholes model. In connection with the beneficial conversion the Company recorded a net increase of $552,000 in common stock after transaction costs.

The Series G Preferred Stock is entitled to a liquidation preference equal to $1,000 per share, plus declared but unpaid dividends per share. Commencing on the issuance date of the Series G Preferred Stock the Series G Preferred Stock was entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, only payable until the registration statement for the common stock underlying the Series G Preferred Stock was declared effective by the Securities and Exchange Commission ("SEC"). On March 22, 2005 the SEC declared the registration statement effective. Thus the Series G Preferred Stock is no longer entitled to dividends. During the year ended September 30, 2005, the Company issued 82,050 shares of common stock with a value of $37,000 as a dividend on the Series G Preferred Stock. The $37,000 was recorded as a cumulative preferred dividend for the year ended September 30, 2005.

In 2005, 750 shares of the Series G Preferred Stock with a value of $750,000 were converted into 2,428,000 shares of common stock. In November 2005 the remaining 1,450 shares of Series G Preferred Stock were exchanged for Series H Convertible Preferred Stock as part of a private placement (see Note 6).

Series F Convertible 5% Preferred Stock

On September 30, 2003, the Company issued 5,291 shares of Series F Convertible Preferred Stock (the "Series F Preferred Stock") with a stated value of $1,000 per share in consideration of the cancellation of $5,291,000 of its debt owed to Spescom Ltd. and its subsidiary (See Note 3). The Series F Preferred Stock is convertible into the Company's common stock at a stated conversion price of $0.45 per share, subject to certain adjustments to prevent dilution, representing a total of 11,757,778 shares of the Company's common stock. Such conversion may occur at the option of the holder until September 30, 2008. On that date, any outstanding Series F Preferred Stock not previously converted will be converted automatically.

The Series F Preferred Stock is entitled to a liquidation preference equal to $1,000 per share, plus accrued but unpaid dividends per share and interest on all accrued but unpaid dividends. The Series F Preferred Stock is also entitled to receive dividends of 5% of the stated value of $1,000 per share per annum, payable on a quarterly basis in cash or common stock (valued on the basis of the average per share market value on the 30 trading days immediately prior to the date on which such dividend is declared by the Board of Directors). Unpaid dividends accrue interest at the rate of 8% per annum. As of September 30, 2006 and 2005, unpaid dividends were $794,000 and $529,000, respectively and related accrued interest amounted to $93,000 and $38,000, respectively. As part of the transaction, Spescom Ltd. and its U.K. subsidiary received certain demand and piggyback registration rights with respect to the common stock underlying the Series F Preferred Stock. The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock which the Series F Preferred Stock is entitled to upon conversion on all matters submitted to the vote of the holders of common stock, and shall vote as a class with the holders of common stock. In a change of control, merger or sale, the Series F Preferred Stock holders would preserve their conversion rights and would be entitled to the same number and amount of shares immediately prior to such transaction.

Note 7—Shareholders' Deficit

November 2004 Private Placement

On November 5, 2004, the Company completed a financing arrangement whereby the Company issued 2,200 shares of our Series G Preferred Stock along with 2,750,000 common stock warrants for gross proceeds of $2,200,000. The Series G Preferred Stock was convertible into common stock at a price equal to 85% of the volume weighted average price of the Company's common stock during the five trading days immediately preceding the conversion date; however, the conversion price could be no higher than $0.40 per share and no lower than $0.30 per share. The 2,750,000 warrants have an exercise price of $0.44 per share and expire November 5, 2007. The Company incurred $418,000 in expenses related to the transaction and issued 825,000 common stock warrants to an investment consulting firm. The 825,000 warrants were comprised of 550,000 warrants with an exercise price of $0.40 per share which expire November 5, 2009 and 275,000 warrants with an exercise price of $0.44 per share which expired on November 5, 2007. In connection with the financing, the Company recorded a beneficial conversion of $2,200,000 on the Series G Preferred Stock as a deemed dividend for the three months ended December 31, 2004. During fiscal 2005, 750 shares of the Series G Preferred Stock were converted into 2,428,000 shares of common stock. As part of the private placement in October 2005 the Company exchanged the 1,450 remaining shares of Series G Preferred Stock for 1,450 shares of Series H Preferred Stock. Those 1,450 shares of Series H Preferred Stock were exchanged for Series I Preferred Stock in March 2006. The shares of the Series G and H Preferred Stock have been cancelled by the Company. (See Note 6)

Issuance of Warrants to Investor Relations Firm

During November 2005, the Company entered into a six-month engagement with an investment relations firm to develop and implement a marketing program to promote financial market and investor awareness for the Company. Under the engagement agreement, the investor relations firm was entitled to receive, every month the agreement is effective, a warrant, expiring three years from the date of issuance, to purchase 50,000 shares of the Company's common stock at an exercise price of $0.10 per share for a total of 300,000 shares over the six-month contract. In addition, the investment relations firm was entitled under the agreement to a one time performance warrant to purchase 500,000 shares of the Company's common stock at $0.25 per share, which would vest if, during the term of the agreement, the volume weighted-average price of the

Company's common stock were to exceed $0.50 for five consecutive days. On March 31, 2006, the Company issued to the investor relations firm a warrant, expiring on the third anniversary of its date of issuance, for the purchase of 300,000 shares of the Company's common stock at an exercise price of $0.10 per share. The investor relations firm agreed to accept that warrant for 300,000 shares in lieu of all of the warrants issuable to the investor relations firm as monthly compensation during the six-month term of the agreement and in lieu of the performance warrant. Under EITF 96-19 the fair value of the warrant to purchase 300,000 shares of common stock was determined to be $39,000 and has been expensed ratably over the six month term of the engagement agreement.

Private Placement

In August 2003, the Company issued a vested three-year option to purchase 1,000,000 shares of the Company's common stock at $0.22 that expires on August 15, 2006 to an investment consulting firm upon completion of a private placement of at least $600,000. In September 2003, the Company completed a private placement of 3,025,000 shares of common stock with accredited investors resulting in gross proceeds to the Company of $605,000. After expenses, net proceeds to the Company totaled $583,000. In connection with the private placement the investors received 1,008,335 warrants to purchase shares of common stock on a one for one basis at $0.20 per share. The warrants were originally due to expire on August 31, 2005, but the Company extended for one year in August 2005 as discussed under "Warrants" below. The investment consulting firm received an additional option to purchase 1,500,000 shares of common stock at $0.22 per share which would have vested if the Company consummates a transaction with investors introduced by the firm that provided the Company with at least $2,400,000 in additional investment capital. The warrants and option expired in August 2006.

Common Stock for Services

In September 2003, the Company entered into a six-month agreement with a new public relations firm. In connection with this agreement 90,000 shares of fully-paid non-assessable stock, valued at $0.51 per share or $45,000, was part of the compensation to the firm for its services to the Company. In March 2004, the Company renewed the agreement for an additional six-month period. In connection with this renewal, 75,000 shares of fully-paid non-assessable stock, valued at $0.38 per share or $28,000 were issued as part of the compensation to the firm for services to the Company.

Warrants

In September 2003, warrants were issued to investors to purchase 1,008,335 shares of the Company's common stock at an exercise price of $0.20 per share in conjunction with a private placement of accredited investors. During 2005 warrants to purchase 90,833 shares of common stock were exercised. The warrants were originally issued with an expiration date of August 31, 2005. All warrants were recorded based on their fair value at date of issuance determined using a Black-Scholes model. In August 2005, the Company extended the life of the warrants one year to August 31, 2006 and increased the exercise price of warrants from $0.20 to $0.30 per share. As a result of extending the life of the warrants and in accordance with FIN 44, the Company remeasured the value of the warrants and recorded an expense of $147,000 in the 4th quarter of fiscal 2005 and the warrants expired unexercised on August 31, 2006.

Warrants for services

During November 2005, the Company entered into a six-month engagement with an investment relations firm to develop and implement a marketing program to promote financial market and investor awareness for the Company. Under the engagement agreement, the investor relations firm was entitled to receive, every month the agreement is effective, a warrant, expiring three years from the date of issuance, to purchase 50,000 shares of the Company's common stock at an exercise price of $0.10 per share for a total of 300,000 shares over the six-month contract. In addition, the investment relations firm was entitled under the agreement to a one time performance warrant to purchase 500,000 shares of the Company's common stock at $0.25 per share, which would vest if, during the term of the agreement, the volume weighted-average price of the Company's common stock were to exceed $0.50 for five consecutive days. On March 31, 2006, the Company issued to the investor relations firm a warrant, expiring on the third anniversary of its date of issuance, for the purchase of 300,000 shares of the Company's common stock at an exercise price of $0.10 per share. The investor relations firm agreed to accept that warrant for 300,000 in lieu of all of the warrants issuable to the investor relations firm as monthly compensation during the six-month term of the agreement and in lieu of the performance warrant. Under EITF 96-19 the fair value of the warrant to purchase 300,000 shares of common stock was determined to be $39,000 and has been expensed ratably over the six month term of the engagement agreement.

On November 4, 2004, the Company issued to a public relations firm warrants to purchase 1,000,000 shares of its common stock at $0.40 per share, expiring November 3, 2007. The warrants vest and become exercisable as follows: (i) 500,000 warrants vest on the date that the average of the last sale price of the Company's stock on the OTC Bulletin Board for the ten trading days immediately preceding such date (the "Market Price") exceeds $0.60 per share, (ii) 250,000 warrants vest on the date that the Market Price exceeds $0.70 per share, and (iii) the remaining 250,000 warrants vest on the date that the Market Price exceeds $0.80 per share. The fair value of the warrants, which was determined to be $30,000, was recognized ratably over the six months of the service agreement.

Common Stock Options

In April 1996, the Company adopted its 1996 Stock Incentive Plan (the "1996 Plan"). The 1996 Plan was administered by either the Board of Directors or a committee designated by the Board to oversee the plan. On January 30, 2004 at the stockholder's meeting a motion was approved to increase the authorized shares by 3,000,000 from 2,425,000 for the maximum number of shares of Common Stock to be issued were 5,425,000, under the 1996 plan. As of September 30, 2006, options to purchase 4,454,750 shares are outstanding and there are not shares available for grant as the 1996 Plan expired on March 31, 2006.

The option vesting period under the plan was determined by the Board of Directors or a Stock Option Committee and usually provided that 25% of the options granted were exercisable 90 days from the date of grant, and thereafter, those options vest and become exercisable in additional cumulative annual installments of 25% commencing on the first anniversary of the date of grant. Options granted are generally due to expire upon the sooner of ten years from date of grant, thirty days after termination of services other than by reason of convenience of the Company, three months after disability, or one year after the date of the option holder's death. The option exercise price is equal to the fair market value of the common stock on the date of grant. Options granted to employees under the 1996 Plan were either incentive stock options or nonqualified options. Only nonqualified options were granted to nonemployee directors.

The following table summarizes information about employee stock options outstanding:

	Years ended, September 30,					
	2006		2005		2004	
	Shares	Weighted average exercise price	Shares	Weighted average exercis e price	Shares	Weighted average exercise price
Outstanding at beginning of year	4,856,000	$ 0.30	5,090,750	$ 0.31	4,635,750	$ 0.31
Options granted	2,194,000	0.12	150,000	0.23	620,000	0.35
Options exercised	—	—	(74,000)	0.14	$ (56,000	0.24
Options forfeited	(2,595,250)	0.19	(310,750)	0.42	$ (109,000	0.65
Outstanding at end of year	4,454,750	$ 0.28	4,856,000	$ 0.3(	5,090,750	$ 0.31
Options exercisable at end of year	3,410,000		3,758,000		3,054,000	
Weighted average fair value of options during the year	$ 0.3?		$ 0.3(		$ 0.31	

The following table summarizes information about employee stock options outstanding at September 30, 2006:

	Options Outstanding					Options Exercisable		
Range of Exercise prices	Number outstanding at September 30, 2006	Weighted average remaining contractual life		Weighted Average exercise price	Number exercisable at September 30, 2006		Weighted average exercise price
$0.11 to $0.110	80,000	9.24 years	$	0.11	20,000	$	0.11
$0.130 to $0.130	1,150,250	9.50 years	$	0.13	288,500	$	0.13
$0.140 to $0.180	530,000	6.02 years	$	0.16	530,000	$	0.16
$0.210 to $0.210	1,370,000	6.87 years	$	0.21	1,370,000	$	0.21
$0.250 to $0.330	132,000	3.30 years	$	0.27	124,500	$	0.26
$0.350 to $0.350	461,000	7.28 years	$	0.35	354,000	$	0.35
$0.370 to $0.562	491,750	4.06 years	$	0.52	483,000	$	0.53
$0.625 to $1.875	236,000	3.57 years	$	1.05	236,000	$	1.05
$5.94 to $5.94	750	0.16 years	$	5.94	750	$	5.94
$6.380 to $6.380	3,000	0.26 years	$	6.38	3,000	$	6.38
$0.110 to $6.380	4,454,750	6.94 years	$	0.28	3,409,750	$	0.32

Note 8 - Income Taxes:

Deferred tax assets and liabilities are comprised of the following:

	September 30, 2006	September 30, 2005
Deferred Tax assets:		
Net operating loss carryforwards	$11,727,000	$11,877,000
Research and development costs	404,000	372,000
Depreciation and amortization	61,000	78,000
Deferred revenue	794,000	800,000
Accruals	137,000	134,000
Credits	274,000	274,000
Other	1,000	8,000
Total deferred tax assets	13,398,000	13,543,000
Less valuation allowance	(13,398,000)	(13,543,000)
Net deferred tax assets	$ —	$ —

The Company has recorded a valuation allowance amounting to the entire net deferred tax asset balance due to its lack of a history of earnings, possible limitations on the use of carryforwards, and the expiration of certain of the net operating loss carryforwards ("NOL") which gives rise to uncertainty as to whether the net deferred tax asset is realizable. The valuation allowance decreased by $145,000 during the year ended September 30, 2006. Internal Revenue Code Section 382 and similar California rules place a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than a 50% change in ownership).

As a result of these provisions, utilization of the NOL may be limited. There were no significant differences from the Company's total provision for income taxes as compared to applying the statutory foreign and U.S. federal income tax rates for the years ended September 30, 2006, 2005 and 2004.

The Company has NOL carryforwards of $32,993,000 and $5,765,000 for federal and state tax purposes, respectively, which expire over the years 2007 through 2024. Effective September 11, 2002, pursuant to California revenue and tax code section 24416.3, no net operating loss deduction would be allowed for any taxable year beginning on or after January 1, 2002, and before January 1, 2004. For any suspended losses, the carryover period would be extended by one year for losses incurred in tax year beginning on or after January 1, 2002, and before January 1, 2003; and by two years for losses incurred in taxable years beginning before January 1, 2002. The Company has investment and research activity credit carryforwards aggregating $274,000, which will substantially expire in 2009 and 2010.

Note 9—Segment and Geographic Information

The Company has one business segment, which consists of the development and sale of a suite of integrated document, configuration and records management software product.

Revenues for the years ended September 30, 2006, 2005 and 2004, by customer location are as follows:

	2006	2005	2004
United States	$4,521,000	$2,960,000	$4,706,000
Europe, primarily United Kingdom	2,319,000	2,583,000	4,112,000
Other International	166,000	282,000	184,000
	$7,006,000	$5,825,000	$9,002,000

Information by geographic location for the years ended September 30, 2006, 2005 and 2004, are as follows:

	United States	Europe and other	Corporate Research and Development	Consolidated
2006				
Revenues	$4,687,000	$2,319,000	$ —	$7,006,000
Operating income (loss)	(17,000)	297,000	(1,058,000)	(778,000)
Identifiable assets	1,440,000	283,000	—	1,723,000
2005				
Revenues	$3,162,000	$2,663,000	$ —	$5,825,000
Operating income (loss)	(1,869,000)	(537,000)	(852,000)	(3,258,000)
Identifiable assets	1,300,000	345,000	—	1,645,000
2004				
Revenues	$4,883,000	$4,119,000	$ —	$9,002,000
Operating income (loss)	1,630,000	(51,000)	(1,393,000)	1,860,000
Identifiable assets	973,000	457,000	—	1,430,000

A majority of the Europe and other revenues and operating income (loss) and all of the identifiable assets are attributable to the Company's subsidiary in the United Kingdom. The Europe and other segment includes revenues from Network Rail that totaled 8%, 16% and 15% of the Company's consolidated revenues for the years ended September 30, 2006, 2005 and 2004, respectively. The United States segment includes revenues from Constellation Energy Group that totaled 14%, 4% and 15% of the Company's consolidated revenues for the years ended September 30, 2006, 2005 and 2004, respectively. Research and development is performed both in the United States and Europe for the benefit of the entire Company and has not been separately allocated to geographic regions.

Note 10—Long Term Obligations and Commitments

The Company leases equipment and office space under non-cancelable operating and capital leases with terms through September 2011. Annual future minimum payments under capital and operating leases as of September 30, 2006 are as follows:

	Operating Leases	Capital Leases
2007	$ 337,000	$ 47,000
2008	341,000	18,000
2009	322,000	—
2010	82,000	—
Thereafter	27,000	—
Total minimum payments	$1,109,000	65,000
Less amount representing interest		(5,000)
Present value of future minimum payments		60,000
Less current portion		(44,000)
Long-term portion		$ 16,000

Rent expense for the Company's principal office for the years ended September 30, 2006, 2005 and 2004 was $231,000, $232,000 and $223,000 respectively. Cost of equipment under capital leases at September 30, 2006 and 2005 was $148,000 and $150,000, respectively, with accumulated depreciation of $79,000 and $46,000, respectively. Payments for equipment under capital leases, including interest at September 30, 2006 and 2005 were $50,000 and $42,000, respectively. Accumulated depreciation of equipment under capital leases at September 30, 2006 and 2005 was $79,000 and $46,000, respectively.

Note 11—Contingencies

The Company's contingencies included the usual obligations of a software company and may include from time to time in litigation arising in the normal course of business. Management believes that any liability with respect to such matters or routine litigation if any, individually or in the aggregate, is not likely to be material to the Company's consolidated financial position or results of operations.

Note 12—Quarterly Results of Operations (Unaudited)

	Fiscal 2006 Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
Revenues	$ 1,832,000	$ 2,060,000	$ 1,533,000	$ 1,581,000
Gross profit	$ 1,170,000	$ 1,267,000	$ 913,000	$ 962,000
Net income (loss)	$ (179,000)	$ (102,000)	$ (442,000)	$ (299,000)
Deemed preferred dividends	$ (500,000)	$ (500,000)	$ —	$ —
Cumulative preferred dividends	$ (88,000)	$ (98,000)	$ (97,000)	$ (71,000)
Net income (loss) available to common shareholders	$ (767,000)	$ (700,000)	$ (539,000)	$ (370,000)
Basic net income (loss) per common share	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
Diluted net income (loss) per common share	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
Shares used in computing basic and diluted net income (loss) per common share	36,819,000	36,895,000	36,895,000	36,895,000

	Fiscal 2005 Three Months Ended			
	December 31,	March 31,	June 30,	September 30,
Revenues	$ 1,653,000	$ 1,673,000	$ 1,297,000	$ 1,202,000
Gross profit	$ 995,000	$ 989,000	$ 720,000	$ 683,000
Net income (loss)	$ (604,000)	$ (508,000)	$ (868,000)	$(1,568,000)
Deemed preferred dividends	$(2,200,000)	$ —	$ —	$ —
Cumulative preferred dividends	$ (83,000)	$ (86,000)	$ (66,000)	$ (66,000)
Net income (loss) available to common shareholders	$(2,887,000)	$ (594,000)	$ (934,000)	$(1,634,000)
Basic net income (loss) per common share	$ (0.08)	$ (0.02)	$ (0.03)	$ (0.04)
Diluted net income (loss) per common share	$ (0.08)	$ (0.02)	$ (0.03)	$ (0.04)
Shares used in computing basic and diluted net income (loss) per common share	34,159,000	34,215,000	35,022,000	36,370,000

Note 13—Subsequent Events

On October 10, 2006 the Company announced that it signed a $2 million technology licensing contract with an engineering IT solutions and services company, AVEVA Solutions Limited. The contract dated October 2, 2006 includes a non-exclusive perpetual license for the underlying technology of the Company's eB product suite, source code and sub-licensing rights subject to certain restrictions through March 2008, and an option for consulting services.

The license fee is payable in two installments, $1.2 million immediately and $800,000 upon acceptance of certain agreed upon product enhancements that were delivered in November 2006. The $1.2 million was received in October 2006.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROLS AND PROCEDURES.

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of September 30, 2006. Based upon that evaluation, we have concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting within the time periods specified in the SEC's rules and forms material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

During the fourth quarter of fiscal 2006, there were no changes in the Company's internal control over financial reporting or in other factors that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in the Proxy Statement for the 2007 Annual Meeting of Stockholders set forth under the captions "Directors and Executive Officers" is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in the Proxy Statement for the 2007 Annual Meeting of Stockholders set forth under the captions "Executive Officer Compensation" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth under the caption "Certain Relationships and Related Transactions" of the Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the caption "Principal Accountant Fees and Services" of the Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENT SCHEDULES

(a) **Financial Statements, Schedules, and Exhibits**

(1) **Financial Statements:**

(2) **Financial Statement Schedules:**

Schedule II—Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) **Exhibits**

3.1 Restated Articles of Incorporation of Spescom Software Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-K filed on December 6, 2004).

3.2 Registrant's Bylaws, as amended (incorporated by reference from previous filings with the Securities and Exchange Commission)

4.1 Specimen certificate of Common Stock (incorporated by reference from previous filings with the Securities and Exchange Commission)

4.2 Certificate of Determination of Series F Convertible Preferred Stock of Altris Software, Inc., dated September 29, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed on October 10, 2003).

4.3 Certificate of Determination of Series I Convertible Preferred Stock of Spescom Software Inc., dated March 9, 2006 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 16, 2006).

4.4 Registration Rights Agreement by and among Altris Software, Inc. and certain shareholders, dated August 31, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed on October 1, 2003).

4.5 Registration Rights Agreement by and among Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed on October 10, 2003).

4.6 Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 12, 2004).

4.7 Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 31, 2005).

4.8	Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on March 16, 2006).
4.9	Warrant to Purchase Common Stock issued to Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 12, 2004).
4.10	Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated November 5, 2004 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 12, 2004).
4.11	Warrants to Purchase Common Stock issued to Trilogy Capital Partners, dated November 4, 2004 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 12, 2004).
4.12	Warrant to Purchase 550,000 shares of Common Stock of Spescom Software Inc. issued to Cappello Capital Corp (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 28, 2005).
4.13	Warrant to Purchase 275,000 shares of Common Stock of Spescom Software Inc. issued to Cappello Capital Corp (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on January 28, 2005).
4.14	Warrant to Purchase Common Stock issued to M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on October 31, 2005).
4.15	Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated October 25, 2005 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on October 31, 2005).
4.16	Warrant to Purchase Common Stock issued to M.A.G. Capital, LLC, dated March 10, 2006. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on March 16, 2006.)
4.17	Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated March 10, 2006 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on March 16, 2006).
4.18	Warrant to Purchase Common Stock issued to Mercator Momentum Fund III, L.P., dated March 10, 2006 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on March 16, 2006).
4.19	Warrant to Purchase Common Stock issued to Liolios Group, Inc., dated March 31, 2006 (incorporated by reference to Exhibit 4.22 to the Form S-1 filed on April 7, 2006)
10.1	10% promissory note due upon demand in principal amount of $400,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on March 15, 2002 (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002).
10.2	10.0% promissory note due upon demand in principal amount of $500,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on April 19, 2002 (incorporated by reference to Exhibit 10.34 to the Form 10-Q filed on August 14, 2002).
10.3	Security Agreement between Altris Software, Inc. and Spescom Limited, a United Kingdom corporation, and Spescom Limited, a South African corporation, dated February 15, 2002 (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed on May 15, 2002).
10.4	Security Agreement dated March 15, 2002 between Altris Software, Inc., a California corporation, and Spescom Limited, a United Kingdom corporation (incorporated by reference to Exhibit 10.32 to the Form 10-Q filed on May 15, 2002).

10.5	Pledge Agreement dated March 15, 2002 by and between Altris Software, Inc., a California corporation, Spescom Limited, a United Kingdom corporation, and Solomon Ward Seidenwurm & Smith, LLP (incorporated by reference to Exhibit 10.33 to the Form 10-Q filed on May 15, 2002).
10.6	Debt Conversion Agreement by and between Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed on October 10, 2003).
10.7	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 12, 2004).
10.8	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibits 10.1 to the Form 8-K filed on October 31, 2005).
10.9	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8 K filed on March 16, 2006).
10.10	Public Relations Agreement Between Liolios Group, Inc. and the Company dated November 15, 2005 (incorporated by reference to Exhibit 4.17 to the Form 10-K filed on January 4, 2006).
10.11	Letter Amendment to Public Relations Agreement between Liolios Group, Inc. and the Company, dated March 31, 2006 (incorporated by reference to Exhibit 4.21 to the Form S-1 filed on April 7, 2006).
10.12	Letter of guarantee between Spescom Software Limited and Absa Bank Limited, dated November 9, 2005 (incorporated by reference to Exhibit 10.14 to the Form 10-K filed on January 4, 2006).
10.13	Source Code License between Spescom Software Inc. and Aveva Solutions Limited, dated October 2, 2006.
10.14	Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on April 5, 2004).
10.15	Form of Incentive Stock-Option Agreement, Non-Statutory Stock-Option Agreement and Restricted Stock Option Agreement under Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Form 10-K filed March 31, 1997).
10.16	Lease between Rowlandson Properties Limited and Spescom Software Limited, dated February 10, 2006 (incorporated by reference to Exhibit 10.20 to the Form S-1 filed on April 7, 2006).
10.17	Retention Agreement between the Company and Keith Stentiford, dated May 3, 2006 (incorporated by reference to Exhibit 10.8 to the Form 10-Q filed on May 15, 2006).
10.18	Retention Agreement between the Company and John W. Low, dated April 27, 2006 (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed on May 15, 2006).
10.19	Retention Agreement between the Company and Glenn Cox, dated April 25, 2006 (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on May 15, 2006).
10.20	Retention Agreement between the Company and Pierre DeWet, dated April 26, 2006 (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed on May 15, 2006).

10.21	Retention Agreement between the Company and Alan Kiraly, dated April 25, 2006 (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed on May 15, 2006).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Form 10-K filed on December 20, 2002).
23.1	Consent of Singer Lewak Greenbaum and Goldstein LLP
31.1	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on December 22, 2006.

Spescom Software Inc.

By: /s/ Alan Kiraly
Alan Kiraly
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alan Kiraly Alan Kiraly	Director and Chief Executive Officer (Principal Executive Officer)	December 22, 2006
/s/ John W. Low John W. Low	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	December 22, 2006
/s/ D. Ross Hamilton D. Ross Hamilton	Director	December 22, 2006
/s/ Hilton Isaacman Hilton Isaacman	Director	December 22, 2006
/s/ James Myers James Myers	Director	December 22, 2006
/s/ Larry D. Unruh Larry D. Unruh	Director	December 22, 2006
/s/ Michael Silverman Michael Silverman	Director	December 22, 2006

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

SPESCOM SOFTWARE INC.

	Column A	Column B	Column C	Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts—Describe	Deductions—Describe	Balance at End of Period
Year ended September 30, 2006					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,000	$ 1,000(b)			$ 9,000
Allowance for deferred tax benefit	$13,543,000		$ 196,00((c)	$ (341,000)(d)	$13,398,000
Year ended September 30, 2005					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 83,000			$ (75,000)(a)	$ 8,000
Allowance for deferred tax benefit	$14,822,000		$ 1,061,00((c)	$(2,340,000)(d)	$13,543,000
Year ended September 30, 2004					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 78,000	$ 5,000(b)			$ 83,000
Allowance for deferred tax benefit	$14,004,000		$ 818,00((c)		$14,822,000

(a) Reduction in allowance for doubtful accounts based on history of minimal bad debt.

(b) Addition to allowance due to increase in foreign currency exchange rates.

(c) Valuation allowance against benefit recorded

(d) Expiration of net operating loss carryforwards.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
Amendment No. 1

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended September 30, 2006

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number 0-15935

SPESCOM SOFTWARE INC.
(Exact name of registrant as specified in its charter)

California	**95-3634089**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
10052 Mesa Ridge Court, Suite 100 **San Diego, CA**	**92121**
(Address of principal executive offices)	(Zip Code)

(858) 625-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12 (g) of the Act:
Common Stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☐

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. . ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

The aggregate market value of the voting and non-voting common equity on March 31,2006, (the last business day of the Registrant's most recently completed second fiscal quarter) held by non-affiliates* of the Registrant, based upon the last price reported on the OTC Bulletin Board on such date was $4,796,296.

The number of shares outstanding of the Registrant's Common Stock at the close of business on January 25, 2007 was 37,144,494.

---

* Without acknowledging that any individual director of Registrant is an affiliate, all directors have been included as affiliates with respect to shares owned by them.

EXPLANATORY NOTE:

The registrant hereby amends its Annual Report on Form 10-K for the year ended September 30, 2006 to include Part III of Form 10-K, to the extent such information was not previously included in the Annual Report on Form 10-K, as set forth below. This amendment also attaches Exhibit 31.1, 31.2, 32.1 and 32.2. Items in the Annual Report on Form 10-K not referenced below are not amended, and this amendment does not reflect events occurring after the original filing of the Annual Report on Form 10-K, or modify or update those disclosures as presented in the Form 10-K except to the extent set forth herein. Items referenced herein are amended as set forth below.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Executive Officers

The following table and discussion set forth certain information with regard to the Company's current executive officers.

Name	Age	Position
Alan Kiraly	45	Chief Executive Officer
Glenn Cox	50	Vice President, Marketing and Sales
John W. Low	50	Chief Financial Officer and Secretary
Pierre de Wet	43	Vice President, Operations

Biographical information for *Mr. Kiraly* is set forth below under Directors.

Mr. Cox was appointed Vice President, Marketing and Sales in October 2005. Previously Mr. Cox served as Vice President Business Development of the Company from April 1998. Mr. Cox joined the Company in January 1997 as Vice President Customer Care. Prior to joining the Company Mr. Cox was with Northeast Utilities for 15 years holding various management positions within the information technology group. Mr. Cox earned a B.S.E. degree from University of Connecticut in 1982.

Mr. Low has served as the Company's Chief Financial Officer and Secretary since June 1990. Mr. Low served as Corporate Controller from the time he joined the Company in August 1987 until June 1990. Prior to joining the Company, Mr. Low was with PricewaterhouseCoopers LLP, as a Manager working with middle-market and growing companies. Mr. Low, a certified public accountant, earned a B.A. degree in Economics from the University of California, Los Angeles in 1978.

Mr. De Wet was appointed Vice President of Operations in September 1999. Previously, Mr. De Wet served as Director of Operations from April 1998 to September 1999 and Director of Projects from May 1997 to April 1998. Prior to joining the Company, Mr. De Wet was a Technical Marketing Manager at Paradigm System Technology from June 1995 to April 1997 where he was responsible for establishing relationships with technical partners in Europe and North America. From April 1991 to June 1995, Mr. De Wet was with PQ Africa, a division of Comparex Holdings. Mr. De Wet earned a B.S. degree from the University of Pretoria in 1989.

Directors

The following table and discussion set forth certain information with regard to the Company's current directors.

In accordance with the Stock Purchase Agreement dated as of January 14, 2000 between the Company and Spescom Ltd., the Company has covenanted to include two nominees of Spescom Ltd. in management's slate of nominees to be elected to the Board of Directors at each election of directors and to recommend to the shareholders the election of such nominees for as long as Spescom Ltd. or any affiliate of Spescom Ltd. holds at least thirty-three percent (33%) of the Common Stock. Dr. Myers and Mr. Isaacman were the nominees designated by Spescom Ltd for election at the 2005 Annual Meeting of Stockholder's.

Name	Age	Position
Alan Kiraly	45	Chief Executive Officer and Director
Michael Silverman	62	Chairman and Director
Hilton Isaacman	53	Director
D. Ross Hamilton	68	Director
Larry D. Unruh	55	Director
James P. Myers	66	Director

Mr. Kiraly was appointed Chief Executive Officer and a Director of the Company in January 2007, after having served as Interim Chief Executive Officer since August 2006. Mr. Kiraly joined the Company as Vice President of Product Development in August 2004. From October 2000 until joining the Company, he was the Chief Executive Officer of Lascom Solutions Inc., the United States subsidiary of Lascom, SA, a French software developer. Mr. Kiraly was Vice President, Product Management and Development from November 1999 to October 2000 at Motiva Software Inc. Prior to Motiva he held a variety of management positions in product marketing, development and project services at various companies in the software industry. Mr. Kiraly earned a B.S. degree in Mechanical Engineering from Michigan State University in 1983, and Masters of Science in Mechanical Engineering from the University of Dayton in 1986.

Mr. Silverman has been a Director of the Company since April 2004. He was appointed Chairman of the Board of the Company in September 2004. Since 2001 Mr. Silverman has been a director of Island Pacific, Inc., a publicly held software company in the retail industry and in February 2004 was appointed its Chairman. Mr. Silverman founded Advanced Remote Communications Solutions, Inc. (formerly known as Boatracs, Inc.) in 1990 and serves on its board of directors. He previously served as its Chairman until May 2002, and as Chief Executive Officer and President until October 1997, and from November 1999 to May 2002. Mr. Silverman is a Chartered Accountant (South Africa) and received M.B.A. from Stanford University in 1969.

Mr. Isaacman, a nominee of Spescom Ltd., has been a Director of the Company since April 2000. Mr. Isaacman was the Executive Director Corporate Finance of Spescom Ltd from 1999 to 2005. Mr. Isaacman previously served as Spescom Ltd.'s Financial Director from 1990 to 1998. Mr. Isaacman began his career with Spescom Ltd. in 1988 as Financial Manager and was a member of Spescom Ltd.'s Board of Directors from 1990 to 2005. Mr. Isaacman is a Chartered Accountant (South Africa) and received a certificate in accounting, tax and auditing from the University of Capetown in 1982.

Mr. Hamilton has been a Director of the Company since June 1994. He served as Chairman of the Board of the Company from January 1997 through June 1997. Since 1983 Mr. Hamilton has served as President of Hamilton Research, Inc., a financial consulting firm. Mr. Hamilton received a B.S. degree in Economics from Auburn University in 1961.

Mr. Unruh has served as a Director of the Company since May 1988. Since January 2003 he has been Managing Partner of Hein & Associates LLP, certified public accountants, as well as its Managing Tax Partner since 1982. Mr. Unruh has served as a director of Advanced Laser Technology, Inc. since 1999 and also served as a director of Basin Exploration, Inc., an oil exploration and development company from 1992 to 2001. Mr. Unruh received a B.S. degree in Accounting from the University of Denver in 1973.

Dr. Myers, a nominee of Spescom Ltd., has been a Director of the Company since July 2001. In October 2003 Dr. Myers was appointed as a member of the board of directors of Spescom Ltd. and serves as Chairman. Dr. Myers, currently a consultant, has over 30 years of international business experience specializing in the telecommunications industry. Dr. Myers served as President of Southwestern Bell International Development Africa (Pty) Ltd from 1985 to 1998. Dr. Myers served as the Executive Vice President of that company from 1994 to 1995. From 1993 to 1994, Dr. Myers was the Executive Director of Technology Resources Incorporated. From 1991 to 1993, Dr. Myers was the President of JMA, Inc. From 1979 to 1991, Dr. Myers was the President of The Gammon Group, Inc. From 1969 to 1978, Dr. Myers was a Principal with the accounting firm Arthur Young & Company. From 1965 to 1969, Dr. Myers was an Operations Research Analyst with Texas Instruments, Inc. Dr. Myers earned his B.A. in Mathematics from Texas A&M University in 1963, a Master of Arts in Mathematical Physics from the University of Arizona in 1965, and a Doctor of Philosophy in Industrial Engineering/Operations Research from Texas Tech University in 1969. Dr. Myers is currently serving as a Director for the following entities: Blackstar Investors PLC, African Merchant Bank, Econet Wireless, and American Chamber of Commerce of South Africa.

All directors are elected annually and serve until the next annual meeting of shareholders and until their successors have been elected and qualified.

Audit Committee

The Board of Directors has an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, that makes recommendations regarding the selection of independent public accountants and reviews with them the scope and results of the audit engagement. The Audit Committee is comprised of Messrs. Hamilton, Silverman and Unruh. Mr. Unruh is Chairman of the Audit Committee, as well as the Audit Committee Financial Expert. Messrs. Hamilton, Silverman and Unruh are independent directors, in accordance with the definition of independence set forth in the NASDAQ listing standards.

Code of Ethics

The Company has adopted a Code of Ethics to provide standards for ethical conduct, which applies to the Board of Directors, officers, and all Company employees, including our Chief Executive Officer and Chief Financial Officer. The Code of Ethics covers topics including, but not limited to, the expected standards of employee conduct, conflicts of interest, compliance with securities laws, confidentiality of information, insider trading, and compliance with other laws.

Any waiver of a provision of the Code of Ethics with respect to a director or executive officer may only be made by the Board. The Company will file with the SEC on Form 8-K or post on its website all amendments to the Code of Ethics and waivers of its provisions made with respect to any director or executive officer in accordance with the applicable SEC rules.

The Code of Ethics has been posted on the Company's website at www.spescomsoftware.com under the heading "Investors."

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, during the fiscal year ended September 30, 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, except as set forth below. Messrs. Stentiford, Hamilton, Myers, Silverman and Unruh filed late Form 4's in January and April 2006 to report stock option grants. In addition, Messrs. Kiraly, Isaacman, Cox, Low and De Wet filed late Form 4's in April 2006 to report stock option grants. Each late Form 4 was filed within 31 days of the date on which the associated stock option grant was made.

ITEM 11. DIRECTOR AND EXECUTIVE COMPENSATION

Summary of Compensation of Executive Officers

The following table sets forth certain information concerning the annual and long-term compensation for services rendered in all capacities to the Company of (i) all individuals who served as the Company's Chief Executive Officer during the fiscal year ended September 30, 2006 and (ii) the other three individuals who served as executive officers during the fiscal year ended September 30, 2006 (collectively, the "Named Executive Officers").

		Annual Compensation			Long-term
Name and Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Compensation Awards— Stock Options (# Shares)
Alan Kiraly	2006	$ 152,152	—	—	200,000
Chief Executive Officer (2)	2005	129,808	—	—	—
	2004	54,519	—	—	30,000
Keith Stentiford	2006	$ 196,967	—	—	850,000
Former Chief Executive Officer (3)	2005	121,154	—	—	150,000
Glenn Cox	2006	$ 159,312	—	$ 66,223	100,000
Vice President—Sales (4)					
John W. Low	2006	$ 207,488	—	—	150,000
Chief Financial Officer	2005	183,451	—	—	—
and Secretary	2004	178,147	—	—	—
Pierre de Wet	2006	$ 160,135	—	—	100,000
Vice President—Operations	2005	143,559	—	—	—
	2004	144,745	—	—	—

(1) Excludes compensation in the form of other personal benefits, which, other than as set forth in the table above, did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for each year.

(2) Mr. Kiraly was appointed Interim Chief Executive Officer in August 2006 and the compensation for fiscal 2006 includes $24,000 received by Mr. Kiraly for his service in that capacity. Prior to his appointment as Interim Chief Executive Officer, Mr. Kiraly served as Vice President of Product Development of the Company.

(3) Mr. Stentiford resigned as Chief Executive Officer of the Company in August 2006.

(4) Mr. Cox was appointed Vice President Sales in October 2005. Prior to that appointment, he held the non-executive position of Vice President Business Development of the Company. The compensation of $66,223 paid in fiscal 2006 related to commissions earned on sales.

Option Grants in Last Fiscal Year

Shown below is information concerning grants of options issued by the Company to the Named Executive Officers during the fiscal year ended September 30, 2006:

Name	Number of Securities Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(2)	
					5% ($)	10% ($)
Alan Kiraly	200,000	9%	$ 0.13	3/31/16	$ 16,351	$ 41,437
Keith Stentiford (3)	750,000	35%	$ 0.11	12/27/15	$ 51,884	$ 131,484
	100,000	5%	$ 0.13	3/31/16	$ 8,176	$ 20,719
Glenn Cox	100,000	5%	$ 0.13	3/31/16	$ 8,176	$ 20,719
John W. Low	150,000	7%	$ 0.13	3/31/16	$ 12,263	$ 31,078
Pierre de Wet	100,000	5%	$ 0.13	3/31/16	$ 8,176	$ 20,719

(1) All options were granted with an exercise price equal to the closing sale price of the Common Stock as reported on the OTC Bulletin Board on the date of grant. The options vest 25% 90 days from the date of grant and in additional annual installments of 25% commencing on the first anniversary of the date of grant.

(2) The 5% and 10% assumed rates of appreciation are specified under the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of its Common Stock. The actual value, if any, which a Named Executive Officer may realize upon the exercise of stock options will be based upon the difference between the market price of the Common Stock on the date of exercise and the exercise price.

(3) Mr. Stentiford resigned in August 2006 and all of his options expired unexercised.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth for the Named Executive Officers information with respect to option exercises during the fiscal year ended September 30, 2006 and unexercised options and option values at September 30, 2006, in each case with respect to options to purchase shares of the Common Stock:

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options Held as of September 30, 2006		Value of Unexercised in-the-money Options at September 30, 2006($)(1)	
			Exercisable	Nonexercisable	Exercisable	Nonexercisable
Alan Kiraly	—	—	72,500	157,500	—	—
Keith Stentiford	—	—	—	—	—	—
Glenn Cox	—	—	135,000	85,000	—	—
John W. Low	—	—	613,500	112,500	—	—
Pierre de Wet	—	—	272,000	75,000	—	—

(1) Based on the closing sale price of the Common Stock on the OTC Bulletin Board on September 30, 2006 ($0.12 per share).

Compensation of Directors

The directors of the Company are paid a meeting fee of $1,250 per Board or Audit Committee meeting attended and $1,000 per Compensation Committee meeting attended. In addition Mr. Silverman as Chairman of the Board of Directors receives an annual fee of $25,000 payable quarterly. Mr. Unruh as Chairman of the Audit Committee receives an annual fee of $10,000 payable quarterly.

Employment Arrangements

The Company does not have any employment contracts with the Company's executive officers other than the retention agreements described in the following paragraph.

The Company has entered into retention agreements with Alan Kiraly, Glenn Cox, John W. Low and Pierre de Wet, each of which contains the following terms and conditions: If, at the time of a change in control of the Company, the executive officer party to the agreement has not voluntarily terminated his employment or been terminated by the Company for cause, the officer shall be entitled to a retention bonus, payable in cash and/or securities of the entity acquiring the Company (the "Acquiror"), allocated to him from a bonus pool with the approval of the Compensation Committee. The bonus pool shall be equal to seven percent of the net acquisition proceeds received by the Company in connection with the change in control, provided that the minimum amount of such pool shall be $450,000 and the maximum amount shall be $675,000. The officer shall be entitled to receive at least 50% of the retention bonus in cash. If the officer is not employed by the Company or the Acquirer after the change in control, the Company agrees to, within 12 months after the change in control, redeem, or cause the redemption of, for cash any non-marketable securities of the Acquirer that were paid as part of the retention bonus. The redemption shall be at fair market value, as determined by the Acquirer. In addition to the retention bonus, the Company agrees, subject to the officer's execution of a release and separation agreement, to pay the officer severance benefits equal to his base salary for a certain period, which in each case is six or nine months, and a portion of the COBRA premiums under the Company's or the Acquirer's health plan for the same period, when (i) the officer does not remain employed with the Company or the Acquirer immediately following the change in control and certain other conditions are satisfied or (ii) the officer accepts employment with the Company or the Acquirer following the change in control and is terminated without cause within 12 months.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Hamilton, Isaacman, Myers and Unruh. None of the committee members is or was an employee or officer of the Company during the fiscal year ended September 30, 2006. No executive officer of the Company has served as a member of the Board of Directors or Compensation Committee of any company in which Messrs. Hamilton, Isaacman, Myers and Unruh is an executive officer.

Report of Compensation Committee of the Board of Directors

The following is the Report of the Compensation Committee describing the compensation policies and rationales applicable to the Company's executive officers with respect to the compensation paid to our executive officers for the fiscal year ended September 30, 2006.

The responsibilities of the Compensation Committee are to set compensation policies applicable to the Company's executive officers. The Committee's fundamental policy is to offer the Company's executive officers competitive compensation opportunities based upon the overall performance of the Company, the individual contribution of such officers to the financial success of the Company and market rates of compensation of executive officers at similarly situated technology companies. It is the Committee's objective to have a substantial portion of each officer's total compensation potential contingent upon the Company's performance, as well as upon the officer's own level of performance. Accordingly, each executive officer's compensation package is generally comprised of three elements: (i) base salary, which is established primarily on the basis of individual qualifications, performance and market considerations, (ii) annual variable performance awards payable in cash and tied to the Company's achievement of financial performance goals and the executive's contribution to the achievement of those goals, and (iii) long-term stock-based incentive awards that are intended to strengthen the mutuality of interests between the executive officers and the shareholders.

Base Salary. Individual officer salaries are determined based on individual experience, performance and breadth of responsibility within the Company. The Compensation Committee reviews these factors for each executive officer each year. In addition, the Compensation Committee considers executive officers' salaries for relative competitiveness with similarly-situated companies.

Bonuses. Individual bonuses are based on the contribution of each officer and achievement of overall financial goals of the Company.

Equity Plans. The 1996 Stock Incentive Plan was a long-term incentive plan for the Company's employees, executive officers and directors. The plan expired on March 31, 2006. The plan was intended to align shareholder and employee interests by creating a direct link between long-term rewards and the value of the Company's common stock. The Compensation Committee believes that long-term stock ownership by executive officers and employees is an important factor in retaining valued employees and in achieving growth in share value. The options utilize vesting periods that encourage employees to continue in the employ of the Company. Because the value of an option bears a direct relationship to the Company's stock price, the Compensation Committee believes that options motivate executive officers and employees to manage the Company in a manner which will benefit all shareholders. The Compensation Committee is planning to submit a new Stock Incentive Plan for shareholder approval in 2007.

Stock options may be awarded to employees at any time. The exercise price per share of each stock option is generally equal to the prevailing market price of a share of the Company's common stock on the date the option is granted. The size of stock option grants is determined by a number of factors, including comparable grants to executive officers and employees of similarly situated companies, as well as the executive officer's relative position and responsibilities with the Company, the individual performance of the executive officer over the previous fiscal year, the anticipated contribution of the executive officer to the attainment of the Company's long-term strategic performance goals, and the dilutive effect of the option grant. The Committee views stock option grants as an important component of its long-term, performance-based compensation philosophy.

Compensation for the CEO is determined through a process similar to that discussed above for the other executive officers. The Board of Directors reviews the CEO's compensation based on the Board's overall evaluation of performance toward the achievement of the Company's financial, strategic and other goals, with consideration given to length of service, to competitive chief executive officer compensation information and the overall financial strength of the Company. Mr. Stentiford served as the Company's CEO from prior to the beginning of fiscal 2006 through his resignation in August 2006. Mr. Stentiford's compensation for his service as CEO during fiscal 2006, as approved by the Board, consisted of base salary at the annual rate of $230,000, target bonus and stock options. Mr. Stentiford was not eligible for receipt of the target bonus approved by the Board because he resigned prior to the end of fiscal 2006. Mr. Kiraly was appointed Interim Chief Executive Officer in August 2006 following Mr. Stentiford's resignation and was appointed Chief Executive Officer in January 2007. Mr. Kiraly's compensation for his services during fiscal 2006, as approved by the Board, consisted of base salary at the annual rate of $204,000.

Respectfully submitted by the Compensation Committee of the Board of Directors of Spescom Software Inc. for the year ended September 30, 2006.

D. Ross Hamilton – Chair
Hilton Isaacman
James P. Myers
Larry D. Unruh

Performance Graph

The stock performance graph shall not be deemed to be incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts. The following graph shows the Company's total return to shareholders compared to the S&P SmallCap 600 Index and the S&P 600 Application Software Index over the period from October 1, 2001 to September 30, 2006.



COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
$250
$200
$150
$100
$50
$0
Sep 01
Sep 02
Sep 03
Sep 04
Sep 05
Sep 06
SPESCOM SOFTWARE INC
S&P SMALLCAP 600 INDEX
S&P 600 APPLICATION SOFTWARE INDEX

Company / Index	Base Period Sep01	INDEXED RETURNS Years Ending Sep02	Sep03	Sep04	Sep05	Sep06
SPESCOM SOFTWARE INC	100	41.38	196.55	186.21	62.07	41.38
S&P SMALLCAP 600 INDEX	100	98.21	124.58	155.20	188.13	201.60
S&P 600 APPLICATION SOFTWARE INDEX	100	86.85	133.17	142.12	175.06	191.73

The cumulative total return on the stock performance graph indicates historical results only and is not necessarily indicative of future results.

Each line on the stock performance graph assumes that $100 was invested in the Company's Common Stock and the respective indices on October 1, 2001. The graph then tracks the value of these investments, assuming reinvestment of dividends, through the five years ended September 30, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as to shares of the Common Stock owned as of January 24, 2007 by (i) each director, (ii) all individuals who served as the Company's Chief Executive Officer during the fiscal year ended September 30, 2006, (iii) the other three individuals who served as executive officers during the fiscal year ended September 30, 2006, (iv) all directors and executive officers as a group and (v) each person who, to the extent known to the Company, beneficially owned more than 5% of the outstanding shares of Common Stock. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given have sole voting and investment power over the shares shown as beneficially owned, subject to community property laws where applicable.

Name	Number of Shares (1)	Percent of Class (1)
Spescom Ltd. (4)	27,408,249(3)	56.0%
M.A.G. Capital, LLC (5)	41,680,883(6)(7)(8)	55.2%(9)
Forest Securities Limited (10)	3,141,910	8.5%
D. Ross Hamilton	336,500	*
Hilton Isaacman	306,250	*
James P. Myers (2)	27,556,249(3)	56.2%
Larry D. Unruh	154,297	*
John W. Low	667,000	1.8
Keith Stentiford (11)	—	—
Pierre de Wet	273,600	*
Michael Silverman	36,000	*
Alan Kiraly (12)	72,500	*
Glenn Cox	171,400	*
All Current Directors and Executive Officers as a Group (9 persons) (2)	29,572,796(3)	58.2%

* Less than one percent.

(1) Amounts and percentages include shares of the Company's common stock that may be acquired within 60 days of January 24, 2007 through the exercise of stock options as follows: 272,000 shares for Mr. De Wet, 72,500 shares for Mr. Kiraly, 135,000 shares for Mr. Cox, 613,500 shares for Mr. Low, 150,000 shares for Mr. Hamilton, 150,000 shares for Mr. Unruh, 306,250 shares for Mr. Isaacman, 135,000 shares for Mr. Myers, 35,000 shares for Mr. Silverman, and 1,869,250 shares for all directors and executive officers as a group.

(2) Dr. Myers, a Director of the Company, is also a member of the board of directors of Spescom Ltd. As an affiliate of Spescom Ltd., Dr. Myers could be deemed to be a beneficial owner of the 27,408,249 shares of common stock of the Company beneficially owned by Spescom Ltd. However, Dr. Myers disclaims beneficial ownership of all such shares.

(3) Amount includes 11,757,778 shares of the Company's common stock issuable upon conversion of the Series F Preferred Stock held by Spescom Ltd. at an initial conversion price of $.45 per share.

(4) The primary business address of Spescom Ltd. and Dr. Myers is Spescom Park, Cnr. Alexandra & Second Street, Halfway House, Midrand 1685, South Africa.

(5) The shares of the Company's common stock beneficially owned by M.A.G. Capital, LLC ("MAG"), as detailed in notes (7) and (8), include certain shares beneficially owned by MAG's affiliates Monarch Pointe Fund, Ltd. ("Monarch") and Mercator Momentum Fund III, L.P ("MMF"). MAG controls the investments of Monarch and MMF. David F. Firestone is the Managing Member of MAG and, in such capacity, holds the right to vote and the right to dispose of the shares beneficially owned by MAG, Monarch and MMF. The primary business address of MAG is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071, and the primary business address of each of Monarch and MMF is c/o M.A.G. Capital, LLC, 555 South Flower Street, Suite 4200, Los Angeles, CA 90071.

(6) Amount includes 1,475,926 shares of the Company's common stock beneficially owned by MAG by virtue of MAG's ownership of certain warrants, of which shares (i) 550,000 are issuable upon exercise of a warrant at an exercise price of $0.44 per share; and (ii) 925,926 are issuable upon exercise of warrants at an exercise price of $0.27 per share.

(7) Amount includes 35,005,556 shares of the Company's common stock beneficially owned by Monarch, of which (i) 3,285,883 are outstanding, (ii) up to 32,000,000 are issuable upon conversion of the Series I Preferred Stock at a conversion price equal to 85% of the market price (the volume weighted average price of the Company's common stock during the 5 trading days prior to conversion, subject to adjustment), provided that in no event shall the conversion price exceed a ceiling price of $0.21 per share, or be less than a floor price of $0.0725 per share; (iii) 2,200,000 are issuable upon exercise of a warrant at an exercise price of $0.44 per share; and (iv) 805,556 are issuable upon exercise of warrants at an exercise price of $0.27 per share.

(8) Amount includes 1,913,473 shares of the Company's common stock beneficially owned by MMF, of which (i) up to 1,793,103 are issuable upon conversion of the Series I Preferred Stock at a conversion price equal to 85% of the market price (the volume weighted average price of the Company's common stock during the 5 trading days prior to conversion, subject to adjustment), provided that in no event shall the conversion price exceed a ceiling price of $0.21 per share, or be less than a floor price of $0.0725 per share; and (ii) 120,370 are issuable upon exercise of a warrant at an exercise price of $0.27 per share.

(9) Under the Certificate of Determination of Series I Preferred Stock and the terms of each warrant for the purchase of shares of the Company's common stock held by MAG, Monarch and MMF, each of those entities may not convert any shares of Series I Convertible Preferred Stock or exercise any such warrant if doing so would cause the aggregate beneficial ownership of the Company's common stock of MAG, Monarch and MMF to exceed 9.99% of the Company's common stock then outstanding.

(10) The primary business address of Forest Securities Limited is Polygon Hall, P.O. Box 135, Le Marchant Street, St. Peter Port, Guernsey, GY1 4EL.

(11) Mr. Stentiford resigned as Chief Executive Officer and Director of the Company effective August 18, 2006.

(12) Mr. Kiraly was appointed interim Chief Executive Officer of the Company effective August 18, 2006. On January 10, 2006 he was appointed Chief Executive Officer and a Director of the Company.

Equity Compensation Plan Information

The following table gives information about the Company's common stock that may be issued upon the exercise of options under all of the Company's equity compensation plans as of September 30, 2006. The table includes the 1996 Stock Incentive Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	4,454,750	$ 0.28	—
Equity compensation plans not approved by security holders	1,300,000(1)(2)(3)	$ 0.33	—
Total	5,754,750	$ 0.29	—

(1) A warrant underlying 1,000,000 of these option shares was granted in 2004 to a public relations firm. The exercise price under the warrant is $0.40 per share. The warrant expires on November 3, 2007. The warrant vests and becomes exercisable as follows: (i) 500,000 option shares vest on the date that the average of the last sale price of the Company's stock on the OTC Bulletin Board for the ten trading days immediately preceding such date (the "Market Price") exceeds $0.60 per share, (ii) 250,000 option shares vest on the date that the Market Price exceeds $0.70 per share, and (iii) the remaining 250,000 option shares vest and become exercisable on the date that the Market Price exceeds $0.80 per share.

(2) A warrant underlying 300,000 of these option shares was granted on March 31, 2006 to a public relations firm. The exercise price under the warrant is $0.10 per share. The warrant expires on the third anniversary of its date of issuance.

(3) Amount does not include 825,000 shares issuable upon exercise of certain warrants granted to an investment consulting firm pursuant to an agreement executed in connection with the November 2004 private placement of Series G Convertible Preferred Stock. Specifically, that firm received warrants to purchase (i) 550,000 shares of the Company's common stock at a purchase price of $0.40 per share, expiring November 5, 2009, and (ii) 275,000 shares of the Company's common stock at a purchase price of $0.44 per share, expiring November 5, 2007.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Involving Spescom Ltd. and Its United Kingdom Subsidiary

As of January 25, 2007, Spescom Ltd. owned approximately 56% of the outstanding common shares of the Company, assuming the conversion of the shares of the Company's Series F Preferred Stock held by Spescom Ltd.

Spescom Ltd. and the Company have entered into a license agreement pursuant to which Spescom Ltd. has licensed to the Company the right to use the name "Spescom" and to use a trademark owned by Spescom Ltd. related to certain computer software. The Company will not pay any royalties to Spescom Ltd. in connection with this license. The license is for an indefinite term, but is terminable by either party upon 60 days prior written notice. Under the license agreement, Spescom Ltd. has agreed to indemnify and hold harmless the Company and its directors, officers, employees and agents against liabilities arising from any claim brought against the Company that alleges that Spescom Ltd.'s or the Company's use of the trademark being licensed infringes the rights of any third party, provided that the Company is in material compliance with the provisions of the license agreement.

On September 30, 2003, the Company issued 5,291 shares of its Series F Convertible Preferred Stock (the "Series F Preferred Shares") to Spescom Ltd. in consideration of the cancellation of $5,291,000 of its debt owed to Spescom Ltd. and Spescom Ltd.'s United Kingdom subsidiary, Spescom Ltd. ("Spescom Ltd. UK").

The Series F Preferred Shares are convertible into the Company's common stock at an initial conversion price of $0.45 per share (subject to certain adjustments set forth in the related Certificate of Determination for the Series F Preferred Shares) representing a total of 11,757,778 shares of the Company's common stock. Such conversion may occur at the option of the holder until September 30, 2008. On that date, any outstanding Series F Preferred Shares not previously converted are to be converted automatically. The Series F Preferred Shares are entitled to a liquidation preference equal to $1,000.00 per share, plus accrued but unpaid dividends per share and interest on all accrued but unpaid dividends at an annual rate of 8% compounded annually from the date of accrual. The Series F Preferred Shares are also entitled to receive dividends of 5% of the stated value of $1,000.00 per share per annum, payable on a quarterly basis in cash or common stock (valued on the basis of the average per share market value on the 30 trading days immediately prior to the date on which such dividend is declared by the Board of Directors). Unpaid dividends accrue interest at the rate of 8% per annum. As part of this transaction, Spescom Ltd. and Spescom Ltd. UK received certain demand and piggyback registration rights with respect to the common stock underlying the Series F Preferred Shares.

In November 2005 the Company's wholly owned subsidiary, Spescom Software Ltd. agreed to guarantee certain loan obligations of Spescom Ltd which totaled $1.2 million as of December 31, 2006. The proceeds of these loans had been used by Spescom Ltd. in prior years to provide working capital to the Company. The guarantee is secured by the assets of Spescom Software Ltd. which totaled $283,000 at September 30, 2006.

Transactions Involving M.A.G. Capital, LLC and Certain of Its Affiliates

As of January 25, 2007 M.A.G. Capital, LLC ("MAG") and its affiliates Monarch Pointe Fund, Ltd. ("Monarch") and Mercator Momentum Fund III., L.P. ("MMF") owned approximately 55.2% of the outstanding common shares of the Company assuming the conversion of all shares of the Company's preferred stock held by those three entities and the exercise of all warrants for the purchase of the Company's common stock held by them. Under the applicable Certificate of Determination of Preferred Stock and the terms of the warrants, however, none of MAG, Monarch and MMF may convert any shares of preferred stock or exercise any warrant if doing so would cause those three entities' aggregate beneficial ownership of the Company's common stock to exceed 9.99% of the Company's common stock then outstanding.

During fiscal 2005 and fiscal 2006, the Company issued in three private placements certain shares of its preferred stock and certain warrants for the purchase of shares of its common stock to MAG, Monarch and MMF. As part of each private placement, the Company undertook certain obligations to register the common stock underlying the preferred stock and warrants issued therein. These three private placements are described in greater detail in the paragraphs that follow.

On November 5, 2004, the Company issued (1) to Monarch 2,200 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock") and (2) to Monarch and MAG (which was then named Mercator Advisory Group, LLC) warrants, which expire November 5, 2007, to purchase, subject to certain adjustments, an aggregate of 2.75 million shares of common stock at $0.44 per share. The aggregate consideration received by the Company for the Series G Preferred Stock and warrants was $2.2 million. During fiscal 2005, 750 shares of this preferred stock was converted into 2,428,000 shares of common stock.

On October 25, 2005, the Company entered into a definitive agreement relating to a private placement with Monarch and MAG. Pursuant to the agreement, on October 25, 2005, the Company issued (1) to Monarch 1,950 shares of Series H Convertible Preferred Stock ("Series H Preferred Stock") and (2) to Monarch and MAG warrants, which expire October 25, 2008, to purchase, subject to certain adjustments, an aggregate of 925,926 shares of common stock at $0.27 per share. The aggregate consideration received by the Company for the Series H Preferred Stock and warrants consisted of $500,000 and the remaining 1,450 shares of the Series G Preferred Stock, which were cancelled by the Company. The agreement contemplated the issuance by the Company at a second closing of 500 shares of Series H Preferred Stock and warrants, expiring on the third anniversary of the second closing, to purchase 925,926 shares of common stock at $0.27 per share, in exchange for aggregate consideration of $500,000. The obligations of the investors to consummate that second closing were subject to certain conditions, including that the closing price of the Company's common stock would be $0.16 or greater for 20 consecutive trading days. This stock price condition was not satisfied and the second closing was not completed.

On March 10, 2006, the Company completed a private placement with MAG, Monarch and MMF. Under the terms of the financing, the Company issued (i) to Monarch and MMF an aggregate of 2,450 shares of Series I Convertible Preferred Stock ("Series I Preferred Sock") and (ii) to MAG, Monarch and MMF warrants, expiring March 10, 2009, to purchase, subject to certain adjustments, an aggregate of 925,926 shares of common stock at $0.27 per share. The Company received aggregate consideration for the Series I Preferred Stock and warrants issued in the private placement consisting of $500,000 and the 1,950 shares of Series H Preferred Stock issued by the Company in October 2005, which have been cancelled.

Each share of Series I Preferred Stock is convertible into a number of shares of common stock determined by dividing $1,000 by the conversion price per share in effect at the time of conversion, provided that a holder of Series I Preferred Stock may at any given time convert only that number of shares of Series I Preferred Stock so that, upon conversion, the aggregate beneficial ownership of the Company's common stock of such holder and all persons affiliated with such holder is not more than 9.99% of the Company's common stock then outstanding. The conversion price per share, which is subject to certain adjustments, is equal to 85% of the market price (the volume-weighted average price of the Company's common stock during the 5 immediately preceding trading days, subject to adjustment), provided that in no event shall the conversion price exceed a ceiling price of $0.21 per share, or be less than a floor price of $0.0725 per share. Each holder of Series I Preferred Stock is entitled to a liquidation preference equal to the greater of (i) $1,000 per share plus declared but unpaid dividends per share and (ii) the amount such holder would be entitled to receive had such holder's shares been converted into shares of common stock immediately prior to the distribution in accordance with the terms of the Series I Preferred Stock. The Series I Preferred Stock accrued dividends of 6.75% of the stated value of $1,000 per share per annum between the date of issuance and July 10, 2006, the date on which the registration statement for the common stock underlying the Series I Preferred Stock was declared effective by the Securities and Exchange Commission.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In April 2004 the Company terminated Grant Thornton LLP as the Company's independent public accountants and appointed Singer Lewak Greenbaum & Goldstein LLP. The following fees were paid to Singer Lewak Greenbaum & Goldstein LLP and Grant Thornton LLP for services provided to the Company for the fiscal years ended September 30, 2006 and 2005:

	For the year ended September 30,	
	2006	2005
Audit Fees	$ 197,034	$ 206,566
Audit-Related Fees	14,498	24,992
Tax Fees	—	—
All other fees	—	—
Total	$ 211,532	$ 231,658

All of the services provided above were approved in advance by the Audit Committee.

The Audit Committee is responsible for (i) the appointment and oversight of the Company's independent auditors, including reviewing the auditors' qualifications, independence and performance, (ii) the pre-approval of all audit and allowable non-audit services provided by the Company's independent auditors, and (iii) assisting the Board of Directors in its oversight of the quality and integrity of the Company's financial statements, system of internal controls, and accounting and financial reporting processes.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

3.1 Restated Articles of Incorporation of Spescom Software Inc. (incorporated by reference to Exhibit 3.1 to the Form 10-K filed on December 6, 2004).

3.2 Registrant's Bylaws, as amended (incorporated by reference from previous filings with the Securities and Exchange Commission)

4.1 Specimen certificate of Common Stock (incorporated by reference from previous filings with the Securities and Exchange Commission)

4.2 Certificate of Determination of Series F Convertible Preferred Stock of Altris Software, Inc., dated September 29, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed on October 10, 2003).

4.3 Certificate of Determination of Series I Convertible Preferred Stock of Spescom Software Inc., dated March 9, 2006 (incorporated by reference to Exhibit 3.1 to the Form 8-K filed on March 16, 2006).

4.4 Registration Rights Agreement by and among Altris Software, Inc. and certain shareholders, dated August 31, 2003 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed on October 1, 2003).

4.5 Registration Rights Agreement by and among Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed on October 10, 2003).

4.6 Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 12, 2004).

4.7 Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 31, 2005).

4.8 Registration Rights Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on March 16, 2006).

4.9 Warrant to Purchase Common Stock issued to Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 12, 2004).

4.10 Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated November 5, 2004 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 12, 2004).

4.11 Warrants to Purchase Common Stock issued to Trilogy Capital Partners, dated November 4, 2004 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 12, 2004).

4.12	Warrant to Purchase 550,000 shares of Common Stock of Spescom Software Inc. issued to Cappello Capital Corp (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on January 28, 2005).
4.13	Warrant to Purchase 275,000 shares of Common Stock of Spescom Software Inc. issued to Cappello Capital Corp (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on January 28, 2005).
4.14	Warrant to Purchase Common Stock issued to M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on October 31, 2005).
4.15	Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated October 25, 2005 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on October 31, 2005).
4.16	Warrant to Purchase Common Stock issued to M.A.G. Capital, LLC, dated March 10, 2006. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on March 16, 2006.)
4.17	Warrant to Purchase Common Stock issued to Monarch Pointe Fund, Ltd., dated March 10, 2006 (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on March 16, 2006).
4.18	Warrant to Purchase Common Stock issued to Mercator Momentum Fund III, L.P., dated March 10, 2006 (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on March 16, 2006).
4.19	Warrant to Purchase Common Stock issued to Liolios Group, Inc., dated March 31, 2006 (incorporated by reference to Exhibit 4.22 to the Form S-1 filed on April 7, 2006)
10.1	10% promissory note due upon demand in principal amount of $400,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on March 15, 2002 (incorporated by reference to Exhibit 10.29 to the Form 10-Q filed on May 15, 2002).
10.2	10.0% promissory note due upon demand in principal amount of $500,000 issued by Altris Software, Inc. to Spescom Limited, a United Kingdom corporation, on April 19, 2002 (incorporated by reference to Exhibit 10.34 to the Form 10-Q filed on August 14, 2002).
10.3	Security Agreement between Altris Software, Inc. and Spescom Limited, a United Kingdom corporation, and Spescom Limited, a South African corporation, dated February 15, 2002 (incorporated by reference to Exhibit 10.30 to the Form 10-Q filed on May 15, 2002).
10.4	Security Agreement dated March 15, 2002 between Altris Software, Inc., a California corporation, and Spescom Limited, a United Kingdom corporation (incorporated by reference to Exhibit 10.32 to the Form 10-Q filed on May 15, 2002).
10.5	Pledge Agreement dated March 15, 2002 by and between Altris Software, Inc., a California corporation, Spescom Limited, a United Kingdom corporation, and Solomon Ward Seidenwurm & Smith, LLP (incorporated by reference to Exhibit 10.33 to the Form 10-Q filed on May 15, 2002).
10.6	Debt Conversion Agreement by and between Altris Software, Inc., Spescom Limited, and Spescom Ltd., dated September 30, 2003 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed on October 10, 2003).

10.7	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and Mercator Advisory Group, LLC, dated November 5, 2004 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on November 12, 2004).
10.8	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd. and M.A.G. Capital, LLC, dated October 25, 2005 (incorporated by reference to Exhibits 10.1 to the Form 8-K filed on October 31, 2005).
10.9	Subscription Agreement by and among the Company, Monarch Pointe Fund, Ltd., Mercator Momentum Fund III, L.P. and M.A.G. Capital, LLC, dated March 10, 2006 (incorporated by reference to Exhibit 10.1 to the Form 8 K filed on March 16, 2006).
10.10	Public Relations Agreement Between Liolios Group, Inc. and the Company dated November 15, 2005 (incorporated by reference to Exhibit 4.17 to the Form 10-K filed on January 4, 2006).
10.11	Letter Amendment to Public Relations Agreement between Liolios Group, Inc. and the Company, dated March 31, 2006 (incorporated by reference to Exhibit 4.21 to the Form S-1 filed on April 7, 2006).
10.12	Letter of guarantee between Spescom Software Limited and Absa Bank Limited, dated November 9, 2005 (incorporated by reference to Exhibit 10.14 to the Form 10-K filed on January 4, 2006).
10.13	Source Code License between Spescom Software Inc. and Aveva Solutions Limited, dated October 2, 2006. (incorporated by reference to Exhibit 10.13 to the Form 10-K filed on December 26, 2006)
10.14	Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on April 5, 2004).
10.15	Form of Incentive Stock-Option Agreement, Non-Statutory Stock-Option Agreement and Restricted Stock Option Agreement under Amended and Restated 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Form 10-K filed March 31, 1997).
10.16	Lease between Rowlandson Properties Limited and Spescom Software Limited, dated February 10, 2006 (incorporated by reference to Exhibit 10.20 to the Form S-1 filed on April 7, 2006).
10.17	Retention Agreement between the Company and Keith Stentiford, dated May 3, 2006 (incorporated by reference to Exhibit 10.8 to the Form 10-Q filed on May 15, 2006).
10.18	Retention Agreement between the Company and John W. Low, dated April 27, 2006 (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed on May 15, 2006).
10.19	Retention Agreement between the Company and Glenn Cox, dated April 25, 2006 (incorporated by reference to Exhibit 10.10 to the Form 10-Q filed on May 15, 2006).
10.20	Retention Agreement between the Company and Pierre DeWet, dated April 26, 2006 (incorporated by reference to Exhibit 10.11 to the Form 10-Q filed on May 15, 2006).
10.21	Retention Agreement between the Company and Alan Kiraly, dated April 25, 2006 (incorporated by reference to Exhibit 10.12 to the Form 10-Q filed on May 15, 2006).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Form 10-K filed on December 20, 2002).
23.1	Consent of Singer Lewak Greenbaum and Goldstein LLP (previously filed with the Form 10-K filed on December 26, 2006).
31.1	Certification by the Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) under the Securities Exchange Act of 1934 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on January 26, 2007.

SPESCOM SOFTWARE INC.

By: /s/ Alan Kiraly
Alan Kiraly
Chief Executive Officer

By: /s/ John W. Low
John W. Low
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Alan Kiraly Alan Kiraly	Director and Chief Executive Officer (Principal Executive Officer)	January 26, 2006
/s/ John W. Low John W. Low	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 26, 2006
/s/ D. Ross Hamilton D. Ross Hamilton	Director	January 26, 2006
s/ Hilton Isaacmam Hilton Isaacman	Director/	January 26, 2006
s/ James Myers James Myers	Director/	January 26, 2006
/s/ Larry D. Unruh Larry D. Unruh	Director	January 26, 2006
/s/ Michael Silverman Michael Silverman	Director	January 26, 2006

SPESCOM SOFTWARE INC.


SPESCOM

10052 Mesa Ridge Court
Suite 100
San Diego CA 92121
Tel: 858.625.3000
Fax: 858.625.3010
www.spescomsoftware.com

Dear Valued Shareholder,

As the new CEO of Spescom Software, I would like to thank you for your support.

In fiscal 2006, we made great progress and now head into fiscal 2007 excited about the future. A few notable accomplishments in fiscal 2006 include:

- Increased license revenues 140% over fiscal 2005
- Increased overall revenues 20% over fiscal 2005
- Cut operating expenses 23% from fiscal 2005
- Added new customers – NuStart Energy Development, South African Airways, the Defense Threat Reduction Agency, and Nuclear Fuel Services
- Introduced new Corrective Action and Records Management features for our flagship suite of eB products
- Became established as a Managed Microsoft Gold Partner, enabling us to work even closer with Microsoft, while continuing our participation in Microsoft's Mainframe Migration Alliance and OpenXML Foundation
- Received the CMII 4-Star Certification for eB from the Institute of Configuration Management

Building on our market success and momentum in fiscal 2006, we have entered fiscal 2007 with a commitment to improve our awareness and position in the market. To that end, over the next couple of months we plan to initiate several key changes in our identity, branding and market positioning.

A significant element of our branding strategy is the renaming, subject to shareholder approval, of Spescom Software as Enterprise Informatics. We feel that this name is much better aligned with our mission and vision. Informatics is the science concerned with gathering, manipulating, storing, retrieving, and classifying recorded information, while enterprise organizations with vast amounts of information are who we serve.

While we are excited about the opportunity to approach the marketplace with a fresh look, we are more excited by the releases of eB planned for this year. In the months ahead look for our planned releases with new capabilities, Microsoft Vista Logo Certification, and my favorite: tight server-side integration with Microsoft SharePoint.

I believe that the hard work of our entire team last year has greatly improved our position for the long term. I am looking forward to continuing our progress in 2007 and beyond under the Enterprise Informatics banner.

Sincerely,

Alan Kiraly, CEO

END